# SUNCOR

**2024** Annual Report

Our vision is to be Canada's leading energy provider, respected for our people, performance, sustainability and relationships that together create value-added contributions to society, communities, customers and shareholders.

## Contents

| | |
|---|---|
| 2024 Highlights | 1 |
| Message to Shareholders | 2 |
| Advisories | 8 |
| Management's Discussion and Analysis | 10 |
| Management's Statement of Responsibility for Financial Reporting | 65 |
| Management's Report on Internal Control over Financial Reporting | 66 |
| Independent Auditor's Report | 67 |
| Audited Consolidated Financial Statements and Notes | 69 |
| Supplemental Financial and Operating Information | 116 |
| Share Trading Information | 140 |
| Leadership and Board Members | 141 |

# 2024 **Highlights**



| Adjusted funds from operations ($ millions) | 20 | 21 | 22 | 23 | **24** |
|---|---|---|---|---|---|
| ■ Adjusted funds from operations[1] | 3,876 | 10,257 | 18,101 | 13,325 | **13,846** |
| ○ Adjusted funds from operations per share[1] | 2.54 | 6.89 | 13.05 | 10.19 | **10.87** |



| Production and throughput (mboe/d) | 20 | 21 | 22 | 23 | **24** |
|---|---|---|---|---|---|
| ■ Exploration and Production | 101.7 | 87.5 | 78.0 | 56.1 | **53.8** |
| ■ Oil Sands – Bitumen | 127.2 | 175.6 | 185.2 | 202.6 | **257.7** |
| ■ Oil Sands – Synthetic crude oil | 466.2 | 468.6 | 480.0 | 487.0 | **516.1** |
| Total upstream production | 695.1 | 731.7 | 743.2 | 745.7 | **827.6** |
| ○ Refinery crude throughput | 407.0 | 415.5 | 433.2 | 420.7 | **465.0** |



| Free funds flow ($ millions) | 20 | 21 | 22 | 23 | **24** |
|---|---|---|---|---|---|
| ■ Free funds flow[1] | (50) | 5,702 | 13,114 | 7,497 | **7,363** |
| ■ Capital expenditures[2] | 3,806 | 4,411 | 4,819 | 5,573 | **6,166** |



| Shareholder returns ($ millions) | 20 | 21 | 22 | 23 | **24** |
|---|---|---|---|---|---|
| ■ Share repurchases | 307 | 2,304 | 5,135 | 2,233 | **2,908** |
| ■ Dividends | 1,670 | 1,550 | 2,596 | 2,749 | **2,803** |
| ○ Cash yield (%)[3] | 6 | 10 | 13 | 9 | **9** |

## **Maximized** returns to shareholders

> Returned $5.7 billion to shareholders through share repurchases of $2.9 billion and dividends of $2.8 billion

> Increased the quarterly dividend per share by approximately 5%

> Adjusted funds from operations of $13.8 billion, second highest in company history

> Free funds flow of $7.4 billion, consistent with 2023 despite weaker business environment

## **Leveraged** regional integration to maximize value

> Record total upstream production of 827,600 bbls/d and record upgrader utilization of 98%

> Record Oil Sands production of 773,800 bbls/d included record production at Firebag and Fort Hills

> Record refining throughput of 465,000 bbls/d and record refinery utilization of 100%

> Record refined product sales of 600,000 bbls/d, included four consecutive quarterly records

## **Significant** progress achieved against Investor Day targets

> Increased normalized free funds flow[4] by $2.3 billion relative to 2023, exceeded 2024 target of $1.3 billion

> Achieved net debt target nine months ahead of schedule and moved to 100% return of excess funds to shareholders via share repurchases

> Total OS&G down more than $300 million despite significantly higher volumes

> US$7 per barrel reduction in WTI breakeven[5], exceeded 2024 target of US$4 per barrel

1  Non-GAAP financial measures or contain non-GAAP financial measures. Refer to the Advisories section of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated February 26, 2025.
2  Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets previously held for sale of $108 million in 2023 and $133 million in 2022.
3  Dividends and share repurchases per share divided by average annual share price.
4  Non-GAAP financial measure. Refer to the Advisories section of this Annual Report and Suncor's Report to Shareholders for the fourth quarter of 2024 dated February 5th, 2025.
5  Supplementary financial measure. Refer to the Advisories section of this Annual Report.

# Message to Shareholders


SUNCOR

**Rich Kruger** President and Chief Executive Officer

## Today's Suncor

In April 2023, I addressed our employees in my first engagement as Chief Executive Officer. I shared my vision for this company to be the best of the best – the undisputed industry leader. A company that consistently meets its commitments and delivers value to its shareholders. A Suncor that is focused on the fundamentals of our business – **safety, operational integrity, asset reliability,** and **profitability**. A Suncor that is a simpler, lower-cost, more competitive, and a more focused company. A Suncor that employees are proud to be a part of and shareholders are proud to own.

Fast forward to today, we have a newly refreshed, recharged and fully aligned executive leadership team. We have clearer, simpler, more focused strategies, objectives and priorities. We also have fewer distractions and much clearer lines of sight to the roles and responsibilities that add value in our business.

We have a smaller, lower cost, more efficient above-field support organization that understands its role to support our operational sites. We have tangible and material operational improvement plans that we've shared not only internally, but externally.

We have a single, company wide redesigned annual incentive scorecard, a new impact-based employee evaluation system, and a heightened emphasis on leadership development within our organization. Increasingly, we have a new attitude and a new culture – competitive, result-oriented, and determined.

# Sustaining momentum and reaping the rewards

When I reflect on 2024, it was a remarkable year of positive change and momentum. The comprehensive overhaul and integration of strategic leadership, organizational structure, and corporate culture have firmly taken hold, driving a pace of change that has surpassed expectations. And this is just the beginning as we've only started to see the benefits of the initiatives we've set in motion.

It began with our 2024 Investor Day, where we presented an ambitious plan outlining Suncor's strategy for the next three years. Key highlights included: (1) plans to boost production by 108,000 barrels per day and increase normalized free funds flow by $3.3 billion per year by 2026; (2) a capital allocation policy focused on returning 100% of excess funds to shareholders upon reaching our net debt target; and (3) no significant capital expenditures planned for new bitumen development over the next five years.



Today's Suncor is ready and poised to keep the momentum going and deliver industry leading results in the years ahead.

After exceeding all of our 2024 commitments we are well ahead of the plan, as detailed below. We know that trust is earned through proof-points delivered quarter after quarter and consistently meeting our commitments. Today's Suncor is ready and poised to keep the momentum going and deliver industry leading results in the years ahead.

## Normalized free funds flow
### 2024 Progress vs Investor Day plan

+$2.3B
Growth vs 2023

+$3.3B
2026 Target

$8B

Outperformance

$6B

Commitment

$4B

$2B

0

2023          2024

### 2024 Highlights

- ✓ Record upstream and downstream volumes

- ✓ US$7/bbl WTI breakeven reduction in 2024

- ✓ Achieved $8B net debt ahead of target

- ✓ Shifted to 100% return to shareholders in Q4

- ✓ $5.7B shareholder returns (9% cash yield)

Note: On a normalized basis, assuming US$75 WTI business environment assumptions as disclosed in the May 2024 Investor Day.

# Delivering proof-points



## Safety first

Good business always starts with a safe business. We set the bar high in 2023, with our company's safest year on record. I'm proud to share that the Suncor team rose to the occasion to deliver similar results in 2024. We continue to see improvement in our safety metrics from our ongoing efforts to strengthen leadership, workforce engagement, procedural adherence, and training. Doubling the weight of our safety metrics for our employee annual incentive has been influential in motivating the right behaviours at all levels of the organization. This year we saw strong safety performance, with recordables down by 16% and lost time incidents down 30% compared to 2023. Additionally, our process safety was best-ever and ranked within the top quartile in the industry in North America.

## Record-breaking operational performance

Our laser-like focus on the fundamentals delivered exceptional operational performance throughout the year. We achieved our highest-ever annual upstream production of 828,000 barrels per day, exceeding the midpoint of our guidance by 38,000 barrels per day. This marks an increase of 82,000 barrels per day compared to 2023, putting us well ahead of our Investor Day plans of growing our production by 108,000 barrels per day by 2026.

We also set new records for utilization at our upgraders and refineries. Upgrader utilization reached a record 98%, 6% higher than our previous best. Similarly in the downstream segment, with refining throughput of 465,000 barrels per day we achieved a record annual refining utilization of 100%, 5% higher than our previous best and 10% higher than 2023. Our supply and marketing team strategically placed the additional volumes, setting yet another record-high for refined product sales of 600,000 barrels per day.

Our highly profitable Firebag in situ asset continues to achieve production growth through targeted improvements. A series of low to no cost debottlenecking actions have successfully increased the asset's capacity, resulting in record annual production of 234,000 barrels per day in 2024. This represents an increase of 17,000 barrels per day, or 8% from 2023's annual production level. Another example of capacity expansion is at our Montreal refinery where the turnaround team structurally added 13,000 barrels per day of capacity through debottlenecking, a significant uplift for no additional investment.

These incremental barrels that we produce, upgrade, or refine are our most profitable barrels. They are delivered at low cost so the benefits flow straight to the bottom line.

# Generating industry-leading returns for shareholders

As expected, our exceptional operational performance has resulted in growing profitability. This year we saw free funds flow of $7.4 billion and adjusted funds from operations of $13.8 billion, the second highest in the company's history.

In 2024, total operating, selling and general costs of $13.1 billion reflected a reduction of over $300 million compared to 2023, despite an additional 82,000 barrels per day in production and 44,000 barrels per day in refining throughput – an impressive demonstration of operating leverage.

At the same time, our $6.2 billion capital program was executed as planned, coming in a full $200 million below the midpoint of our guidance.

All of this has resulted in a US$7 per barrel reduction in our WTI breakeven, significantly surpassing our Investor Day target of a US$4 per barrel reduction within 2024.

This accomplishment only increases our confidence in our ability to reach or exceed the overall target of US$10 per barrel by 2026.

This strong financial performance generated substantial additional cash flow, allowing us to achieve our net debt target nine months ahead of our own expectations and begin returning 100% of excess funds to shareholders starting in October 2024.

At the same time, we delivered on our commitment to steadily grow our quarterly dividend, which increased by 5% to $0.57 per share, the highest dividend per share in the company's history.

Our shareholders emerged as clear winners this year, with a 21% share price appreciation (ranking #1 amongst a 12-company peer group), $5.7 billion in distributions, and a 9% cash yield.



**Dividends**

## $2.8B

dividends paid



**Share buybacks**

## 4.3%

shares repurchased

**Excess funds**

## 100%

to shareholders (started Q4)



**Dividends and share repurchases**

## 9%

cash yield

# Canada's role in the global energy system



Our shareholders emerged as clear winners this year, with a 21% share price appreciation (ranking #1 amongst a 12-company peer group), $5.7 billion in distributions, and a 9% cash yield.

Looking beyond Suncor, I see a world that is rapidly changing. Populations are increasing, economies are growing, and we're seeing energy security threatened by regional conflicts.

Affordable and reliable energy is essential to maintaining and improving quality of life on our planet. Energy demand continues to rise and for more than a century the world's energy needs have been met by fossil fuels; a fact that won't change for decades.

Oil is a global commodity, driven by fundamental supply and demand factors. It is also increasingly a determinant in international stability and economic alliances. The world will continue to need oil for the long term and there are limited countries who can provide it. Canada, with the world's third largest oil reserves, has an incredible opportunity to punch above its weight on the world's stage by providing energy globally, balancing environmental considerations with economic opportunity and supporting our allies in making the world a safer, more secure place. Our industry plays a crucial role in the prosperity and quality of life for all Canadians nationwide and is a major component of our country's economy.

We know that just to maintain today's global oil supply will require significant ongoing investment. To attract investment, oil resources need to be cost competitive and increasingly, carbon competitive. Canadian oil & gas has the potential to be both.

The challenge for our country is to create policies that recognize the realities of global energy, and do not disregard the tremendous economic opportunities available for Canada.

Today's Suncor is ready to meet these challenges head on and I am committed to ensuring we maintain a profitable, high performing business today and into the future. I take great pride in what we do – harnessing Canada's natural resources to provide essential energy that enhances the quality of life for millions. Our efforts strengthen the national economy, create tens of thousands of well-paying jobs, and support communities across the country. We build meaningful partnerships with Indigenous peoples and businesses, all while working collaboratively toward a sustainable future.

To our shareholders – on behalf of Suncor's Board of Directors and the entire Suncor team, thank you for your ongoing confidence and support. I am proud of our achievements in 2024, excited about our future, and deeply committed to continuously earning the trust you place in us.





**Rich Kruger**
President and Chief Executive Officer
Suncor Energy

**"**

I am proud of our achievements in 2024, excited about our future, and deeply committed to continuously earning the trust you place in us.

# Advisories

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.

## Forward-looking information

The preceding section of this Annual Report contains certain forward looking information and forward looking statements (collectively referred to herein as "forward looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "promise", "forecast", "potential", "opportunity", "would" and similar expressions. Forward looking statements in the preceding sections of this Annual Report include references to: Suncor's strategy, including plans to boost production by 108,000 barrels per day by 2026, from 2023; plans to increase normalized free funds flow by $3.3 billion per year by 2026, from 2023; and plans not to incur any significant capital expenditures for new bitumen development for five years from May 21, 2024.

Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's MD&A, including under the heading Risk Factors, and in the company's most recent Annual Information Form dated February 26, 2025 available at www.sedarplus.ca and Form 40-F dated February 26, 2025 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward looking statements contained in the preceding section of are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward looking statements or the foregoing risks and assumptions affecting such forward looking statements, whether as a result of new information, future events or otherwise.

## Non-GAAP financial measures

Certain financial measures used in the preceding section of this Annual Report, namely adjusted funds from operations, adjusted funds from operations per share, free funds flow and normalized free funds flow are not prescribed by GAAP. Non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyse business and performance, leverage and liquidity and therefore may be considered useful information by investors.

Adjusted funds from operations is calculated as cash flow provided by operating activities excluding changes in non-cash working capital. Adjusted funds from operations per share is calculated by taking adjusted funds from operations and dividing by the weighted average number of common shares outstanding in 2024. Free funds flow is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Normalized free funds flow is calculated by taking free funds flow and normalizing it for a US$75 WTI price.

Adjusted funds from operations and free funds flow defined in the MD&A and are reconciled to the GAAP measure in the MD&A for the year ending December 31, 2024, and for all prior periods are reconciled in the management's discussion and analysis for the respective year. Normalized free funds flow is defined and reconciled in Suncor's report to shareholders for the fourth quarter of 2024, dated February 5, 2025 (2024 Q4 Report). All reconciliations noted above are in the Non-GAAP financial measures advisory section of the applicable quarterly report and/or MD&A, each of which is available on the company's SEDAR profile available at www.sedarplus.ca and each such reconciliation is incorporated by reference herein.

WTI breakeven price is a supplementary financial measure that represents the U.S. dollar WTI price per barrel that is equal to Suncor's operating costs, dividend payment amount and sustaining capital on a per barrel basis. Management uses WTI breakeven price to measure the company's performance and believes it provides investors with important information regarding the efficiency and profitability of Suncor's operations.

## Reserves

Reserves information presented herein is presented as Suncor's working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2024. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated February 26, 2025 available at www.sedarplus.ca and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

## Measurement conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of the MD&A.

# Management's Discussion and Analysis

February 26, 2025

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's December 31, 2024 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2025 (the 2024 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

References to "we", "our", "Suncor" or "the company" means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

## MD&A – Table of Contents

| | |
|---|---|
| 12 | Consolidated Financial and Operating Summary |
| 15 | Suncor Overview |
| 17 | Financial Information |
| 21 | Segment Results and Analysis |
| 30 | Income Tax |
| 31 | Fourth Quarter 2024 Analysis |
| 33 | Quarterly Financial Data |
| 35 | Capital Investment Update |
| 37 | Financial Condition and Liquidity |
| 42 | Material Accounting Policies and Critical Accounting Estimates |
| 44 | Risk Factors |
| 52 | Other Items |
| 53 | Advisories |

**Basis of Presentation**

Unless otherwise noted, all financial information contained herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

# 1. Consolidated Financial and Operating Summary

## Financial Summary

| Year ended December 31 ($ millions, except per share amounts) | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Gross revenues** | **54 881** | 52 206 | 62 907 |
| Royalties | **(4 192)** | (3 114) | (4 571) |
| **Operating revenues, net of royalties** | **50 689** | 49 092 | 58 336 |
| **Net earnings** | **6 016** | 8 295 | 9 077 |
| Per common share – basic (dollars) | **4.72** | 6.34 | 6.54 |
| Per common share – diluted (dollars) | **4.72** | 6.33 | 6.53 |
| **Adjusted operating earnings**[1] | **6 884** | 6 677 | 11 566 |
| Per common share[1][2] | **5.40** | 5.10 | 8.34 |
| **Adjusted funds from operations**[1] | **13 846** | 13 325 | 18 101 |
| Per common share[1][2] | **10.87** | 10.19 | 13.05 |
| **Cash flow provided by operating activities** | **15 960** | 12 344 | 15 680 |
| Per common share[2] | **12.53** | 9.44 | 11.30 |
| **Dividends paid on common shares** | **2 803** | 2 749 | 2 596 |
| Per common share[2] | **2.22** | 2.11 | 1.88 |
| **Share repurchases** | **2 908** | 2 233 | 5 135 |
| Per common share[2] | **2.28** | 1.71 | 3.70 |
| Weighted average number of common shares in millions – basic | **1 274** | 1 308 | 1 387 |
| Weighted average number of common shares in millions – diluted | **1 276** | 1 310 | 1 390 |
| **Capital expenditures**[3][4] | **6 166** | 5 573 | 4 819 |
| Asset sustainment and maintenance | **3 185** | 3 543 | 3 315 |
| Economic investment | **2 981** | 2 030 | 1 504 |
| **Free funds flow**[1] | **7 363** | 7 497 | 13 114 |
| **Returns to shareholders**[5] | **5 711** | 4 982 | 7 731 |
| **Balance sheet** (at December 31) | | | |
| Total assets | **89 784** | 88 539 | 84 618 |
| Net debt[1][6] | **6 861** | 9 852 | 10 627 |
| Total long-term liabilities[7] | **34 523** | 35 663 | 32 382 |

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Presented on a basic per share basis.

(3) Excludes capitalized interest of $317 million in 2024, $255 million in 2023 and $168 million in 2022.

(4) Excludes capital expenditures related to assets previously held for sale of nil in 2024, $108 million in 2023 and $133 million in 2022.

(5) Includes dividends paid on common shares and repurchases of common shares.

(6) Beginning in 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change

(7) Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

## Operating Summary

| Year ended December 31 | 2024 | 2023 | 2022 |
|---|---|---|---|
| Production volumes | | | |
| Oil Sands – Upgraded – net SCO and diesel (mbbls/d) | 516.1 | 487.0 | 480.0 |
| Oil Sands – Non-upgraded bitumen (mbbls/d) | 257.7 | 202.6 | 185.2 |
| Total Oil Sands production volumes (mbbls/d) | 773.8 | 689.6 | 665.2 |
| Exploration and Production (mboe/d) | 53.8 | 56.1 | 78.0 |
| Total upstream production (mboe/d) | 827.6 | 745.7 | 743.2 |
| | | | |
| Average price realizations[1][2] ($/boe) | | | |
| Upgraded – net SCO and diesel | 97.91 | 99.40 | 118.88 |
| Non-upgraded bitumen | 72.65 | 67.97 | 84.63 |
| Weighted average crude | 89.41 | 90.27 | 109.57 |
| Exploration and Production Canada | 107.38 | 107.62 | 128.07 |
| Exploration and Production International[3] | — | 109.00 | 126.61 |
| | | | |
| Refinery crude oil processed (mbbls/d) | 465.0 | 420.7 | 433.2 |
| Refinery utilization[4] (%) | | | |
| Eastern North America | 96 | 96 | 93 |
| Western North America | 103 | 85 | 93 |
| Average | 100 | 90 | 93 |
| Refining and marketing gross margin – FIFO[1] ($/bbl) | 36.40 | 45.00 | 55.85 |
| Refining and marketing gross margin – LIFO[1] ($/bbl) | 37.00 | 47.00 | 54.45 |

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Net of transportation costs, but before royalties.

(3) Exploration and Production (E&P) International price realizations exclude Libya for all periods presented.

(4) Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

## Segment Summary

| Year ended December 31 ($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Earnings (loss) before income taxes** | | | |
| Oil Sands | **6 607** | 6 811 | 5 633 |
| Exploration and Production | **867** | 1 691 | 3 221 |
| Refining and Marketing | **2 596** | 3 383 | 5 694 |
| Corporate and Eliminations | **(1 883)** | (1 296) | (2 232) |
| Income tax expense | **(2 171)** | (2 294) | (3 239) |
| Net earnings | **6 016** | 8 295 | 9 077 |
| **Adjusted operating earnings (loss)[1]** | | | |
| Oil Sands | **6 505** | 5 967 | 9 042 |
| Exploration and Production | **867** | 1 084 | 2 494 |
| Refining and Marketing | **2 600** | 3 367 | 5 687 |
| Corporate and Eliminations | **(813)** | (1 349) | (1 503) |
| Income tax expense included in adjusted operating earnings | **(2 275)** | (2 392) | (4 154) |
| Total | **6 884** | 6 677 | 11 566 |
| **Adjusted funds from (used in) operations[1]** | | | |
| Oil Sands | **11 842** | 10 725 | 13 831 |
| Exploration and Production | **1 610** | 1 612 | 3 178 |
| Refining and Marketing | **3 538** | 4 268 | 6 561 |
| Corporate and Eliminations | **(679)** | (1 546) | (1 240) |
| Current income tax expense | **(2 465)** | (1 734) | (4 229) |
| Total | **13 846** | 13 325 | 18 101 |
| Change in non-cash working capital | **2 114** | (981) | (2 421) |
| Cash flow provided by operating activities | **15 960** | 12 344 | 15 680 |

(1)   Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

# 2. Suncor Overview

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

## Suncor's Strategy

Suncor aims to be Canada's leading energy provider, respected for its people, performance, sustainability and relationships that together create value-added contributions to society, communities, customers and shareholders. Suncor is well positioned to execute on its strategy through the company's competitive advantages that include its unparalleled, integrated upstream and downstream asset base and business model, underpinned by its large-scale, long-life oil sands resources.

Key components of Suncor's strategy include the following:

- **Deliver industry-leading performance in safety, operational excellence and reliability:** Suncor is focused on driving industry-leading safe and reliable performance through operational excellence and aligning its asset base with its competencies and competitive advantages to maximize value.

- **Achieve a cost structure that provides financial resiliency in a less than $45 US WTI business environment:** Suncor is focused on driving down costs, increasing product margins and growing production while maintaining its commitment to capital discipline.

- **Leverage integration to maximize value from upstream production to downstream customers:** From the ground to the gas station, Suncor seeks to maximize profit along each step of the value chain through its unparalleled asset integration. This includes Suncor's unique, regionally integrated industrial asset complex of Oil Sands assets and structurally advantaged downstream assets.

- **Decarbonize base business and capture new opportunities to reduce greenhouse gas (GHG) emissions:** The company is taking tangible actions to decarbonize its existing hydrocarbon business, while investing in other areas aligned with its core competencies, including investments in lower-carbon intensity power production through cogeneration and renewable fuels.

- **Grow free cash flow per share and deliver industry-leading financial returns to investors:** The execution of Suncor's strategy and key priorities is expected to continue to grow free funds flow per share and enable the company to deliver industry-leading shareholder returns.

## 2024 Highlights

**Strong overall employee and contractor safety performance.**

- Delivered strong safety performance, with recordable events down by 16% and lost-time events down 30% compared to 2023.

- Achieved best-ever process safety, ranking within the top quartile in the industry in North America.

**Generated adjusted funds from operations[1] of $13.8 billion, the second highest in the company's history.**

- Generated $13.846 billion in adjusted funds from operations,[1] or $10.87 per common share, compared to $13.325 billion, or $10.19 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was

$15.960 billion, or $12.53 per common share, in 2024, compared to $12.344 billion, or $9.44 per common share, in the prior year.

- Generated annual adjusted operating earnings[1] of $6.884 billion in 2024, or $5.40 per common share, compared to $6.677 billion, or $5.10 per common share, in the prior year. Net earnings were $6.016 billion in 2024, or $4.72 per common share, compared to $8.295 billion, or $6.34 per common share in the prior year.

**Returned $5.7 billion to shareholders in 2024, which included a quarterly dividend increase of approximately 5% in the fourth quarter.**

- Returned $5.7 billion of value to shareholders in 2024, through $2.9 billion in share repurchases and $2.8 billion

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

of dividends paid. In 2024, the company repurchased 55.6 million common shares at an average price of $52.33 per common share, or 4.3% of its outstanding shares as at December 31, 2023.

- Suncor increased its dividend per share by approximately 5% to $0.57 per common share in the fourth quarter of 2024.

**The company moved to 100% return of excess funds to shareholders via share repurchases.**

- Suncor achieved its net debt[1] target of $8 billion in the third quarter of 2024, nine months ahead of the initial projection made in its May 21, 2024, investor day.

**Record production achieved in the upstream, where the company leveraged regional physical integration to maximize value.**

- Delivered record upstream production of 827,600 bbls/d in 2024, compared to 745,700 bbls/d in 2023.

- The company leveraged its regional physical integration and strong reliability to maximize upgrader throughput, resulting in record synthetic crude oil (SCO) production of 516,100 bbls/d and upgrader utilization[2] of 98% in 2024, compared to 487,000 bbls/d and 92% in 2023.

- Achieved record non-upgraded bitumen production of 257,700 bbls/d compared to 202,600 bbls/d in 2023, driven by record production at Firebag and Fort Hills.

**Record production in refining and marketing, with the company delivering improved reliability while continuing to optimize its product sales network.**

- Delivered record refinery crude throughput of 465,000 bbls/d and refinery utilization of 100% in 2024, compared to 420,700 bbls/d and 90% in 2023.

- Record refined product sales of 600,400 bbls/d, including four consecutive quarters of record sales in 2024.

- Completed the re-branding of 19 Canadian Tire Corporation retail fuel sites to the Petro-Canada™ brand.

**Began operating a new cogeneration facility.**

- The company began operating an 800 MW cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta's power grid.

---

(1)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2)   Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

# 3. Financial Information

## Net Earnings and Adjusted Operating Earnings

**Consolidated Adjusted Operating Earnings Reconciliation**[1]

| Year ended December 31 ($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Net earnings** | **6 016** | 8 295 | 9 077 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | **714** | (184) | 729 |
| Unrealized (gain) loss on risk management activities | **(98)** | 12 | 5 |
| Loss on early repayment of long-term debt | **144** | — | — |
| Asset impairment and derecognition[2] | **212** | 411 | 2 752 |
| (Gain) loss on significant disposals and acquisitions[3] | **—** | (2 034) | 65 |
| Restructuring charge | **—** | 275 | — |
| Recognition of insurance proceeds[4] | **—** | — | (147) |
| Income tax recovery on adjusted operating earnings adjustments | **(104)** | (98) | (915) |
| **Adjusted operating earnings**[1] | **6 884** | 6 677 | 11 566 |

(1) Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) In 2022, a non-cash impairment of $3.397 billion against Suncor's share of the Fort Hills assets in the Oil Sands segment. Also in 2022, a non-cash impairment reversal of $715 million on its share of the White Rose assets in the Exploration and Production (E&P) segment and a non-cash impairment of $70 million against its share of assets in Norway in the E&P segment.

(3) In 2022, a $65 million foreign exchange loss related to the sale of the company's share of its assets in Norway in the E&P segment.

(4) In 2022, the company recognized $147 million of property damage insurance proceeds in other income related to the company's assets in Libya in the E&P segment.

Suncor's net earnings in 2024 were $6.016 billion, compared to $8.295 billion in 2023. Net earnings were impacted by the same factors that influenced adjusted operating earnings discussed below. Other items affecting net earnings in 2024 and 2023 included:

- An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $714 million recorded in financing expenses in the Corporate and Eliminations segment in 2024, compared to a gain of $184 million in 2023.

- An unrealized gain on risk management activities of $98 million recorded in other income in 2024, compared to a loss of $12 million in 2023.

- In 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of a series of its outstanding notes.

- Suncor impaired equity investments in the Corporate and Eliminations segment of $212 million in 2024 and $158 million in 2023.

- In 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

- In 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio and a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. Also in 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of acquiring the remaining working interest in Fort Hills, via the purchase of TotalEnergies EP Canada Ltd. (TotalEnergies Canada).

- In 2023, the company recorded a restructuring charge of $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment related to the company's workforce reductions.

- An income tax recovery related to the items noted above of $104 million in 2024, compared to a recovery of $98 million in 2023.

**Bridge Analysis of Adjusted Operating Earnings** ($ millions)[1]



| 6 677 | 3 821 | (2 109) | (1 089) | 49 | (38) | (788) | 244 | 117 | **6 884** |
|---|---|---|---|---|---|---|---|---|---|
| 2023 | Sales Volumes and Mix | Price, Margin and Other Revenue | Royalties | Inventory Valuation | Operating and Transportation Expense | DD&A and Exploration Expense | Financing Expense and Other | Income Tax | **2024** |

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Suncor's consolidated adjusted operating earnings were $6.884 billion in 2024, compared to $6.677 billion in the prior year. The increase in adjusted operating earnings in 2024 was primarily due to increased sales volumes in Oil Sands and E&P and increased production in Refining and Marketing (R&M), partially offset by lower benchmark crack spreads and lower SCO realizations, increased royalties due to higher heavy crude price realizations and increased depreciation, depletion and amortization (DD&A) expense.

## Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $13.846 billion in 2024, compared to $13.325 billion in 2023, and were primarily influenced by the same factors impacting adjusted operating earnings in 2024 compared to 2023, excluding DD&A expenses. The increase was partially offset by a larger tax benefit relating to the acquisition of TotalEnergies Canada in the prior year compared to the current year.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.960 billion in 2024, compared to $12.344 billion in 2023. In addition to the factors discussed above, cash flow provided by operating activities was impacted by a source of cash associated with the company's working capital balances in 2024, compared to a use of cash in 2023. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in 2024 was primarily due to an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, a decrease in accounts receivable balances, in line with the decrease in benchmark commodity prices in 2024, and a draw on inventory due to increased sales volumes.

## Results for 2023 Compared with 2022

Suncor's consolidated adjusted operating earnings were $6.677 billion in 2023, compared to $11.566 billion in the prior year. The decrease in adjusted operating earnings in 2023 was primarily due to decreased crude oil and refined product price realizations compared to the prior year, reflecting a weaker business environment in 2023, and decreased sales volumes in E&P in 2023 due to international asset divestments, partially offset by lower incomes taxes and royalties, and increased sales volumes in Oil Sands. Adjusted operating earnings were also unfavourably impacted by a weakening in benchmark pricing in 2023 compared to a strengthening in 2022, resulting in a first-in, first-out (FIFO) inventory valuation loss, partially offset by a realization of intersegment profit in 2023, compared to a FIFO inventory valuation gain, partially offset by a deferral of intersegment profit in 2022.

Adjusted funds from operations were $13.325 billion in 2023, compared to $18.101 billion in 2022, and were primarily influenced by the same factors impacting adjusted operating earnings.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $12.344 billion in 2023, compared to $15.680 billion in 2022. In addition to the factors discussed above, cash flow provided by operating activities was impacted by a significant decrease in the use of working capital in the current year compared to the prior year. The use of cash in 2023 was primarily due to significantly lower net income taxes payable, and a decrease in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable balances related to the decrease in commodity prices in 2023.

## Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

| Average for the year ended December 31 | 2024 | 2023 | 2022 |
|---|---|---|---|
| WTI crude oil at Cushing (US$/bbl) | 75.70 | 77.60 | 94.25 |
| Dated Brent Crude (US$/bbl) | 80.75 | 82.60 | 101.20 |
| Dated Brent/Maya crude oil FOB price differential (US$/bbl) | 12.95 | 14.19 | 15.50 |
| MSW at Edmonton (Cdn$/bbl) | 97.60 | 100.45 | 120.10 |
| WCS at Hardisty (US$/bbl) | 61.00 | 59.00 | 75.95 |
| WCS-WTI light/heavy differential (US$/bbl) | (14.70) | (18.60) | (18.30) |
| SYN-WTI (differential) premium (US$/bbl) | (0.60) | 2.00 | 4.45 |
| Condensate at Edmonton (US$/bbl) | 72.95 | 76.60 | 93.75 |
| Natural gas (Alberta spot) at AECO (Cdn$/GJ) | 1.35 | 2.50 | 5.10 |
| Alberta Power Pool Price (Cdn$/MWh) | 62.80 | 133.65 | 162.45 |
| New York Harbor 2-1-1 crack[1] (US$/bbl) | 22.90 | 34.40 | 47.00 |
| Chicago 2-1-1 crack[1] (US$/bbl) | 17.95 | 26.15 | 38.10 |
| Portland 2-1-1 crack[1] (US$/bbl) | 24.35 | 40.00 | 51.35 |
| Gulf Coast 2-1-1 crack[1] (US$/bbl) | 21.45 | 32.20 | 40.40 |
| U.S. Renewable Volume Obligation (US$/bbl) | 3.75 | 7.00 | 7.75 |
| Suncor custom 5-2-2-1 index[2] (US$/bbl) | 28.20 | 36.60 | 45.30 |
| Exchange rate (average) (US$/Cdn$) | 0.73 | 0.74 | 0.77 |
| Exchange rate (end of period) (US$/Cdn$) | 0.69 | 0.76 | 0.74 |

(1) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2) Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in 2024 reflected a decrease in WTI at Cushing, which averaged US$75.70/bbl, compared to US$77.60/bbl in the prior year, and also reflected declining SYN-WTI premiums.

Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. Prices for MSW at Edmonton decreased to $97.60/bbl in 2024 compared to $100.45/bbl in 2023, and prices for WCS at Hardisty increased to US$61.00/bbl in 2024, from US$59.00/bbl in 2023.

Saleable bitumen is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (condensate at Edmonton) and SCO.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$80.75/bbl in 2024, compared to US$82.60/bbl in 2023.

Suncor's margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates at a specific location. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel, and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing gross margins are influenced by crude mix, actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility. The cost of regulatory compliance is not deducted in calculating the benchmark cracks.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to reflect the company's refining and marketing gross margin more accurately. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing gross margins are also presented on a last-in, first-out (LIFO) basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2024, 2-1-1 benchmark crack spreads decreased compared to 2023 and the Suncor 5-2-2-1 index was US$28.20/bbl in 2024 compared to US$36.60/bbl in 2023, reflecting the decrease in benchmark crack spreads.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $1.35/GJ in 2024, from $2.50/GJ in the prior year.

Excess electricity produced at Suncor's Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $62.80/MWh in 2024 from $133.65/MWh in the prior year.

The majority of Suncor's revenues from the sale of commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars, therefore a decrease in the value of the Canadian dollar relative to the U.S.

dollar will increase revenues. In 2024, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.73 per one Canadian dollar from US$0.74 per one Canadian dollar in 2023. Suncor also has assets and liabilities, including approximately 55% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date.

**Economic Sensitivities**[1][2]

The following table illustrates the estimated effects that changes in certain factors would have had on 2024 net earnings and adjusted funds from operations[3] if the listed changes had occurred.

| (Estimated change, in $ millions) | Impact on 2024 Net Earnings | Impact on 2024 Adjusted Funds from Operations[3] |
|---|---|---|
| Crude oil +US$1.00/bbl | 200 | 200 |
| Natural gas +Cdn$1.00/GJ[4] | (240) | (240) |
| 2-1-1 crack spreads +US$1.00/bbl | 150 | 150 |
| Foreign exchange +$0.01 US$/Cdn$ related to operating activities[5] | (230) | (230) |
| Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$ | 105 | — |

(1) Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2) Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3) Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(4) The company's exposure to natural gas costs is partially mitigated by revenue from power sales, which is not included in the above sensitivity.

(5) Excludes the foreign exchange impact on U.S. dollar denominated debt.

# 4. Segment Results and Analysis

## Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for refinery feedstock or direct sale to market. The segment includes the marketing, supply, transportation and risk management of crude oil, power and byproducts.

The Oil Sands segment includes:

- **Oil Sands operations** refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets. Oil Sands operations consist of: **Oil Sands Base** operations, which include the Millennium and North Steepbank mines, integrated upgrading facilities Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets, as well as interests in future mining development opportunities; and **In Situ** operations, which include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, as well as development opportunities that may support future in situ production.

- **Fort Hills** includes Suncor's wholly owned and operated Fort Hills mining and extraction operation, and the East Tank Farm Development, which Suncor operates and holds a 51% interest. In 2023, Suncor completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100%.

- **Syncrude** refers to Suncor's 58.74% operated working interest in Syncrude's two producing oil sands mines, Mildred Lake and Aurora North, and integrated upgrading facilities. Syncrude also includes development opportunities that may support future production.

## Exploration and Production

Suncor's E&P segment consists of offshore operations off the East Coast of Canada, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil.

- **E&P Canada** operations include Suncor's 48% working interest in Terra Nova, which Suncor operates, and non-operated interests in the White Rose assets (40% in the base project and 38.6% in the extensions), Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit) and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

- **E&P International** operations include Suncor's working interests in the exploration and development of oilfields in the Sirte Basin in Libya, pursuant to exploration and production sharing agreements. Suncor also owns, pursuant to a production sharing contract, an interest in

the Ebla gas development in Syria, which has been suspended indefinitely since 2011 due to political unrest in the country. E&P International previously included Suncor's U.K. portfolio and Norway assets, which were divested in 2023 and 2022, respectively.

## Refining and Marketing

Suncor's R&M segment consists of two primary operations, discussed below. This segment also includes the trading of crude oil, refined products, natural gas and power.

- **Refining and Supply** operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of: **Eastern North America** operations, which include a 137 mbbls/d refinery located in Montreal, Quebec, and an 85 mbbls/d refinery located in Sarnia, Ontario; and **Western North America** operations, which include a 146 mbbls/d refinery located in Edmonton, Alberta, and a 98 mbbls/d refinery in Commerce City, Colorado. Other Refining and Supply assets include product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

- **Marketing** operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

## Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. This segment previously included Suncor's renewable energy assets, which were sold in the first quarter of 2023.

- **Corporate** activities include Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in certain clean technologies.

- Intersegment revenues and expenses are removed from consolidated results in **Eliminations**. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

# Oil Sands

## Strategy and Investment Updates

- Suncor remains focused on reducing its cost structure, while increasing production, reliability and efficiency.

  - The company plans to continue deploying new 400 tonne ultra-class, Autonomous Haulage System (AHS) capable haul trucks that will displace smaller, less efficient and more expensive third-party trucks.

  - Suncor continues to progress the phased implementation of AHS at its mines to lower costs, and improve productivity and safety performance. AHS has been deployed at Oil Sands Base mine for ore delivery, with plans to deploy in overburden next, and is expected to be deployed at Syncrude in 2026 and Fort Hills in 2028.

  - Suncor expects to continue to improve fleet productivity through use of the Mine Connect Digital Tool which was implemented in 2024 and provides access to real-time equipment performance data. The tool allows teams to rapidly identify and execute performance opportunities and leverage learnings between locations.

  - The company will continue to leverage is integrated regional asset complex, which was further expanded in 2024 to allow increased transfers of Fort Hills bitumen to Oil Sands Base, maximizing upgrader utilization and generating incremental value.

- Suncor plans to continue its company-wide initiative to further improve turnarounds through the optimization of work scope and sequence and efficient execution, which is expected to reduce overall turnaround costs and durations while increasing reliability.

- The company is progressing the Upgrader 1 coke drum replacement project, which is expected to be in service in late 2025, and is anticipated to extend the life of Upgrader 1 by approximately 30 years in addition to reducing future operating and capital cost requirements.

- Syncrude is progressing the Mildred Lake West Extension (MLX-W) project, which is expected to sustain bitumen production levels at the Mildred Lake site after resource depletion at the Mildred North Mine using existing mining and extraction facilities. First oil from MLX-W is expected in 2025.

- In 2025, the company will be in the third year of its three-year mine improvement plan at Fort Hills, and work continues on opening two sections in the North Pit, which are expected to begin delivering ore in 2026.

## Financial Highlights

| Year ended December 31 ($ millions) | **2024** | 2023 | 2022 |
|---|---|---|---|
| Operating revenues | **29 260** | 26 035 | 30 431 |
| Less: Royalties | **(3 645)** | (2 623) | (3 963) |
| Operating revenues, net of royalties | **25 615** | 23 412 | 26 468 |
| Earnings before income taxes | **6 607** | 6 811 | 5 633 |
| Adjusted for: | | | |
| Unrealized (gain) loss on risk management activities | **(102)** | 28 | 12 |
| Gain on significant acquisition[1] | **—** | (1 125) | — |
| Derecognition and asset impairment[2][3] | **—** | 253 | 3 397 |
| Adjusted operating earnings[4] | **6 505** | 5 967 | 9 042 |
| Adjusted funds from operations[4] | **11 842** | 10 725 | 13 831 |
| Free funds flow[4] | **7 502** | 6 629 | 10 291 |

(1)  In 2023, a non-cash gain of $1.125 billion as a result of the acquisition of the remaining working interest in Fort Hills, via the purchase of TotalEnergies Canada.

(2)  In 2023, derecognition charges of $253 million on the company's Meadow Creek development properties.

(3)  In 2022, a non-cash impairment of $3.397 billion against the company's share of the Fort Hills assets.

(4)  Non GAAP financial measures. See the Advisories – Non GAAP and Other Financial Measures section of this MD&A.

**Bridge Analysis of Adjusted Operating Earnings** ($ millions)[1]



| 5 967 | 2 796 | (318) | (1 022) | (111) | (510) | (297) | **6 505** |
|---|---|---|---|---|---|---|---|
| 2023 | Sales Volumes and Mix | Price, Margin and Other Revenue | Royalties | Operating and Transportation Expense | DD&A and Exploration Expense | Financing Expense and Other | **2024** |

(1)  For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

The Oil Sands segment had adjusted operating earnings of $6.505 billion in 2024, compared to $5.967 billion in 2023. The increase was primarily due to increased sales volumes, partially offset by increased royalties due to higher heavy crude price realizations, lower SCO price realizations and increased DD&A expense.

Oil Sands earnings before income taxes were $6.607 billion in 2024, compared to $6.811 billion in 2023. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2023 included a non-cash gain of $1.125 billion as a result of the acquisition of TotalEnergies Canada, and non-cash derecognition charges of $253 million on the company's Meadow Creek development properties. Additionally, 2024 was impacted by an unrealized gain on risk management activities, compared to a loss in the 2023.

Adjusted funds from operations for the Oil Sands segment were $11.842 billion in 2024, compared to $10.725 billion in 2023, and were influenced by the same factors that impacted adjusted operating earnings, excluding DD&A expenses.

**Production Volumes**[1]

| Year ended December 31 (mbbls/d) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Oil Sands bitumen | | | |
| Upgrader bitumen throughput | **649.3** | 617.2 | 605.3 |
| Non-upgraded bitumen production | **257.7** | 202.6 | 185.2 |
| Total Oil Sands bitumen production | **907.0** | 819.8 | 790.5 |
| Upgraded – net SCO and diesel | | | |
| Oil Sands operations[1] | **345.8** | 314.9 | 314.6 |
| Syncrude[1] | **198.4** | 190.9 | 179.1 |
| Inter-asset transfers and consumption[2][3] | **(28.1)** | (18.8) | (13.7) |
| Upgraded – net SCO and diesel production | **516.1** | 487.0 | 480.0 |

| Year ended December 31 (mbbls/d) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Non-upgraded bitumen | | | |
| Oil Sands operations | **141.8** | 123.4 | 101.1 |
| Fort Hills | **168.0** | 106.4 | 85.1 |
| Syncrude | **1.1** | 1.7 | 5.7 |
| Inter-asset transfers[4] | **(53.2)** | (28.9) | (6.7) |
| Non-upgraded bitumen production | **257.7** | 202.6 | 185.2 |
| Oil Sands production volumes to market | | | |
| Upgraded – net SCO and diesel | **516.1** | 487.0 | 480.0 |
| Non-upgraded bitumen | **257.7** | 202.6 | 185.2 |
| Total Oil Sands production volumes | **773.8** | 689.6 | 665.2 |

(1)  Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)  Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In 2024, Oil Sands operations production volumes included 14,200 bbls/d of internally consumed products, of which 8,300 bbls/d was consumed at Oil Sands operations, 5,100 bbls/d was consumed at Fort Hills and 800 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)  In 2024, upgraded inter-asset transfers consist of 11,100 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(4)  In 2024, non-upgraded inter-asset transfers consist of 41,600 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 10,500 bbls/d of bitumen that was transferred from Firebag to Syncrude and 1,100 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased in 2024 compared to 2023, primarily due to the company's increased working interest in Fort Hills, strong mining performance and record Firebag bitumen production.

The company's net SCO production was a record 516,100 bbls/d in 2024, compared to 487,000 bbls/d in 2023. During

2024, the company achieved record upgrader utilization at both Oil Sands Base of 99% and Syncrude of 97%, compared to 90% and 93%, respectively in 2023. Record SCO production and upgrader utilization was primarily due to high reliability, fewer planned maintenance activities in 2024 compared to 2023 and the company leveraging its regional physical integration to maximize SCO production through record internal transfers.

Non-upgraded bitumen production increased to 257,700 bbls/d in 2024, compared to 202,600 bbls/d in 2023. The increase was primarily due to the acquisition of additional Fort Hills working interest and record production at Firebag, partially offset by increased internal transfers due to higher upgrader availability in 2024 compared to 2023.

### Sales Volumes

| Year ended December 31 (mbbls/d) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Upgraded – net SCO and diesel | 513.2 | 486.6 | 482.6 |
| Non-upgraded bitumen | 260.8 | 199.4 | 180.7 |
| Total | 774.0 | 686.0 | 663.3 |

SCO and diesel sales volumes increased to 513,200 bbls/d in 2024, compared to 486,600 bbls/d in 2023, consistent with the increase in production, partially offset by a larger build of inventory in 2024 compared to 2023.

Non-upgraded bitumen sales volumes increased to 260,800 bbls/d in 2024, from 199,400 bbls/d in 2023, primarily due to the increase in production and a draw of inventory in 2024 compared to a build in 2023.

### Price Realizations[1]

| Year ended December 31 Net of transportation costs, but before royalties ($/bbl) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Upgraded – net SCO and diesel | 97.91 | 99.40 | 118.88 |
| Non-upgraded bitumen | 72.65 | 67.97 | 84.63 |
| Weighted average | 89.41 | 90.27 | 109.57 |
| Weighted average crude, relative to WTI | (14.28) | (14.44) | (13.02) |

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Oil Sands price realizations decreased slightly in 2024 compared to 2023, primarily due to lower benchmark WTI pricing and weaker synthetic premiums, partially offset by the narrowing of heavy crude oil differentials, an increase in heavy crude oil benchmark pricing and the benefits of a weaker Canadian dollar relative to the U.S. dollar.

### Royalties

Royalties for the Oil Sands segment increased in 2024 compared to 2023, primarily due to increased bitumen production volumes and increased heavy crude benchmark pricing.

### Expenses and Other Factors

Adjusting for the impacts of the Fort Hills working interest acquisitions in 2023, total Oil Sands operating expenses were lower in 2024 relative to 2023. The decrease is consistent with the company's focus on asset level cost reduction and

included lower costs related to workforce optimizations and the deployment of new ultra class haul trucks, as well as lower commodity costs. See the Cash Operating Costs section below for additional details regarding cash operating costs and a breakdown of non-production costs by asset.

In 2024, DD&A expense was higher than 2023, primarily due to increased depreciation related to the company's asset retirement obligation asset, the company's increased working interest in Fort Hills and new leases entered into during 2024, partially offset by lower derecognition charges of property, plant and equipment in the current year.

Financing expense increased in 2024 compared to 2023, primarily due to increased accretion expense resulting from asset retirement obligations and increased interest on leases, as a result of net leases assumed with the Fort Hills acquisitions in 2023, and entered into during 2024. Other income decreased in 2024 compared to 2023, due to the impact of a provision reversal in 2023.

### Cash Operating Costs

| Year ended December 31 | 2024 | 2023 | 2022 |
|---|---|---|---|
| Oil Sands OS&G[1] | 9 428 | 9 329 | 9 152 |
| Oil Sands operations cash operating costs reconciliation | | | |
| Oil Sands operations OS&G | 4 797 | 5 174 | 5 429 |
| Non-production costs[3] | 246 | (35) | (302) |
| Excess power capacity and other[4] | (245) | (388) | (586) |
| Oil Sands operations cash operating costs[2] ($ millions) | 4 798 | 4 751 | 4 541 |
| Oil Sands operations production volumes (mbbls/d) | 487.6 | 438.3 | 415.7 |
| Oil Sands operations cash operating costs[2] ($/bbl) | 26.90 | 29.70 | 29.95 |
| Fort Hills cash operating costs reconciliation | | | |
| Fort Hills OS&G | 2 315 | 1 607 | 1 146 |
| Non-production costs[3] | (267) | (220) | (161) |
| Excess power capacity[4] | (32) | (52) | (53) |
| Fort Hills cash operating costs[2] ($ millions) | 2 016 | 1 335 | 932 |
| Fort Hills production volumes (mbbls/d) | 168.0 | 106.4 | 85.1 |
| Fort Hills cash operating costs[2] ($/bbl) | 32.80 | 34.40 | 30.00 |
| Syncrude cash operating costs reconciliation | | | |
| Syncrude OS&G | 2 604 | 2 837 | 2 840 |
| Non-production costs[3] | (22) | (202) | (337) |
| Excess power capacity[4] | (17) | (24) | (31) |
| Syncrude cash operating costs[2] ($ millions) | 2 565 | 2 611 | 2 472 |

| Year ended December 31 | **2024** | 2023 | 2022 |
|---|---|---|---|
| Syncrude production volumes (mbbls/d) | **199.5** | 192.6 | 184.8 |
| Syncrude cash operating costs[2] ($/bbl) | **35.15** | 37.15 | 36.65 |

(1) Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In 2024, Oil Sands OS&G included ($288) million of inventory changes and internal transfers. In 2023, Oil Sands OS&G included ($289) million of inventory changes and internal transfers. In 2022, Oil Sands OS&G included ($263) million of inventory changes and internal transfers.

(2) Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A

(3) Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4) Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel[1] in 2024 decreased to $26.90 compared to $29.70 in 2023, primarily due to increased production, lower costs due to workforce optimizations and displacement of contractor tonnage through the deployment of new ultra class haul trucks, and lower natural gas prices, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.

Fort Hills cash operating costs per barrel[1] in 2024 decreased to $32.80 compared to $34.40 in 2023, primarily due to increased absolute production volumes, partially offset by increased mining activity pursuant to the Fort Hills mine plan and a decrease in excess power revenues resulting from lower power prices.

Syncrude cash operating costs per barrel[1] in 2024 decreased to $35.15 compared to $37.15 in 2023, primarily due to increased production volumes, lower costs due to workforce optimizations and displacement of contractor tonnage through deployment of new ultra class haul trucks.

## Asset Transactions

On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company's working interest to 68.76%.

On November 20, 2023, Suncor completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023, and the acquisition resulted in a non-cash gain of $1.125 billion.

## Planned Maintenance

Planned turnarounds and maintenance are scheduled in 2025 as follows:

- Maintenance at Oil Sands Base Upgrader 1 relating to the coke drum replacement project is commencing in the second quarter with completion in the third quarter.

- Turnaround at Oil Sands Base Upgrader 2 commencing in the third quarter with completion in the fourth quarter.

- Turnaround at Syncrude commencing in the third quarter with completion in the fourth quarter.

- Turnaround at Firebag commencing in the second quarter with completion in the third quarter.

- Maintenance at Fort Hills in the second quarter and fourth quarter.

The anticipated impact of these maintenance events has been reflected in the company's 2025 guidance.

# Exploration and Production

## Strategy and Investment Updates

- Terra Nova returned to normal operations following the completion of its asset life extension project.

- Suncor intends to continue investment in development drilling and other activities expected to extend the productive life of the existing fields at Hebron and Hibernia.

- Following reconnection of the SeaRose Floating, Production, Storage and Offloading (FPSO) in the fourth quarter of 2024, investment will continue in the West White Rose Extension Project which is expected to extend the production life of the field. Production at White Rose is expected to restart in 2025. Production from the West White Rose Project is expected to commence in 2026.

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

## Financial Highlights

| Year ended December 31 ($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Operating revenues[1] | 2 798 | 2 689 | 4 331 |
| Less: Royalties[1] | (547) | (491) | (608) |
| Operating revenues, net of royalties | 2 251 | 2 198 | 3 723 |
| Earnings before income taxes | 867 | 1 691 | 3 221 |
| Adjusted for: | | | |
| (Gain) loss on significant disposals[2][3] | — | (607) | 65 |
| Asset impairment reversal[4] | — | — | (645) |
| Recognition of insurance proceeds[5] | — | — | (147) |
| Adjusted operating earnings[6] | 867 | 1 084 | 2 494 |
| Adjusted funds from operations[6] | 1 610 | 1 612 | 3 178 |
| Free funds flow[6] | 703 | 944 | 2 735 |

(1) Production from the company's Libya operations has been presented on an economic basis. In the Financial Statements, revenue and royalties from the company's Libya operations are presented on a working-interest basis, which is required for presentation purposes. In 2024, revenue included a gross-up amount of $510 million, with an offsetting amount of $271 million in royalties in the E&P segment and $239 million in income tax expense recorded at the consolidated level. In 2023, revenue included a gross-up amount of $528 million (2022 – $486 million), with an offsetting amount of $282 million (2022 – $266 million) in royalties and $246 million (2022 – $220 million) in income tax expense recorded at the consolidated level.

(2) In 2023, a gain of $607 million on the sale of the company's U.K. E&P portfolio.

(3) In 2022, a $65 million foreign exchange loss related to the sale of the company's assets in Norway.

(4) In 2022, a non-cash impairment reversal of $715 million on the company's share of the White Rose assets in the E&P segment and a non-cash impairment of $70 million against its assets in Norway.

(5) In 2022, the company recognized $147 million of property damage insurance proceeds in other income related to the company's assets in Libya.

(6) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

### Bridge Analysis of Operating Earnings ($ millions)[1]



| 1 084 | 177 | (48) | (67) | (63) | (216) | (0) | 867 |
|---|---|---|---|---|---|---|---|
| 2023 | Sales Volumes and Mix | Price, Margin and Other Revenue | Royalties | Operating and Transportation Expense | DD&A and Exploration Expense | Financing Expense and Other | 2024 |

(1) For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Adjusted operating earnings were $867 million for E&P in 2024, compared to $1.084 billion in the prior year, with the decrease due to lower sales volumes at E&P international as a result of the divestment of the company's U.K. portfolio in 2023, increased DD&A and lower realized crude prices, partially offset by increased sales volumes at E&P Canada.

Earnings before income taxes for E&P were $867 million in 2024, compared to $1.691 billion in 2023. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2023 included a gain of $607 million on the sale of the company's U.K. portfolio, which was completed in the second quarter of 2023.

Adjusted funds from operations were $1.610 billion in 2024, compared to $1.612 billion in 2023, and were influenced by the same factors that impacted adjusted operating earnings, excluding DD&A expenses.

**Volumes**

| Year ended December 31 | 2024 | 2023 | 2022 |
|---|---|---|---|
| E&P Canada (mbbls/d) | 49.7 | 44.4 | 50.2 |
| E&P International (mboe/d) | 4.1 | 11.7 | 27.8 |
| Total production (mboe/d) | 53.8 | 56.1 | 78.0 |
| Total sales volumes (mboe/d) | 56.2 | 52.9 | 80.6 |

E&P Canada production volumes averaged 49,700 bbls/d in 2024, compared to 44,400 bbls/d the prior year, with the increase primarily due to the addition of production from Terra Nova, partially offset by the absence of production from White Rose due to the asset life extension project.

E&P International production volumes averaged 4,100 boe/d in 2024, compared to 11,700 boe/d in 2023, with the decrease primarily due to the divestment of the company's U.K. portfolio in the second quarter of 2023.

E&P sales volumes averaged 56,200 boe/d in 2024, compared to 52,900 boe/d in the prior year, with the increase primarily due to a draw of inventory in 2024, compared to a build in the prior year.

**Price Realizations**[1]

| Year ended December 31<br>Net of transportation costs, but<br>before royalties | 2024 | 2023 | 2022 |
|---|---|---|---|
| E&P Canada ($/bbl) | 107.38 | 107.62 | 128.07 |
| E&P International[2] ($/boe) | — | 109.00 | 126.61 |

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) E&P International price realizations exclude Libya for all periods presented.

E&P price realizations were comparable in 2024 compared to 2023, reflecting the benchmark prices for Brent crude.

**Royalties**

E&P royalties, excluding the impact of Libya, were higher in 2024 than the prior year primarily due to increased sales volumes.

**Expenses and Other Factors**

Operating and transportation expenses for 2024 were higher compared to the prior year primarily due to the restart of production at Terra Nova.

DD&A and exploration expenses for 2024 were higher compared to the prior year primarily due to the restart of production at Terra Nova.

## Asset Transactions

During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).

## Planned Maintenance of Operated Assets

There are no planned maintenance activities scheduled for Suncor's operated E&P assets in 2025.

## Refining and Marketing

## Strategy and Investment Updates

- In 2025, the company plans to continue the enhancement of its Petro-Canada™ retail business, with the goal of maintaining its industry-leading brand position and growing margin. Economic investment in 2025 will continue to high-grade company-owned and controlled sites in the most profitable locations and markets, while targeting non-company-controlled sites in less densely populated areas using alternative ownership structures and partnerships to grow the brand's scale and presence.

- Expansion of the Canadian Tire Corporation partnership will continue through 2025 and beyond, eventually re-branding more than 200 retail sites to the Petro-Canada™ brand.

- Suncor will continue its company-wide initiative to further improve turnarounds through the optimization of work scope and sequence and efficient execution, which is expected to reduce overall turnaround costs and durations while increasing reliability.

## Financial Highlights

| Year ended December 31 ($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Operating revenues | 31 341 | 31 068 | 36 728 |
| Earnings before income taxes | 2 596 | 3 383 | 5 694 |
| Adjusted for: | | | |
| Unrealized loss (gain) on risk management activities | 4 | (16) | (7) |
| Adjusted operating earnings[1] | 2 600 | 3 367 | 5 687 |
| Adjusted funds from operations[1] | 3 538 | 4 268 | 6 561 |
| Free funds flow[1] | 2 348 | 3 266 | 5 745 |

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

**Bridge Analysis of Adjusted Operating Earnings** ($ millions)[1]



| 3 367 | 848 | (1 879) | 223 | (16) | 57 | **2 600** |
|---|---|---|---|---|---|---|
| 2023 | Refinery Production | Refining and Marketing Margin | FIFO Inventory Valuation and Commodity Risk Management | Operating and Transportation Expense and DD&A | Financing Expense and Other | **2024** |

(1)   For an explanation of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

R&M adjusted operating earnings were $2.600 billion in 2024, compared with $3.367 billion in 2023. The decrease in adjusted operating earnings was primarily due to a decrease in refining and marketing benchmark crack spreads, partially offset by increased refinery production volumes and a smaller FIFO inventory valuation loss in 2024 compared to 2023.

R&M earnings before income taxes in 2024 were $2.596 billion compared to $3.383 billion in 2023. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2024 were impacted by an unrealized loss on risk management activities, compared to a gain in 2023.

R&M achieved annual adjusted funds from operations of $3.538 billion in 2024, compared to $4.268 billion in 2023, with the decrease due primarily to the same factors that impacted adjusted operating earnings.

**Volumes**

| Year ended December 31 | **2024** | 2023 | 2022 |
|---|---|---|---|
| Crude oil processed (mbbls/d) | | | |
| Eastern North America | **213.6** | 212.4 | 206.2 |
| Western North America | **251.4** | 208.3 | 227.0 |
| Total | **465.0** | 420.7 | 433.2 |
| Refinery utilization[1] (%) | | | |
| Eastern North America | **96** | 96 | 93 |
| Western North America | **103** | 85 | 93 |
| Average | **100** | 90 | 93 |
| Refined product sales (mbbls/d) | | | |
| Gasoline | **253.3** | 228.0 | 227.6 |
| Distillate | **261.9** | 243.9 | 244.6 |
| Other | **85.2** | 81.2 | 81.4 |
| Total | **600.4** | 553.1 | 553.6 |
| Refinery production[2] (mbbls) | **180 356** | 163 895 | 168 149 |

| Year ended December 31 | **2024** | 2023 | 2022 |
|---|---|---|---|
| Refining and marketing gross margin – First-in, first-out (FIFO)[3] ($/bbl) | **36.40** | 45.00 | 55.85 |
| Refining and marketing gross margin – Last-in, first-out (LIFO)[3] ($/bbl) | **37.00** | 47.00 | 54.45 |
| Refining operating expense[3] ($/bbl) | **6.60** | 7.45 | 7.00 |

(1)   Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)   Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)   Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Refinery crude throughput was a record 465,000 bbls/d and refinery utilization averaged 100% in 2024, compared to refinery crude throughput of 420,700 bbls/d and refinery utilization of 90% in 2023. The increase was primarily due to strong, reliable operating performance in 2024, and 2023 being impacted by unplanned maintenance at the Commerce City refinery.

Total refined product sales were a record 600,400 bbls/d in 2024, compared to 553,100 bbls/d in 2023, with the increase primarily due to higher refinery throughput and the benefit of the company's continued investment in its extensive retail and broad sales network.

**Refining and Marketing Gross Margins**[1]

Refining and marketing gross margins were influenced by the following:

- On a LIFO[2] basis, Suncor's refining and marketing gross margin decreased to $37.00/bbl in 2024 from $47.00/bbl in 2023. The decrease was primarily due to lower benchmark crack spreads compared to the prior year. Suncor's refining and marketing gross margin also reflects the company's feedstock advantage, which enables Suncor to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks. On a LIFO basis, Suncor's refining and marketing gross margin represents a margin capture of 96% of Suncor's 5-2-2-1 index in 2024, compared to 95% in 2023.

- On a FIFO basis, Suncor's refining and marketing gross margin decreased to $36.40/bbl in 2024, from $45.00/bbl in 2023 due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In 2024, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO[2] method, resulted in a loss of $107 million. In 2023, the FIFO method resulted in a loss of $330 million, for an overall favourable year-over-year impact of $223 million.

**Expenses and Other Factors**

R&M operating expenses decreased compared to the prior year due to lower maintenance costs and lower natural gas and other commodity input costs.

R&M transportation expenses increased compared to the prior year due to higher sales volumes and exports.

Refining operating expense per barrel[1] decreased to $6.60 in 2024, compared to $7.45 in the prior year, primarily due to increased production and lower natural gas and other commodity input costs.

## Planned Maintenance

Planned turnarounds and maintenance are scheduled in 2025 as follows:

- Turnaround at the Sarnia refinery commencing in the first quarter with completion in the second quarter.

- Turnaround at the Edmonton refinery in the second quarter.

- Maintenance at the Montreal refinery in the second quarter.

- Maintenance at the Edmonton refinery commencing in the third quarter with completion in the fourth quarter.

The anticipated impact of these maintenance activities has been reflected in the company's 2025 guidance.

# Corporate and Eliminations

## Strategy and Investment Updates

- The company remains committed to its capital allocation framework, managing its balance sheet at current debt levels and returning 100% of excess funds to shareholders.

- The company remains focused on continuing to execute organizational efficiency improvements and generating structural cost savings.

## Financial Highlights

| Year ended December 31 ($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Loss before income taxes | (1 883) | (1 296) | (2 232) |
| Adjusted for: | | | |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | 714 | (184) | 729 |
| Asset impairment[1] | 212 | 158 | — |
| Loss on early repayment of long-term debt[2] | 144 | — | — |
| Restructuring charge[3] | — | 275 | — |
| Gain on significant disposal[4] | — | (302) | — |
| Adjusted operating loss[5] | (813) | (1 349) | (1 503) |
| *Corporate and Renewables* | *(695)* | *(1 405)* | *(1 456)* |
| *Eliminations – Intersegment profit (eliminated) realized* | *(118)* | *56* | *(47)* |
| Adjusted funds used in operations[5] | (679) | (1 546) | (1 240) |
| Free funds deficit[5] | (725) | (1 608) | (1 428) |

(1) An impairment against an equity investment of $212 million in 2024 and $158 million in 2023.

(1) Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) In 2024, a loss on extinguishment of long-term debt of $144 million as a result of the early repayment of certain series of the company's outstanding notes.

(3) In 2023, a restructuring charge of $275 million in OS&G expenses related to the company's workforce reductions.

(4) In 2023, a gain of $302 million on the sale of the company's wind and solar assets.

(5) Non GAAP financial measures. See the Advisories – Non GAAP and Other Financial Measures section of this MD&A.

**Corporate**

The adjusted operating loss for Corporate was $695 million in 2024, compared to $1.405 billion in 2023. The decrease in adjusted operating loss was primarily due to an operational foreign exchange gain in 2024, versus a loss in 2023, an increase in interest revenue on the company's cash balances, and decreased spend in digital technologies, partially offset by an increase in share-based compensation expense.

Suncor capitalized $317 million of its borrowing costs in 2024, compared to $255 million in 2023, as part of the cost of major development assets and construction projects in progress.

**Eliminations – Intersegment Profit Eliminated**

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2024, the company deferred $118 million of intersegment profit, compared to a realization of profit of $56 million in the prior year. The deferral of profit in 2024 was primarily driven by an increase in intersegment inventory volumes and the favourable impact of foreign exchange rates on crude inventory pricing in 2024.

Adjusted funds used in operations for the Corporate and Eliminations segment were $679 million in 2024, compared to $1.546 billion in 2023, and were influenced by the same factors that impacted adjusted operating loss, excluding the impact of the non-cash component of share-based compensation expense. Adjusted funds from operations in 2023 were impacted by a restructuring charge related to the company's workforce reductions in 2023.

**Asset Transactions**

During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in a gain on sale of $302 million ($260 million after-tax).

# 5. Income Tax

| Year ended December 31<br>($ millions) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Current income tax expense | 2 465 | 1 734 | 4 229 |
| Deferred income tax (recovery) expense | (294) | 560 | (990) |
| Income tax expense included in net earnings | 2 171 | 2 294 | 3 239 |
| Less: Income tax (recovery) on adjusted operating earnings adjustments | (104) | (98) | (915) |
| Income tax expense included in adjusted operating earnings | 2 275 | 2 392 | 4 154 |
| Effective tax rate | 26.5% | 21.7% | 26.3% |

The provision for income taxes in 2024 decreased to $2.171 billion, compared to $2.294 billion in 2023, primarily due to higher taxable earnings in Canada more than offset by lower taxable earnings in other foreign jurisdictions subject to tax at higher rates. In 2024, the company's effective tax rate on net earnings increased compared to 2023, due to the impact of a non-taxable gain on the acquisition of TotalEnergies Canada in 2023, a non-taxable gain on the disposition of Suncor's U.K. assets in 2023, non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in 2024.

# 6. Fourth Quarter 2024 Analysis

## Financial and Operational Highlights

| Three months ended December 31 ($ millions, except as noted) | 2024 | 2023 |
|---|---|---|
| **Earnings (loss) before income taxes** | | |
| Oil Sands | **1 625** | 2 660 |
| Exploration and Production | **125** | 133 |
| Refining and Marketing | **410** | 598 |
| Corporate and Eliminations | **(1 070)** | (1) |
| Income tax expense | **(272)** | (570) |
| Net earnings | **818** | 2 820 |
| **Adjusted operating earnings (loss)[(1)]** | | |
| Oil Sands | **1 609** | 1 526 |
| Exploration and Production | **125** | 133 |
| Refining and Marketing | **410** | 598 |
| Corporate and Eliminations | **(200)** | (42) |
| Income tax expense included in adjusted operating earnings | **(378)** | (580) |
| Total | **1 566** | 1 635 |
| **Adjusted funds from (used in) operations[(1)]** | | |
| Oil Sands | **3 126** | 2 651 |
| Exploration and Production | **274** | 228 |
| Refining and Marketing | **638** | 811 |
| Corporate and Eliminations | **(131)** | 10 |
| Current income tax recovery (expense) | **(414)** | 334 |
| Total adjusted funds from operations | **3 493** | 4 034 |
| Changes in non-cash working capital | **1 590** | 284 |
| Cash flow provided by operating activities | **5 083** | 4 318 |
| Free funds flow[(1)] | **1 923** | 2 482 |
| **Production volumes** | | |
| Oil Sands – Upgraded – net SCO and diesel (mbbls/d) | **543.6** | 475.7 |
| Oil Sands – Non-upgraded bitumen (mbbls/d) | **273.9** | 281.7 |
| Total Oil Sands production volumes (mbbls/d) | **817.5** | 757.4 |
| Exploration and Production (mboe/d) | **57.5** | 50.7 |
| Total upstream production (mboe/d) | **875.0** | 808.1 |

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

## Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2024 were $818 million, compared to $2.820 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods include:

- An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $514 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2024, compared to a gain of $199 million in the fourth quarter of 2023.

- An unrealized gain on risk management activities of $16 million recorded in other income (loss) in the fourth quarter of 2024, compared to an unrealized gain of $9 million in the fourth quarter of 2023.

- During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

- During the fourth quarter of 2024, Suncor recorded an impairment of $212 million against an equity investment in the Corporate and Eliminations segment.

- During the fourth quarter of 2023, Suncor recorded an impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

- During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies Canada.

- An income tax recovery related to the items noted above of $106 million in the fourth quarter of 2024, compared to a recovery of $10 million in the fourth quarter of 2023.

## Adjusted Operating Earnings

Suncor's adjusted operating earnings were $1.566 billion ($1.25 per common share) in the fourth quarter of 2024, compared to $1.635 billion ($1.26 per common share) in the prior year quarter, with the decrease primarily due to lower refined product realizations, increased royalties due to higher heavy crude price realizations, and increased DD&A expense, partially offset by higher sales volumes.

## Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.493 billion ($2.78 per common share) in the fourth quarter of 2024, compared to $4.034 billion ($3.12 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, as well as a larger tax benefit relating to the acquisition of TotalEnergies Canada in the prior year quarter compared to the current quarter.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $5.083 billion ($4.05 per common share) in the fourth quarter of 2024, compared to $4.318 billion ($3.34 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger source of cash associated with the company's working capital balances in the fourth quarter of 2024 compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the fourth quarter of 2024 was due to decreased accounts receivable balances, primarily due to a decrease in benchmark commodity prices during the quarter and the timing of cargo settlements, an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity taxes payable, and a draw of inventory related to increased sales volumes.

## Segmented Analysis

### Oil Sands

Oil Sands segment adjusted operating earnings increased to $1.609 billion in the fourth quarter of 2024, compared to $1.526 billion in the prior year quarter, primarily due to increased sales volumes, partially offset by higher royalties and increased DD&A expense.

Total Oil Sands bitumen production increased to a record 951,500 bbls/d in the fourth quarter of 2024, compared to 866,200 bbls/d in the prior year quarter, primarily due to record production at Firebag, the company's increased working interest at Fort Hills and strong mining performance.

The company's SCO production increased to a fourth quarter record of 543,600 bbls/d, compared to 475,700 bbls/d in the prior year quarter as the company leveraged its unparalleled regional integration and high reliability, and included record quarterly upgrader utilization of 105% at Syncrude and fourth quarter record upgrader utilization of 102% at Oil Sands Base, compared to 101% and 83%, respectively, in the prior year quarter. The increase was also due to fewer planned maintenance activities at Oil Sands Base in the current quarter compared to the prior year quarter.

Non-upgraded bitumen production decreased to 273,900 bbls/d in the fourth quarter of 2024, compared to 281,700 bbls/d in the prior year quarter, due to higher upgrader availability more than offsetting increased bitumen production.

### Exploration and Production

Adjusted operating earnings for the E&P segment in the fourth quarter of 2024 were $125 million, compared to $133 million in the prior year quarter, with the decrease primarily due to lower realized crude prices, increased DD&A expense and higher royalties, partially offset by higher sales volumes.

E&P production increased to 57,500 bbls/d in the fourth quarter of 2024, compared to 50,700 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova, and increased production at Hibernia, partially offset by the absence of production from White Rose due to the asset life extension project.

Total E&P sales volumes increased to 44,800 bbls/d in the fourth quarter of 2024, compared to 29,200 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes and the timing of cargo sales in E&P Canada.

### Refining and Marketing

R&M adjusted operating earnings in the fourth quarter of 2024 were $410 million, compared to $598 million in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads, partially offset by increased refinery production and a smaller FIFO inventory valuation loss in the fourth quarter of 2024 compared to the prior year quarter.

Strong operating performance resulted in utilization rates above 100% at all refineries for the second consecutive quarter. Overall utilization was 104% and throughput was 486,200 bbls/d, compared to 98% and 455,900 bbls/d, respectively, in the prior year quarter.

R&M achieved record refined product sales of 613,300 bbls/d in the fourth quarter of 2024, compared to 575,500 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company's continued investment in its extensive retail and broad sales network.

### Corporate and Eliminations

Corporate incurred an adjusted operating loss of $92 million in the fourth quarter of 2024, compared to $341 million in the prior year quarter, primarily attributable to an increased operational foreign exchange gain in the fourth quarter of 2024 compared to the prior year quarter, partially offset by an increase in share-based compensation expense in the fourth quarter of 2024 compared to the prior year quarter. Suncor capitalized $72 million of its borrowing costs in the fourth quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $70 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the fourth quarter of 2024, the company deferred $108 million of intersegment profit, compared to a realization of $299 million in the prior year quarter. The deferral of intersegment profit in the current quarter was primarily driven by an increase in intersegment inventory volumes.

# 7. Quarterly Financial Data

## Financial Summary

| Three months ended<br>($ millions, unless otherwise noted) | Dec 31<br>2024 | Sept 30<br>2024 | June 30<br>2024 | Mar 31<br>2024 | Dec 31<br>2023 | Sept 30<br>2023 | June 30<br>2023 | Mar 31<br>2023 |
|---|---|---|---|---|---|---|---|---|
| **Total production (mboe/d)** | | | | | | | | |
| Oil Sands | **817.5** | **776.0** | **716.0** | **785.0** | 757.4 | 646.1 | 679.1 | 675.1 |
| Exploration and Production | **57.5** | **52.6** | **54.6** | **50.3** | 50.7 | 44.4 | 62.8 | 67.0 |
| Total upstream production | **875.0** | **828.6** | **770.6** | **835.3** | 808.1 | 690.5 | 741.9 | 742.1 |
| **Revenues and other income** | | | | | | | | |
| Operating revenues, net of royalties | **12 531** | **12 888** | **12 889** | **12 381** | 12 810 | 12 649 | 11 719 | 11 914 |
| Other (loss) income | **(28)** | **174** | **151** | **148** | 1 328 | (13) | (3) | 342 |
| | **12 503** | **13 062** | **13 040** | **12 529** | 14 138 | 12 636 | 11 716 | 12 256 |
| **Net earnings (loss)** | **818** | **2 020** | **1 568** | **1 610** | 2 820 | 1 544 | 1 879 | 2 052 |
| Per common share – basic (dollars) | **0.65** | **1.59** | **1.22** | **1.25** | 2.18 | 1.19 | 1.44 | 1.54 |
| **Adjusted operating earnings**[1] | **1 566** | **1 875** | **1 626** | **1 817** | 1 635 | 1 980 | 1 253 | 1 809 |
| Per common share[2][3] (dollars) | **1.25** | **1.48** | **1.27** | **1.41** | 1.26 | 1.52 | 0.96 | 1.36 |
| **Adjusted funds from operations**[1] | **3 493** | **3 787** | **3 397** | **3 169** | 4 034 | 3 634 | 2 655 | 3 002 |
| Per common share[2][3] (dollars) | **2.78** | **2.98** | **2.65** | **2.46** | 3.12 | 2.80 | 2.03 | 2.26 |
| **Cash flow provided by operating activities** | **5 083** | **4 261** | **3 829** | **2 787** | 4 318 | 4 184 | 2 803 | 1 039 |
| Per common share[3] (dollars) | **4.05** | **3.36** | **2.98** | **2.16** | 3.34 | 3.22 | 2.14 | 0.78 |
| **Free funds flow**[6] | **1 923** | **2 232** | **1 350** | **1 858** | 2 482 | 2 057 | 1 042 | 1 916 |
| Per common share[2][3] (dollars) | **1.53** | **1.76** | **1.05** | **1.44** | 1.92 | 1.58 | 0.80 | 1.44 |
| **Return on Capital Employed (ROCE)**[2][4] (%)<br>for the twelve months ended | **13.0** | **15.6** | **15.6** | **15.7** | 16.3 | 16.5 | 13.2 | 18.5 |
| **ROCE** excluding impairments and impairment<br>reversals[2][4] (%) for the twelve months ended | **13.0** | **15.6** | **15.6** | **15.7** | 16.3 | 16.5 | 16.7 | 22.1 |
| **Net debt**[5][6] | **6 861** | **7 968** | **9 054** | **9 552** | 9 852 | 9 837 | 11 170 | 12 439 |
| **Common share information** (dollars) | | | | | | | | |
| Dividend per common share[3] | **0.57** | **0.55** | **0.55** | **0.55** | 0.55 | 0.52 | 0.52 | 0.52 |
| Share price at the end of trading | | | | | | | | |
| Toronto Stock Exchange (Cdn$) | **51.31** | **49.92** | **52.15** | **49.99** | 42.45 | 46.71 | 38.86 | 41.96 |
| New York Stock Exchange (US$) | **35.68** | **36.92** | **38.10** | **36.91** | 32.04 | 34.38 | 29.32 | 31.05 |

(1) Non GAAP financial measures. See the Non GAAP and Other Financial Measures Advisory section of this document. Adjusted operating earnings and adjusted funds from operations are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Managements Discussion & Analysis for such quarter or year end (Applicable MD&A), which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2) Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section in the Applicable MD&A, which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3) Presented on a basic per share basis.

(4) Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5) Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(6) Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in net debt and free funds flow are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis in the Applicable MD&A, which information is incorporated by refence herein and available on SEDAR+ at www.sedarplus.ca.

## Business Environment

| Three months ended (average for the period ended, except as noted) | | Dec 31 2024 | Sept 30 2024 | June 30 2024 | Mar 31 2024 | Dec 31 2023 | Sept 30 2023 | June 30 2023 | Mar 31 2023 |
|---|---|---|---|---|---|---|---|---|---|
| WTI crude oil at Cushing | US$/bbl | 70.30 | 75.15 | 80.55 | 76.95 | 78.35 | 82.20 | 73.75 | 76.10 |
| Dated Brent crude | US$/bbl | 74.70 | 80.25 | 84.90 | 83.25 | 84.05 | 86.70 | 78.35 | 81.25 |
| Dated Brent/Maya FOB price differential | US$/bbl | 11.85 | 13.90 | 12.05 | 14.10 | 12.55 | 11.15 | 14.75 | 18.40 |
| MSW at Edmonton | Cdn$/bbl | 94.95 | 98.00 | 105.25 | 92.20 | 99.70 | 107.80 | 95.10 | 99.05 |
| WCS at Hardisty | US$/bbl | 57.75 | 61.65 | 67.00 | 57.60 | 56.45 | 69.30 | 58.70 | 51.35 |
| WCS-WTI light/heavy differential | US$/bbl | (12.55) | (13.50) | (13.55) | (19.35) | (21.90) | (12.90) | (15.05) | (24.75) |
| SYN-WTI premium (differential) | US$/bbl | 0.85 | 1.30 | 2.80 | (7.40) | 0.30 | 2.80 | 2.90 | 2.10 |
| Condensate at Edmonton | US$/bbl | 70.65 | 71.30 | 77.15 | 72.80 | 76.25 | 77.90 | 72.35 | 79.85 |
| Natural gas (Alberta spot) at AECO | Cdn$/GJ | 1.45 | 0.65 | 1.10 | 2.20 | 2.15 | 2.50 | 2.35 | 3.05 |
| Alberta Power Pool Price | Cdn$/MWh | 51.50 | 55.35 | 45.15 | 99.30 | 81.60 | 151.60 | 159.80 | 142.00 |
| New York Harbor 2-1-1 crack[1] | US$/bbl | 18.80 | 21.05 | 24.75 | 27.05 | 28.60 | 39.95 | 32.30 | 36.70 |
| Chicago 2-1-1 crack[1] | US$/bbl | 13.85 | 19.35 | 18.85 | 19.80 | 17.10 | 27.45 | 28.60 | 31.55 |
| Portland 2-1-1 crack[1] | US$/bbl | 20.95 | 20.35 | 29.30 | 26.85 | 29.35 | 55.90 | 37.30 | 37.40 |
| Gulf Coast 2-1-1 crack[1] | US$/bbl | 17.00 | 18.90 | 22.10 | 27.95 | 23.00 | 39.10 | 29.15 | 37.65 |
| U.S. Renewable Volume Obligation | US$/bbl | 4.05 | 3.90 | 3.40 | 3.70 | 4.75 | 7.45 | 7.70 | 8.20 |
| Suncor custom 5-2-2-1 index[2] | US$/bbl | 24.25 | 26.05 | 26.70 | 35.95 | 33.45 | 36.00 | 34.20 | 42.80 |
| Exchange rate (average) | US$/Cdn$ | 0.71 | 0.73 | 0.73 | 0.74 | 0.73 | 0.75 | 0.74 | 0.74 |
| Exchange rate (end of period) | US$/Cdn$ | 0.69 | 0.74 | 0.73 | 0.74 | 0.76 | 0.74 | 0.76 | 0.74 |

(1)  2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)  Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company's realized refining and marketing gross margin.

**Significant or Unusual Items Impacting Net Earnings (Loss)**

Trends in Suncor's quarterly revenue, net earnings (loss) and adjusted funds from operations are driven primarily by production volumes, which can be impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads and foreign exchange rates. Trends in Suncor's quarterly net earnings (loss) and adjusted funds from operations are also affected by other significant events impacting operations, such as operational incidents.

In addition to the impacts of changes in production volumes and business environment, net earnings (loss) over the last eight quarters were affected by the following events or significant adjustments:

•   During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

•   During the fourth quarter of 2024, Suncor recorded an impairment of $212 million against an equity investment in the Corporate and Eliminations segment.

•   During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies Canada.

•   During the fourth quarter of 2023, Suncor recorded an impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

•   During the third quarter of 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

•   During the second quarter of 2023, Suncor recorded a gain of $607 million on the sale of its U.K. E&P portfolio.

•   During the second quarter of 2023, the company recorded a restructuring charge of $275 million in OS&G expenses in the Corporate and Eliminations segment, related to the company's workforce reductions.

•   During the first quarter of 2023, the company recorded a gain of $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment.

# 8. Capital Investment Update

## Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

| ($ millions) | Year ended | | | |
|---|---|---|---|---|
| | December 31, 2024 | | | December 31, 2023 |
| | Asset Sustainment and Maintenance[1] | Economic Investment[2] | Total | Total |
| Oil Sands | | | | |
| *Oil Sands Base* | **916** | **936** | **1 852** | *1 972* |
| *In Situ* | **138** | **360** | **498** | *517* |
| *Fort Hills* | **354** | **406** | **760** | *397* |
| *Syncrude* | **742** | **220** | **962** | *990* |
| E&P[3] | **—** | **862** | **862** | 635 |
| R&M | **1 006** | **180** | **1 186** | 1 000 |
| Corporate and Eliminations | **29** | **17** | **46** | 62 |
| | **3 185** | **2 981** | **6 166** | 5 573 |
| Capitalized interest on debt | | | **317** | 255 |
| Total capital and exploration expenditures | | | **6 483** | 5 828 |

(1) Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2) Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3) Excludes capital expenditures related to assets previously held for sale of nil in 2024, compared to $108 million in 2023.

In 2024, Suncor's capital expenditures excluding capitalized borrowing costs, were $6.166 billion, compared to $5.573 billion in 2023. The increase was due to increased economic expenditures at Oil Sands Base, related to the Upgrader 1 coke drum replacement and the new cogeneration facility; at Fort Hills, related to the company's increased working interest and second North Pit mine opening; at E&P, related to the West White Rose Project and SeaRose FPSO Asset Life Extension Project; at Syncrude, related to the MLX-W mining project; and at R&M related to enhancing the company's sales and marketing business. The increase was partially offset by decreased asset sustainment and maintenance capital expenditures at Oil Sands Base, In Situ, Fort Hills and Corporate.

## Capital activity in 2024:

### Oil Sands Base

Oil Sands Base capital expenditures were $1.852 billion in 2024. Economic investment expenditures were related to replacing the coke-fired boilers with a new cogeneration facility, the Upgrader 1 coke drum replacement, and the purchase of haul trucks equipped with AHS.

Asset sustainment and maintenance expenditures were primarily related to ensuring continued safe, reliable and efficient operations. The company's planned maintenance program in 2024 included mine and tailings development, planned annual coker maintenance at Upgrader 1 and Upgrader 2, and other planned maintenance activities.

### In Situ

In Situ capital expenditures were $498 million in 2024, and were primarily directed towards economic investment activities, which focused on the ongoing design, construction and execution of well pads to develop additional reserves expected to maintain existing production levels.

Asset sustainment and maintenance capital expenditures were primarily directed towards planned maintenance activities.

### Fort Hills

Fort Hills capital expenditures were $760 million in 2024, the majority of which were directed towards economic investment expenditures related to the second North Pit mine opening and haul truck purchases.

Asset sustainment and maintenance expenditures were related to the development, progression and execution of mining and tailings management projects, and other planned maintenance activities.

### Syncrude

Syncrude capital expenditures were $962 million in 2024, the majority of which were directed toward asset sustainment and maintenance capital expenditures that focused on its planned turnaround, mine equipment replacements, tailings development, and other planned maintenance activities.

Economic investment activities were primarily directed towards progressing the MLX-W mining project.

**Exploration and Production**

E&P capital and exploration expenditures were $862 million in 2024, and were focused on economic investment projects, primarily relating to the West White Rose Project and the SeaRose Asset Life Extension Project.

**Refining and Marketing**

R&M capital expenditures were $1.186 billion in 2024 and were primarily directed toward asset sustainment and maintenance activities focused on the sustainment of refinery, retail and logistics assets. This included planned turnaround and maintenance activities at the company's Sarnia, Montreal and Commerce City refineries during the year.

Economic investment activities in 2024 were primarily directed towards expanding and strengthening the company's sales and marketing business, including investment into the enhancement of its retail operations.

**Corporate**

Corporate capital expenditures were $46 million in 2024, primarily directed towards investment in digital technologies.

## Planned activity in 2025:

**Oil Sands Base**

Oil Sands Base plans for economic investment in 2025 are primarily related to the Upgrader 1 coke drum replacement.

Asset sustainment and maintenance capital expenditures for 2025 include expenditures relating to planned annual coker maintenance at Upgrader 2, mining and tailings management projects, mine equipment replacements, and other planned maintenance activities.

**In Situ**

Economic investment expenditures for 2025 are primarily focused on ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years.

Asset sustainment and maintenance capital expenditures for 2025 include planned turnaround activities at Firebag, and other planned maintenance activities.

**Fort Hills**

Asset sustainment and maintenance capital expenditures for 2025 focus on ongoing development of mining and tailings management projects to preserve production capacity and execute on the mine improvement plan, as well as planned maintenance activities.

Plans for economic investment in 2025 include mine equipment purchases and the development of the second opening of the North Pit mine.

**Syncrude**

Asset sustainment and maintenance capital expenditures for 2025 include expenditures relating to Syncrude's planned maintenance program, tailings development and mine equipment replacements.

For 2025, plans for economic investment are primarily focused on progressing the MLX-W mining project.

**Exploration and Production**

Economic investment for 2025 is expected to be primarily focused on work at the West White Rose Project, as well as development activities to extend the productive life of existing fields, including development drilling at Hebron and Hibernia.

**Refining and Marketing**

Sustaining capital expenditures for 2025 are expected to focus on ongoing sustainment of refinery, logistics and retail operations, including planned refinery turnaround maintenance.

Economic investment projects in 2025 are expected to be primarily directed towards expanding and strengthening the company's sales and marketing business, including investment into the enhancement of its retail and wholesale operations.

# 9. Financial Condition and Liquidity

## Liquidity and Capital Resources

| At December 31 ($ millions, except as noted) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Cash flow provided by (used in) | | | |
| Operating activities | 15 960 | 12 344 | 15 680 |
| Investing activities | (6 472) | (6 511) | (4 789) |
| Financing activities | (7 882) | (5 990) | (11 228) |
| Foreign exchange loss (gain) on cash and cash equivalents | 149 | (94) | 112 |
| Increase (decrease) in cash and cash equivalents | 1 755 | (251) | (225) |
| Cash and cash equivalents, end of year | 3 484 | 1 729 | 1 980 |
| ROCE[(1)(2)(3)] (%) | 13.0 | 16.3 | 20.2 |
| Net debt to adjusted funds from operations[(1)(4)] (times) | 0.5 | 0.7 | 0.6 |
| Total debt to total debt plus shareholders' equity[(1)(4)] (%) | 18.9 | 21.1 | 24.3 |
| Net debt to net debt plus shareholders' equity[(1)(4)] (%) | 13.4 | 18.5 | 21.3 |

(1) Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) For the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the twelve months ended December 31, 2023, and for the first nine months of 2024. For the twelve months ended December 31, 2022, ROCE was impacted by the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

(3) Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4) Beginning in 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

### Cash Flow Provided by Operating Activities

Cash flow provided by operating activities was $15.960 billion in 2024, compared to $12.344 billion in 2023. The increase was primarily due to increased sales volumes in Oil Sands and E&P and increased production in R&M, partially offset by lower benchmark crack spreads and lower SCO realizations and increased royalties due to higher heavy crude price realizations.

The current period cash flow provided by operating activities reflects a source of cash in working capital, primarily due to an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity tax payable, a decrease in accounts receivable balances, in line with the decrease in benchmark commodity prices in 2024, and a draw on inventory due to increased sales volumes. The prior period cash flow provided by operating activities reflects a use of cash in working capital, primarily due to significantly lower net income taxes payable, and a decrease in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable balances related to the decrease in commodity prices in 2023.

### Cash Flow Used in Investing Activities

Cash flow used in investing activities was $6.472 billion in 2024, compared to $6.511 billion in 2023. The decrease was primarily due to the impacts of the Fort Hills acquisition is 2023, partially offset by the proceeds from the sale of the company's U.K. E&P portfolio and wind and solar assets in 2023 and increased capital expenditures in 2024.

### Cash Flow Used in Financing Activities

Cash flow used in financing activities was $7.882 billion in 2024, compared to $5.990 billion in 2023. The increase was primarily due to the repayment of long-term debt in 2024 compared to an issuance of long-term debt in 2023, an increase in share repurchases and an increase in dividends paid on common shares, partially offset by a smaller net decrease in short-term debt in 2024 compared to 2023.

## Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources required to fund its planned 2025 capital spending program of $6.1 billion to $6.3 billion, and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.

## Available Sources of Liquidity

### Cash and Cash Equivalents

Included in cash and cash equivalents of $3.484 billion at December 31, 2024, are short-term investments with weighted average days to maturity of approximately 16 days. In 2024, the company earned approximately $4.7 million of interest income on these investments.

### Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2024 was $940 million, compared to $981 million in 2023, with interest expense on debt decreasing as a result of debt repayments made in 2024, offset by an increase in interest on leases.

Available lines of credit at December 31, 2024, increased to $5.475 billion compared to $4.957 billion as at December 31, 2023. The increase in available credit facilities was primarily due to a decrease in short-term indebtedness. In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.

A summary of total and unutilized credit facilities at December 31, 2024, is as follows:

| ($ millions) | 2024 |
|---|---|
| Fully revolving and expiring in 2028 | 2 810 |
| Fully revolving and expiring in 2027 | 2 665 |
| Can be terminated at any time at the option of the lenders | 1 120 |
| Total credit facilities | 6 595 |
| Credit facilities supporting standby letters of credit | (811) |
| Total unutilized credit facilities[1] | 5 784 |

(1) Available credit facilities for liquidity purposes were $5.475 billion at December 31, 2024 (December 31, 2023 – $4.957 billion).

### Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities

plus shareholders' equity. At December 31, 2024, total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity was 24.8% (December 31, 2023 – 26.3%), a decrease from the prior year primarily due to higher shareholders' equity and a decrease in long-term debt. The company is currently in compliance with all operating covenants as at December 31, 2024.

### Change in Debt

| ($ millions) | 2024 |
|---|---|
| Total debt[1][2] – December 31, 2023 | 11 581 |
| Decrease in long-term debt | (1 396) |
| Decrease in short-term debt | (503) |
| Foreign exchange on debt, and other | 663 |
| Total debt[1][2] – December 31, 2024 | 10 345 |
| Less: Cash and cash equivalents – December 31, 2024 | 3 484 |
| Net debt[1][2] – December 31, 2024 | 6 861 |

(1) Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(2) Beginning in 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

The company's total debt decreased in the twelve months ended December 31, 2024, primarily due to the repayment of long-term debt and a decrease in short-term indebtedness, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023.

During the fourth quarter of 2024, the company repurchased and cancelled approximately $1.1 billion of the company's outstanding notes, primarily focused on its 6.50% notes due 2038 and 6.80% notes due 2038.

During the third quarter of 2024, the company completed two partial redemptions, for approximately $295 million of its outstanding notes, primarily focused on its 6.50% notes due 2038, and 6.80% notes due 2038.

As at December 31, 2024, Suncor's net debt was $6.861 billion, compared to $9.852 billion at December 31, 2023. The change in net debt was primarily due to the factors discussed above, and an increase in cash and cash equivalents.

For the year ended December 31, 2024, the company's net debt to adjusted funds from operations measure was 0.5 times, which is lower than management's maximum target of less than 3.0 times.

## Credit Ratings

The company's credit ratings affect its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

For a description of Suncor's current credit ratings refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2024 AIF.

## Common Shares

**Outstanding Shares**

| (thousands) | December 31, 2024 |
|---|---|
| Common shares | **1 244 332** |
| Common share options – exercisable | **5 966** |
| Common share options – non-exercisable | **2 169** |

As at February 25, 2025, the total number of common shares outstanding was 1,237,135,660 and the total number of exercisable and non-exercisable common share options outstanding was 6,372,695. Once vested, each outstanding common share option is exercisable for one common share.

**Share Repurchases**

| (thousands of common shares) | Commencement Date | Expiry | Maximum Shares for Repurchase | Maximum Shares for Repurchase (%) | Number of Shares Repurchased |
|---|---|---|---|---|---|
| 2022 NCIB | February 8, 2022 | February 7, 2023 | 71 650 | 5 | 26 232 |
| Amended 2022 NCIB | May 11, 2022 | February 7, 2023 | 143 500 | 10 | 91 912 |
| 2023 NCIB | February 17, 2023 | February 16, 2024 | 132 900 | 10 | 47 107 |
| 2024 NCIB | February 26, 2024 | February 25, 2025 | 128 700 | 10 | 61 066 |
| 2025 NCIB | March 3, 2025 | March 2, 2026 | 123 800 | 10 | — |

Subsequent to the fourth quarter of 2024, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company's common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning March 3, 2025, and ending March 2, 2026, Suncor may purchase for cancellation up to 123,800,000 common shares, which is equal to approximately 10% of Suncor's public float as of February 18, 2025.

Between February 26, 2024, and February 25, 2025, pursuant to Suncor's previous NCIB, Suncor repurchased 61,065,792 common shares on the open market, representing the equivalent of 4.7% of its common shares as at February 12, 2024, for $3.258 billion, at a weighted average price of $53.35 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase its common shares will affect its long-term strategy.

| At December 31 ($ millions, except as noted) | **2024** | 2023 | 2022 |
|---|---|---|---|
| Share repurchase activities (thousands of common shares) | **55 564** | 51 982 | 116 908 |
| Weighted average repurchase price per share (dollars per share) | **52.33** | 42.96 | 43.92 |
| Share repurchase cost | **2 908** | 2 233 | 5 135 |

## Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be resold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

| ($ millions) | Payment due by period | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
| Long-term debt[1] | 1 587 | 1 507 | 530 | 826 | 504 | 12 425 | **17 379** |
| Decommissioning and restoration costs[2] | 436 | 566 | 567 | 578 | 505 | 18 875 | **21 527** |
| Long-term contracts, pipeline capacity and energy services commitments | 2 154 | 1 842 | 1 692 | 1 518 | 1 396 | 11 188 | **19 790** |
| Exploration work commitments | 53 | 1 | — | — | — | 517 | **571** |
| Lease obligations[3] | 852 | 769 | 635 | 527 | 416 | 3 674 | **6 873** |
| Total | **5 082** | **4 685** | **3 424** | **3 449** | **2 821** | **46 679** | **66 140** |

(1) Includes long-term debt and interest payments on long-term debt. Refer to note 21 and note 27 of Suncor's 2024 audited Consolidated Financial Statements.

(2) Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 24 of Suncor's 2024 audited Consolidated Financial Statements.

(3) Includes interest payments on lease liabilities.

## Transactions with Related Parties

Suncor enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's R&M operations, including pipeline, refined product and petrochemical companies. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 of the 2024 audited Consolidated Financial Statements.

## Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2024, the pre-tax earnings impact of risk management and trading activities was $114 million (2023 – pre-tax earnings of $25 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

| ($ millions) | 2024 | 2023 |
| --- | --- | --- |
| Fair value outstanding, beginning of year | **(20)** | (65) |
| Changes in fair value recognized in earnings during the year | **114** | 25 |
| Cash settlements – (received) paid during the year | **(12)** | 20 |
| **Fair value outstanding, end of year** | **82** | (20) |

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

| Fair value of derivative contracts at December 31 ($ millions) | 2024 | 2023 |
|---|---|---|
| Accounts receivable | 153 | 65 |
| Accounts payable | (71) | (85) |
| | 82 | (20) |

**Risks Associated with Derivative Financial Instruments**

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 of the company's 2024 audited Consolidated Financial Statements.

# 10. Material Accounting Policies and Critical Accounting Estimates

Suncor's material accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2024.

## Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below.

The company adopted the IASB's Non-current Liabilities with Covenants (Amendments to IAS 1) on January 1, 2024. The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. There was no material impact to the consolidated financial statements as a result of the initial application.

The company adopted the IASB's Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) on January 1, 2024. The amendments add subsequent measurement requirements for sale and leaseback transactions. There was no impact to the consolidated financial statements as a result of the initial application.

## Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retrospectively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments are effective January 1, 2026, with early adoption permitted. The company is currently evaluating the impact of these amendments on the consolidated financial statements.

## Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

### Tariffs

In 2025, the government of the United States of America announced tariffs on certain goods effective March 4, 2025 and has indicated their intention to add further tariffs including a 10% tariff on Canadian energy imports. The Canadian government announced that it would respond with tariffs on certain goods imported from the U.S., in addition to other measures. The company will continue to assess the impacts of such tariffs and measures as the situation develops. The impact of potential tariffs on the company's financial results cannot be quantified at this time.

### Climate Change

Climate change, global energy demand, and the transition to a low-emissions economy were considered in preparing these consolidated financial statements, primarily in estimating commodity prices used in asset valuation and reserves analysis. These estimates may have significant impacts on the company's assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels, can materially impact the estimation of net reserves, asset valuation and reclamation timing and requirements. The timing and pace at which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

### Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2024, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2024, which could differ significantly from other points in time throughout the year, or future periods.

## Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

## Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

## Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors, such as significant increases or decreases in forecasted production volumes, commodity prices, capital expenditures and operating costs.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

## Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

## Employee Future Benefits

The company provides benefits to employees, including pensions and other post retirement benefits. The cost of defined benefit pension plans and other post retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

## Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

# 11. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

## Business Environment

Suncor's financial performance is closely linked to prices for crude oil, refined petroleum products and, to a lesser extent, natural gas and electricity prices. The prices for these commodities can be influenced by global and regional supply and demand factors, which are beyond the company's control and can result in a high degree of price volatility. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in voluntary curtailment or shutting in production and a decrease in Suncor's product volumes and refinery utilization rates.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, geopolitical conflict, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, the impact of changes to US government economic policy (including the imposition of additional tariffs) and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources.

In addition, oil producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil producers. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, or prolonged constraints on the ability to transport products to international markets, may lead to the impairment of assets, or to the cancellation or deferral of growth projects.

All commodity prices discussed above could also be adversely affected by a prolonged period of decreased demand caused by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees.

## Carbon Risk

Existing and future laws and regulations in support of a transition to lower carbon intensity energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Changes to environmental regulations, including regulations relating to climate change and uncertainty relating to the ability of the company to report on climate-related matters, could impact the demand for the company's products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could require significant Suncor investment into the development of technologies or other energy products. Suncor continues to monitor international and domestic efforts to address climate change.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation.

In addition, decarbonizing base business could require significant capital expenditures and resources, with the potential that the costs required to lower Suncor's carbon intensity may differ from our original estimates and expectations, and these differences may be material. While the intent is to improve efficiency and increase the offering of lower intensity carbon energy, the shift in resources and focus towards reducing carbon intensity could have a negative impact on our operating results.

## Greenhouse Gas Emissions and Targets

One of Suncor's strategic objectives is to decarbonize its base business and capture new opportunities to reduce GHG emissions. The company's ability to meet this objective is subject to numerous risks and uncertainties, and actions taken to implement these objectives may also expose Suncor to certain additional and/or heightened financial and operational risks.

Reduction in GHG intensity relies on, among other things, Suncor's ability to implement and improve energy efficiency at all of its facilities, future development and growth opportunities, development and deployment of new technologies, ability to sequester and capture carbon and investment in lower carbon intensity power, as well as a transition to lower carbon intensity fuels. In the event that Suncor is unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, Suncor may be unable to decarbonize its base business.

As GHG regulations and targets become more stringent, the absolute operational GHG emissions of the company may rise as a result of growth, mergers and acquisition activities, and changes in the operation of assets by Suncor or affiliates. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or climate related disclosure.

## Environmental Compliance

### Tailings Management and Water Release

Each oil sands mine is required to seek approval for its fluid tailings management plan under the Alberta Energy Regulator's Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive). If a Suncor mine fails to meet a condition of its approved plan, the company could be subject to enforcement actions, including production curtailment, and other financial consequences, such as compliance levies or being required to post additional security under the Mine Financial Security Program. Consequences of not meeting approval conditions are not yet fully known, as certain associated policy and regulation reviews and updates are still under development. Such updates could impact the technologies that the company plans to employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated.

Suncor uses an integrated mine water, tailings and closure management approach for effective operations, successful reclamation and closure, and positive environmental outcomes. The inability to release treated mine water to the environment and the lack of an approval mechanism for pit lakes with tailings continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites. This impacts current operations, and reclamation and closure plans. The absence of an effective regulatory framework in this area could adversely impact operations and the success and timing of closure and reclamation plans.

### Alberta's Land-Use Framework

The implementation of, and compliance with, the terms of Alberta's Land-Use Framework through the Lower Athabasca Regional Plan (LARP) may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact.

### Water Management Regulations

Suncor currently relies on water obtained under licences and permits from government and regulators in its operating areas. Water licences and permits contain conditions to be met in order to maintain compliance with the licences. There can be no assurance that the licences to withdraw and use water will not be rescinded or restricted, or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences and permits for additional water withdrawal and use, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access or water management could cause capital expenditures and operating expenses relating to water licence compliance to increase.

### Biodiversity

Species at risk exist in the areas where Suncor conducts its operations. For example, existing, planned and potential future projects in Alberta are located within the range of woodland caribou, which have been identified as "threatened" under the *Species at Risk Act* (Canada). In response to the Government of Canada's Recovery Strategy for the Woodland Caribou, provincial caribou range plans are being developed through sub-regional planning. The development and implementation of sub-regional plans may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements.

Pursuant to the Alberta Wetland Policy, future development that removes wetlands may be obligated to pay *in lieu* fees based on the hectares of wetlands removed; fees could total in the tens to hundreds of millions per site. Suncor operations and growth projects without established regulatory boundaries (e.g., Water Act) prior to 2016 will be affected. Wetland replacement costs are based on wetland value and may be especially high for future oil sands projects and expansions due to the limited opportunity to avoid or minimize impacts to wetlands.

### Air and Water Quality Management

A number of Canadian federal, and provincial, and U.S. federal and state, air and water quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects. As a result the company could be required to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially retrofitting equipment to meet new requirements and increasing monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known.

## Operational Execution (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses carries economic risk associated with operating safety and reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits. A major environmental or safety incident could result in delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher-value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

- Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher-value products, due to the failure of any one or more interdependent component systems, potential penalties, litigation or reputation damage related to an unintended release or a failure to contain tailings produced in operations, and other risks inherent to oil sands operations;

- Suncor's E&P businesses, face risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids. Additionally, offshore operations occur in the areas subject to extreme weather conditions, such as hurricanes, winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations and damage to or destruction of the equipment involved. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, including off-loading terminals, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, a curtailment of production, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

- Suncor's R&M operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of its people, and the potential for a slowdown or temporary suspension of its operations in locations impacted by an outbreak of an epidemic, pandemic or other public health crisis. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time.

## Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure; royalties; taxes (including income taxes); government fees; production rates; environmental protection; water; wildlife; fish; air quality; safety performance; the reduction of GHG and other emissions; the export of crude oil, natural gas and other products; cybersecurity; interactions with foreign governments; the awarding or acquisition of exploration and production rights, oil sands leases or other interests; the imposition of specific drilling obligations; control over the development, reclamation and abandonment of fields and mine sites; mine financial security requirements; approval of logistics infrastructure; and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a significant number of environmental, health and safety regulations under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operation and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licenses and permits.

Before proceeding with certain projects, including changes to existing operations, Suncor must obtain permits, regulatory approvals, and licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. In some cases, abandonment and reclamation obligations may remain with the company even after disposition of an asset to a third party. Compliance can be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines and penalties, delays, abandonment or restructuring of projects, impacts to production, reputational damage and increased costs, denial of operating and growth permit applications and public censure. Suncor's businesses can also be indirectly impacted by a third-party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or the revocation of existing approvals or permits by the government or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals, or that make current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects.

## Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and a large and complex information framework, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems.

As a result of the critical nature of the energy supply chain and Suncor's use of information systems and other digital technologies to control its assets, Suncor faces a heightened risk of cyber-attacks. Additionally, the increasing adoption and use of artificial intelligence (AI) systems by Suncor and/or by third parties may increase the prevalence and efficacy of cyberattacks. Suncor has an information and cybersecurity program in place, however, the measures, controls and technology on which the company relies are constantly evolving, and therefore they may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, has and will likely continue to face attacks by malicious persons or entities motivated by, among other things, geopolitical, financial or activist reasons, or may be breached due to employee error or malfeasance, or otherwise vulnerable due to other disruptions. The company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, however, the company does not maintain standalone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

A cyber attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties.

## Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels of competitors may increase. Although increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's R&M business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products.

## Technology Risk

There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured and advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements.

The increasing use of AI systems both by Suncor and third parties presents a number of risks associated with the company's adoption, development and incorporation of AI systems. AI systems provided with incorrect or incomplete data may generate erroneous insights leading to flawed decisions that potentially compromise safety, productivity and profitability. The amount of data used and the speed of AI systems can create privacy, governance and accountability risks with respect to the use of AI and protection of confidential information. Successful use of AI systems can provide the company with competitive advantages but cannot be assured, and the inability to successfully adopt, develop and/or incorporate AI systems may impact the company's profitability, and ability to compete with peers.

## Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses depends on the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions and continued cost reduction initiatives. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be adversely impacted by a shortage of skilled labour and material supply risks. The company's success also depends in large measure on certain key personnel. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

## Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River, Fort Hills and Syncrude), all of the company's refineries and the majority of the company's terminal and distribution operations and certain of the company's E&P operations are represented by labour unions or employee associations. Any work interruptions involving the company's employees, contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a risk to the continued operations of the areas of the company that are affected but such interruptions.

## Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, operational and maintenance expenditures, misalignment of partner interests, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

## Financial Risks

### Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, financial institutions and investor appetite for investments in the energy industry generally, and the

company's securities in particular. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. To the extent that external sources of capital become limited, unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required, which may not be available or, if available, may not be available on favourable terms. Neither the Articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the applicable covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including some commodity sales or purchase transactions or those involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

### Inflation

The company purchases materials and commodities for use in its business and uses contractors to supplement its workforce in many areas of the organization. While many central banks have subsequently lowered interest rates, which were initially raised in an attempt to reduce inflation, there is no certainty that attempts to control inflation will be successful in continuing the pace at which inflation has subsided.

Even a short period of higher-than-average inflation can lead to structural cost increases in Suncor's business, which may impact its business plans going forward. Furthermore, governmental actions, such as the imposition of higher interest rates, an increase or imposition of tariffs on goods imported from or exported to the U.S., or wage or price controls may also negatively impact the company's costs and magnify the impacts of other risks identified in this Risk Factors section of the MD&A, including those set out below under Financial Risks – Interest Rate Risks.

### Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments or other physical positions to create incremental value to Suncor and to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

### Exchange Rate Fluctuations

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 60% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

### Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio.

### Royalties, Taxes and Tariffs

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions and the potential for increased tariffs. Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, sales volumes, and capital and operating costs; by changes to existing legislation or production sharing contracts; and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense. A failure to fully realize anticipated tax benefits, including the expected tax benefit relating to the acquisition of TotalEnergies Canada,

or an increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and government-imposed compliance costs may increase our cost of tax compliance, and may have an impact on the company's business, financial condition, results of operations and cash flows from operations.

In February 2025, the U.S. government announced plans for new tariffs on, among other things, Canadian imports to the United States. In response to the U.S. tariffs, the Canadian government subsequently announced it would implement retaliatory tariffs on certain goods imported from the U.S. A portion of the company's crude oil is exported to the U.S. and tariffs could have a negative impact on commodity prices, including increasing the volatility thereof, which could, in turn, have an adverse effect on the company's business, financial condition, results of operations and cash flows from operations. Additionally, certain goods used by the company in its operations are procured from the U.S. and the tariffs proposed by the Canadian government could increase certain costs of the company, which could, in turn, have an adverse effect on the company's business, financial condition and cash flows from operations.

The details and timing of the implementation of the U.S. and Canadian tariffs remain subject to significant uncertainty at this time and, as such, the impacts thereof on the company's and business and financial results cannot be accurately quantified at this time. Suncor intends to continue to monitor the impact of such tariffs on the company.

### Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares depends on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations that the Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

### E&P Reserves Replacement

Suncor's future E&P production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its E&P assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flows are insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil production at acceptable costs.

## Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

The evaluation of reserves is a continuous process, one that can be significantly impacted by a variety of internal and external influences. Revisions are often required as a result of newly acquired technical data, technology improvements or changes in performance, pricing, economic conditions, market availability or regulatory requirements. Additional technical information regarding geology, hydrogeology, reservoir properties and reservoir fluid properties is obtained through seismic programs, drilling programs, updated reservoir performance studies and analysis and production history, and may result in revisions to reserves. Pricing, market availability and economic conditions affect the profitability of reserves development. Royalty regimes and environmental regulations and other regulatory changes cannot be predicted but may have positive or negative effects on reserves. Future technology improvements would be expected to have a favourable impact on the economics of reserves development and exploitation, and therefore may result in an increase to reserves. Political unrest, such as is occurring in Syria and Libya, has resulted in volumes that would otherwise be classified as reserves no longer being classified as such.

There are numerous uncertainties inherent in estimating the quantities and quality of these reserves, including many factors beyond the company's control. In general, estimates of reserves and the future net cash flows from these reserves are based upon a number of factors and assumptions – such as production forecasts, regulations, pricing, the timing and amount of capital expenditures, future royalties, future operating costs, yield rates for upgraded production of SCO from bitumen, and future abandonment and reclamation costs – all of which may vary considerably from actual results. The accuracy of any reserves estimate is a matter of interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time. For these reasons, estimates of reserves and categorization of such reserves based on the certainty of recovery, prepared by different engineers or by the same engineers at different times, may vary.

Reserves estimates are based upon geological assessment, including drilling and laboratory tests. Mining reserves estimates also consider production capacity and upgrading yields, mine plans, operating life and regulatory constraints. In Situ reserves estimates are also based upon the testing of core samples and seismic operations and demonstrated commercial success of in situ processes. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from such estimates, and such variances could be material. Production performance subsequent to the date of the estimate may justify future revision, either upward or downward, if material.

Reserves evaluations are based in part on the assumed success of activities the company intends to undertake in future years. Estimated reserves and associated cash flows may be increased or reduced to the extent that such activities do or do not achieve the level of success assumed in the reserves evaluations.

## Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities. A disruption in service or limited availability by one of these third parties can have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations.

## Foreign Operations

The company has operations in countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes, tariffs and government royalties; compliance with existing and emerging anti-corruption laws, including the *Corruption of Foreign Public Officials Act* (Canada) and the *Foreign Corrupt Practices Act* (United States); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could be exposed to potential claims for alleged breaches of international or local law. The inability of Suncor to fulfil its exploration commitments and other contractual obligations in Libya due to ongoing political instability, civil unrest and security concerns could result in significant expenses and/or the payment of penalties, and the quantum of such could have an adverse effect on the company's financial condition.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on Suncor's operations in particular, is not known at this time. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

## Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could also result in the interruption or cessation of key elements of Suncor's operations and may result in property damage.

## Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

Consulting requirements with Indigenous Peoples in respect of oil and gas projects and related infrastructure have increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, on June 21, 2021, Canada's *United Nations Declaration*

*on the Rights of Indigenous Peoples Act* (the UNDRIP Act) received Royal Assent and came into force. It is unknown how the UNDRIP Act will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown's duty to consult with and accommodate Indigenous Peoples.

At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of the UNDRIP Act may have on Suncor's business.

## Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, common law duties, product liability, antitrust, bribery and other forms of corruption, tax, regulatory enforcement actions, *Competition Act* enforcement actions, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty, and it is possible that there could be adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable or at fault. There is a risk that the outcome of such litigation may be adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

## Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have an impact on how Suncor's business, financial condition and results of operations are reported.

## Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

# 12. Other Items

## Control Environment

Based on their evaluation as of December 31, 2024, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States *Securities Exchange Act of 1934*, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the period ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2024, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2024.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

## Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on December 12, 2024. For further details and advisories regarding Suncor's 2025 corporate guidance, see www.suncor.com/guidance.

# 13. Advisories

## Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

### (a) Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2024, December 31, 2023, and December 31, 2022, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2024, and December 31, 2023, are reconciled to net earnings (loss) below.

### (b) Bridge Analyses of Adjusted Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in specific sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

- The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

- The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

- The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

- The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries reported in the Corporate and Eliminations segment.

- The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

- The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

- The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

- The factor for Income Tax includes the company's current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

**(c) Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals**

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

| Year ended December 31<br>($ millions, except as noted) | | **2024** | 2023 | 2022 |
|---|---|---|---|---|
| Adjustments to net earnings | | | | |
| Net earnings | | **6 016** | 8 295 | 9 077 |
| Add (deduct) add after-tax amounts for: | | | | |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | | **615** | (179) | 679 |
| Net interest expense | | **279** | 401 | 491 |
| Adjusted net earnings[1] | A | **6 910** | 8 517 | 10 247 |
| Capital employed – beginning of twelve-month period | | | | |
| Net debt[2][4] | | **9 852** | 10 627 | 13 299 |
| Shareholders' equity | | **43 279** | 39 367 | 36 614 |
| | | **53 131** | 49 994 | 49 913 |
| Capital employed – end of twelve-month period | | | | |
| Net debt[2][4] | | **6 861** | 9 852 | 10 627 |
| Shareholders' equity | | **44 514** | 43 279 | 39 367 |
| | | **51 375** | 53 131 | 49 994 |
| Average capital employed | B | **52 972** | 52 119 | 50 745 |
| ROCE (%)[3][5] | A/B | **13.0** | 16.3 | 20.2 |

(1) Total before-tax impact of adjustments is $1.042 billion for the year ended December 31, 2024, $344 million for the year ended December 31, 2023, and $1.575 billion for the year ended December 31, 2022.

(2) Net debt is a non-GAAP financial measure.

(3) For the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the twelve months ended December 31, 2023, and for the first nine months of 2024. For the twelve months ended December 31, 2022, ROCE was impacted by the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

(4) Beginning in 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5) Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

**(d) Adjusted Funds from (Used in) Operations**

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believe reduces comparability between periods.

| Year ended December 31 ($ millions) | Oil Sands | | | Exploration and Production | | | Refining and Marketing | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2024** | 2023 | 2022 | **2024** | 2023 | 2022 | **2024** | 2023 | 2022 |
| Earnings (loss) before income taxes | **6 607** | 6 811 | 5 633 | **867** | 1 691 | 3 221 | **2 596** | 3 383 | 5 694 |
| Adjustments for: | | | | | | | | | |
| Depreciation, depletion, amortization and impairment | **5 134** | 4 902 | 7 927 | **707** | 483 | (105) | **996** | 934 | 844 |
| Accretion | **514** | 460 | 249 | **67** | 64 | 60 | **11** | 8 | 8 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | **—** | — | — | **—** | — | — | **—** | — | — |
| Change in fair value of financial instruments and trading inventory | **(117)** | 27 | 18 | **3** | (3) | (6) | **(8)** | (29) | (50) |
| Bargain purchase gain and revaluations | **—** | (1 125) | — | **—** | — | — | **—** | — | — |
| (Gain) loss on disposal of assets | **(15)** | (39) | (7) | **—** | (600) | 66 | **(8)** | (28) | (11) |
| Loss on extinguishment of long-term debt | **—** | — | — | **—** | — | — | **—** | — | — |
| Share-based compensation | **(47)** | 71 | 139 | **12** | 12 | 6 | **(20)** | 25 | 50 |
| Settlement of decommissioning and restoration liabilities | **(385)** | (326) | (264) | **(47)** | (29) | (21) | **(56)** | (35) | (23) |
| Other | **151** | (56) | 136 | **1** | (6) | (43) | **27** | 10 | 49 |
| Current income tax expense | **—** | — | — | **—** | — | — | **—** | — | — |
| Adjusted funds from (used in) operations | **11 842** | 10 725 | 13 831 | **1 610** | 1 612 | 3 178 | **3 538** | 4 268 | 6 561 |
| Change in non-cash working capital | | | | | | | | | |
| Cash flow provided by operating activities | | | | | | | | | |

| Year ended December 31 ($ millions) | Corporate and Eliminations | | | Income Taxes | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2024** | 2023 | 2022 | **2024** | 2023 | 2022 | **2024** | 2023 | 2022 |
| Earnings (loss) before income taxes | **(1 883)** | (1 296) | (2 232) | **—** | — | — | **8 187** | 10 589 | 12 316 |
| Adjustments for: | | | | | | | | | |
| Depreciation, depletion, amortization and impairment | **117** | 116 | 120 | **—** | — | — | **6 954** | 6 435 | 8 786 |
| Accretion | **—** | — | (1) | **—** | — | — | **592** | 532 | 316 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | **714** | (184) | 729 | **—** | — | — | **714** | (184) | 729 |
| Change in fair value of financial instruments and trading inventory | **—** | — | — | **—** | — | — | **(122)** | (5) | (38) |
| Bargain purchase gain and revaluations | **—** | — | — | **—** | — | — | **—** | (1 125) | — |
| (Gain) loss on disposal of assets | **(2)** | (325) | (3) | **—** | — | — | **(25)** | (992) | 45 |
| Loss on extinguishment of long-term debt | **170** | — | 32 | **—** | — | — | **170** | — | 32 |
| Share-based compensation | **(2)** | — | 133 | **—** | — | — | **(57)** | 108 | 328 |
| Settlement of decommissioning and restoration liabilities | **—** | — | (6) | **—** | — | — | **(488)** | (390) | (314) |
| Other | **207** | 143 | (12) | **—** | — | — | **386** | 91 | 130 |
| Current income tax expense | **—** | — | — | **(2 465)** | (1 734) | (4 229) | **(2 465)** | (1 734) | (4 229) |
| Adjusted funds from (used in) operations | **(679)** | (1 546) | (1 240) | **(2 465)** | (1 734) | (4 229) | **13 846** | 13 325 | 18 101 |
| Change in in non-cash working capital | | | | | | | **2 114** | (981) | (2 421) |
| Cash flow provided by operating activities | | | | | | | **15 960** | 12 344 | 15 680 |

### (e) Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

| Year ended December 31 ($ millions) | Oil Sands 2024 | 2023 | 2022 | Exploration and Production 2024 | 2023 | 2022 | Refining and Marketing 2024 | 2023 | 2022 |
|---|---|---|---|---|---|---|---|---|---|
| Adjusted funds from (used in) operations | **11 842** | 10 725 | 13 831 | **1 610** | 1 612 | 3 178 | **3 538** | 4 268 | 6 561 |
| Capital expenditures including capitalized interest[(1)] | **(4 340)** | (4 096) | (3 540) | **(907)** | (668) | (443) | **(1 190)** | (1 002) | (816) |
| Free funds flow (deficit) | **7 502** | 6 629 | 10 291 | **703** | 944 | 2 735 | **2 348** | 3 266 | 5 745 |

| Year ended December 31 ($ millions) | Corporate and Eliminations 2024 | 2023 | 2022 | Income Taxes 2024 | 2023 | 2022 | Total 2024 | 2023 | 2022 |
|---|---|---|---|---|---|---|---|---|---|
| Adjusted funds from (used in) operations | **(679)** | (1 546) | (1 240) | **(2 465)** | (1 734) | (4 229) | **13 846** | 13 325 | 18 101 |
| Capital expenditures including capitalized interest[(1)] | **(46)** | (62) | (188) | — | — | — | **(6 483)** | (5 828) | (4 987) |
| Free funds flow (deficit) | **(725)** | (1 608) | (1 428) | **(2 465)** | (1 734) | (4 229) | **7 363** | 7 497 | 13 114 |

(1) Excludes capital expenditures related to assets previously held for sale of nil in 2024, $108 million in 2023 and $133 million in 2022.

### (f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

### (g) Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

| Year ended December 31<br>($ millions, except as noted) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Refining and marketing gross margin reconciliation | | | |
| Operating revenues | 31 341 | 31 068 | 36 728 |
| Purchases of crude oil and products | (24 915) | (23 867) | (27 261) |
| | 6 426 | 7 201 | 9 467 |
| Other income (loss) | 255 | 224 | (60) |
| Non-refining and marketing margin | (112) | (50) | (20) |
| Refining and marketing gross margin – FIFO | 6 569 | 7 375 | 9 387 |
| Refinery production[1] (mbbls) | 180 356 | 163 895 | 168 149 |
| Refining and marketing gross margin – FIFO ($/bbl) | 36.40 | 45.00 | 55.85 |
| FIFO and risk management activities adjustment | 107 | 330 | (230) |
| Refining and marketing gross margin – LIFO | 6 676 | 7 705 | 9 157 |
| Refining and marketing gross margin – LIFO ($/bbl) | 37.00 | 47.00 | 54.45 |
| Refining operating expense reconciliation | | | |
| Operating, selling and general expense | 2 466 | 2 558 | 2 427 |
| Non-refining costs | (1 277) | (1 340) | (1 246) |
| Refining operating expense | 1 189 | 1 218 | 1 181 |
| Refinery production[1] | 180 356 | 163 895 | 168 149 |
| Refining operating expense ($/bbl) | 6.60 | 7.45 | 7.00 |

(1) Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

### (h) Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

### (i)  Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

| At December 31<br>($ millions, except as noted) | 2024 | 2023 | 2022 |
|---|---|---|---|
| Short-term debt | — | 494 | 2 807 |
| Current portion of long-term debt | 997 | — | — |
| Long-term debt | 9 348 | 11 087 | 9 800 |
| Total debt[1] | 10 345 | 11 581 | 12 607 |
| Less: Cash and cash equivalents | 3 484 | 1 729 | 1 980 |
| Net debt[1] | 6 861 | 9 852 | 10 627 |
| Shareholders' equity | 44 514 | 43 279 | 39 367 |
| Total debt plus shareholders' equity[1] | 54 859 | 54 860 | 51 974 |
| Total debt to total debt plus shareholders' equity (%)[1] | 18.9 | 21.1 | 24.3 |
| Net debt to net debt plus shareholders' equity (%)[1] | 13.4 | 18.5 | 21.3 |

(1)  Beginning in 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

### (j)  Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

**Oil Sands Price Realizations**

| For the year ended<br>($ millions, except as noted) | December 31, 2024 | | | | December 31, 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Average Crude | Oil Sands Segment | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Average Crude | Oil Sands Segment |
| Operating revenues | 9 924 | 19 336 | 29 260 | 29 260 | 7 218 | 18 817 | 26 035 | 26 035 |
| Other income (loss) | 142 | 34 | 176 | 176 | 1 519 | (50) | 1 469 | 1 469 |
| Purchases of crude oil and products | (2 371) | (188) | (2 559) | (2 559) | (1 758) | (177) | (1 935) | (1 935) |
| Gross realization adjustment[1] | (130) | (199) | (329) | | (1 463) | (294) | (1 757) | |
| Gross realizations | 7 565 | 18 983 | 26 548 | | 5 516 | 18 296 | 23 812 | |
| Transportation and distribution | (636) | (589) | (1 225) | (1 225) | (567) | (646) | (1 213) | (1 213) |
| Price realization | 6 929 | 18 394 | 25 323 | | 4 949 | 17 650 | 22 599 | |
| Sales volumes (mbbls) | 95 447 | 187 844 | 283 291 | | 72 795 | 177 601 | 250 396 | |
| Price realization per barrel | 72.65 | 97.91 | 89.41 | | 67.97 | 99.40 | 90.27 | |

| For the year ended ($ millions, except as noted) | December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Average Crude | Oil Sands Segment |
| Operating revenues | 7 892 | 22 539 | 30 431 | 30 431 |
| Other (loss) income | (80) | 27 | (53) | (53) |
| Purchases of crude oil and products | (1 673) | (377) | (2 050) | (2 050) |
| Gross realization adjustment[(1)] | (119) | (420) | (539) | |
| Gross realizations | 6 020 | 21 769 | 27 789 | |
| Transportation and distribution | (438) | (772) | (1 210) | (1 210) |
| Price realization | 5 582 | 20 997 | 26 579 | |
| Sales volumes (mbbls) | 65 960 | 176 632 | 242 592 | |
| Price realization per barrel | 84.63 | 118.88 | 109.57 | |

(1) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

**E&P Price Realizations**

| For the year ended ($ millions, except as noted) | December 31, 2024 | | | | December 31, 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | E&P International | E&P Canada | Other[(1)(2)] | E&P Segment | E&P International | E&P Canada | Other[(1)(2)] | E&P Segment |
| Operating revenues | — | 2 127 | 671 | 2 798 | 306 | 1 689 | 694 | 2 689 |
| Transportation and distribution | — | (81) | (8) | (89) | (9) | (58) | (9) | (76) |
| Price realization | — | 2 046 | 663 | | 297 | 1 631 | 685 | |
| Sales volumes (mbbls) | — | 19 095 | | | 2 729 | 15 149 | | |
| Price realization per barrel | — | 107.38 | | | 109.00 | 107.62 | | |

| For the year ended ($ millions, except as noted) | December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | E&P International | E&P Canada | Other[(1)(2)] | E&P Segment |
| Operating revenues | 1 222 | 2 464 | 645 | 4 331 |
| Transportation and distribution | (24) | (61) | (16) | (101) |
| Price realization | 1 198 | 2 403 | 629 | |
| Sales volumes (mbbls) | 9 453 | 18 753 | | |
| Price realization per barrel | 126.61 | 128.07 | | |

(1) Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2) Production from the company's Libya operations has been presented on an economic basis. In the Financial Statements, revenue and royalties from the company's Libya operations are presented on a working-interest basis, which is required for presentation purposes. In 2024, revenue included a gross-up amount of $510 million, with an offsetting amount of $271 million in royalties in the E&P segment and $239 million in income tax expense recorded at the consolidated level. In 2023, revenue included a gross-up amount of $528 million (2022 – $486 million), with an offsetting amount of $282 million (2022 – $266 million) in royalties and $246 million (2022 – $220 million) in income tax expense recorded at the consolidated level.

### (k) Adjusted Operating Earnings (Loss) Reconciliations – Fourth Quarter 2024 and 2023

| For the quarter ended December 31 ($ millions) | Oil Sands 2024 | 2023 | Exploration and Production 2024 | 2023 | Refining and Marketing 2024 | 2023 | Corporate and Eliminations 2024 | 2023 | Income Taxes 2024 | 2023 | Total 2024 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net earnings (loss) | 1 625 | 2 660 | 125 | 133 | 410 | 598 | (1 070) | (1) | (272) | (570) | 818 | 2 820 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | — | — | — | — | — | — | 514 | (199) | — | — | 514 | (199) |
| Unrealized gain on risk management activities | (16) | (9) | — | — | — | — | — | — | — | — | (16) | (9) |
| Gain on significant acquisition | — | (1 125) | — | — | — | — | — | — | — | — | — | (1 125) |
| Asset impairment | — | — | — | — | — | — | 212 | 158 | — | — | 212 | 158 |
| Loss on repayment of long-term debt | — | — | — | — | — | — | 144 | — | — | — | 144 | — |
| Income tax recovery on adjusted operating earnings adjustments | — | — | — | — | — | — | — | — | (106) | (10) | (106) | (10) |
| Adjusted operating earnings (loss) | 1 609 | 1 526 | 125 | 133 | 410 | 598 | (200) | (42) | (378) | (580) | 1 566 | 1 635 |

### (l) Adjusted Funds from (Used in) Operations Reconciliations – Fourth Quarter 2024 and 2023

| For the quarter ended December 31 ($ millions) | Oil Sands 2024 | 2023 | Exploration and Production 2024 | 2023 | Refining and Marketing 2024 | 2023 | Corporate and Eliminations 2024 | 2023 | Income Taxes 2024 | 2023 | Total 2024 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Earnings (loss) before income taxes | 1 625 | 2 660 | 125 | 133 | 410 | 598 | (1 070) | (1) | — | — | 1 090 | 3 390 |
| Adjustments for: | | | | | | | | | | | | |
| Depreciation, depletion, amortization and impairment | 1 390 | 1 214 | 162 | 99 | 269 | 256 | 30 | 29 | — | — | 1 851 | 1 598 |
| Accretion | 128 | 116 | 17 | 15 | 3 | 2 | — | — | — | — | 148 | 133 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | — | — | — | — | — | — | 514 | (199) | — | — | 514 | (199) |
| Change in fair value of financial instruments and trading inventory | 1 | (65) | (7) | (1) | (53) | (30) | — | — | — | — | (59) | (96) |
| Bargain purchase gain and revaluations | — | (1 125) | — | — | — | — | — | — | — | — | — | (1 125) |
| (Gain) loss on disposal of assets | (6) | — | — | 8 | (5) | (2) | (1) | (3) | — | — | (12) | 3 |
| Loss on extinguishment of long-term debt | — | — | — | — | — | — | 144 | — | — | — | 144 | — |
| Share-based compensation | 55 | 30 | 4 | 4 | 26 | 10 | 69 | 24 | — | — | 154 | 68 |
| Settlement of decommissioning and restoration liabilities | (95) | (70) | (24) | (24) | (20) | (16) | — | — | — | — | (139) | (110) |
| Other | 28 | (109) | (3) | (6) | 8 | (7) | 183 | 160 | — | — | 216 | 38 |
| Current income tax (expense) recovery | — | — | — | — | — | — | — | — | (414) | 334 | (414) | 334 |
| Adjusted funds from (used in) operations | 3 126 | 2 651 | 274 | 228 | 638 | 811 | (131) | 10 | (414) | 334 | 3 493 | 4 034 |
| Change in non-cash working capital | | | | | | | | | | | 1 590 | 284 |
| Cash flow provided by operating activities | | | | | | | | | | | 5 083 | 4 318 |

## Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

## Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

| | |
|---|---|
| bbl | barrel |
| bbls/d | barrels per day |
| mbbls/d | thousands of barrels per day |
| boe | barrels of oil equivalent |
| boe/d | barrels of oil equivalent per day |
| mboe | thousands of barrels of oil equivalent |
| mboe/d | thousands of barrels of oil equivalent per day |
| mcf | thousands of cubic feet of natural gas |
| mcfe | thousands of cubic feet of natural gas equivalent |
| mmcf | millions of cubic feet of natural gas |
| mmcf/d | millions of cubic feet of natural gas per day |
| mmcfe | millions of cubic feet of natural gas equivalent |
| mmcfe/d | millions of cubic feet of natural gas equivalent per day |
| m³ | cubic metres |
| MW | megawatts |
| MWh | megawatt hour |

Places and Currencies

| | |
|---|---|
| U.S. | United States |
| U.K. | United Kingdom |
| B.C. | British Columbia |
| $ or Cdn$ | Canadian dollars |
| US$ | United States dollars |
| £ | Pounds sterling |
| € | Euros |

Financial and Business Environment

| | |
|---|---|
| DD&A | Depreciation, depletion and amortization |
| WTI | West Texas Intermediate |
| WCS | Western Canadian Select |
| SCO | Synthetic crude oil |
| SYN | Synthetic crude oil benchmark |
| MSW | Mixed Sweet Blend |
| NYMEX | New York Mercantile Exchange |

# Forward-Looking Statements

*This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.*

*Forward-looking statements in this MD&A include references to:*

- *Suncor's strategy, including its aim to deliver competitive and sustainable returns to shareholders, its plans on how to achieve this strategy, and its expectation that execution of the company's strategy and key priorities will grow free funds flow per share and enable the delivery of industry-leading shareholder returns;*

- *Suncor's oil sands strategy and investments in 2025, including the strategy to continue to reduce cost structure and increase production, reliability and efficiency through the deployment of new AHS capable haul trucks, plans to continue the deployment of AHS at Base Mine, Syncrude and Fort Hills, the expectation of improved fleet productivity as a result of the use of the Mine Digital Connect Tool, the intention to leverage its integrated regional asset complex, and to continue its company-wide initiative to further improve turnarounds;*

- *The expectation that the Upgrader 1 coke drum replacement will be in service in late 2025 and is expected to extend the life of the upgrader by approximately 30 years;*

- *The expectation that MLX-W will sustain bitumen production levels after resource depletion at the North Mine using existing facilities and that first oil is expected from MLX-W in 2025;*

- *The expectation that two new sections in the North Pit at Fort Hills will begin delivering ore in 2026;*

- *Suncor's E&P investments in 2025, including the expectation of continued investment in development drilling and other activities at Hebron and Hibernia and the expectation that such activities will extend the production life of the existing fields, continued investment in the West White Rose Extension Project and that such investment will extend the production of the field, and the expectations that production at White Rose will restart in 2025 and will commence from the West White Rose Extension Project in 2026;*

- *Suncor's R&M strategy and investments in 2025 including, the continued enhancement of its retail business, the expansion of the Canadian Tire Partnership continuing through 2025 and beyond to eventually re-brand over 200 retail sites and the intention to continue the company wide initiative to further improve turnarounds and the expectation that this will reduce overall turnaround costs and durations and increase reliability;*

- *The commitment to execute its capital allocation framework, manage its balance sheet at current debt levels and return 100% of excess funds to shareholders; and*

- *The expectation that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue for the company's R&M business.*

*The anticipated timing, duration and impact of planned maintenance events, including:*

- *planned turnaround activities at Syncrude, Upgrader 2, Firebag, the Edmonton refinery, the Sarnia refinery; and*

- *planned maintenance at Upgrader 1, Fort Hills, the Edmonton refinery, and the Montreal refinery.*

*Also:*

- *economic sensitivities;*

- *Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;*

- *statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;*

- *the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;*

- *Suncor's planned 2025 capital spending program of $6.1 billion to $6.3 billion and the belief that the company will have the capital resources to fund its planned 2025 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and accessing capital markets;*

- *Suncor's expectations as to how its 2025 capital expenditures will be directed and the expected benefits therefrom;*

- *the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;*

- *Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and*

- *expectations with respect to changes to law and government policy.*

*Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.*

*The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.*

*Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).*

*Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing*

*assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.*

*Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.*

*Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+ or the impact of changes to U.S. government economic policy); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty, tariff and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and* construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new reserves that can be developed economically; the accuracy of Suncor's reserves and future production estimates; Suncor's ability to access capital markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual

or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2024 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

# Management's Statement of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

**Rich Kruger**
President and Chief Executive Officer

**Kris Smith**
Chief Financial Officer

February 26, 2025

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the *U.S. Securities Exchange Act of 1934*):

# Management's Report on Internal Control Over Financial Reporting

1.  Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.  Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.  Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2024. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.  The effectiveness of the company's internal control over financial reporting as at December 31, 2024, has been audited by KPMG LLP, independent public accountant, as stated in their report which appears herein.

**Rich Kruger**
President and Chief Executive Officer

**Kris Smith**
Chief Financial Officer

February 26, 2025

# Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of Suncor Energy Inc.**

**Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting**

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

**Basis for Opinions**

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Assessment of indicators of impairment related to Oil Sands and certain Exploration and Production property, plant and equipment.*

As discussed in Note 3(h) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired, the Company compares the carrying amount of the CGU to its recoverable amount. The Company analyzes indicators of impairment quarterly, such as significant decreases in proved and probable reserves. The determination of proved and probable oil reserves includes assumptions related to forecasted production volumes, commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimation of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves.

We identified the evaluation of the assessment of indicators of impairment related to the Oil Sands and certain Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of indicators of impairment, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, capital expenditures and operating costs to those respective assumptions used in the prior year externally evaluated proved oil reserves, and for certain reserve assumptions proved and probable oil reserves, to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.

*KPMG LLP*

**Chartered Professional Accountants**
We have served as the Company's auditor since 2019.

Calgary, Canada
February 26, 2025

# Consolidated Statements of Comprehensive Income

| For the years ended December 31 ($ millions) | Notes | 2024 | 2023 |
|---|---|---|---|
| **Revenues and Other Income** | | | |
| Gross revenues | 6 | **54 881** | 52 206 |
| Less: royalties | 6 | **(4 192)** | (3 114) |
| Other income | 7 | **445** | 1 654 |
| | | **51 134** | 50 746 |
| **Expenses** | | | |
| Purchases of crude oil and products | | **19 115** | 18 215 |
| Operating, selling and general | 8 and 26 | **13 059** | 13 383 |
| Transportation and distribution | | **1 842** | 1 775 |
| Depreciation, depletion, amortization and impairment | 15 and 16 | **6 954** | 6 435 |
| Exploration | | **92** | 74 |
| Gain on disposal of assets | 16 | **(25)** | (992) |
| Financing expenses | 9 | **1 910** | 1 267 |
| | | **42 947** | 40 157 |
| **Earnings before Income Taxes** | | **8 187** | 10 589 |
| **Income Tax Expense (Recovery)** | | | |
| Current | 10 | **2 465** | 1 734 |
| Deferred | 10 and 16 | **(294)** | 560 |
| | | **2 171** | 2 294 |
| **Net Earnings** | | **6 016** | 8 295 |
| **Other Comprehensive Income** | | | |
| Items That May be Subsequently Reclassified to Earnings: | | | |
| Foreign currency translation adjustment | | **153** | 74 |
| Items That Will Not be Reclassified to Earnings: | | | |
| Actuarial gain on employee retirement benefit plans, net of income taxes | | **590** | 128 |
| **Other Comprehensive Income** | | **743** | 202 |
| **Total Comprehensive Income** | | **6 759** | 8 497 |
| **Per Common Share** (dollars) | 11 | | |
| Net earnings – basic | | **4.72** | 6.34 |
| Net earnings – diluted | | **4.72** | 6.33 |
| Cash dividends | | **2.22** | 2.11 |

The accompanying notes are an integral part of the consolidated financial statements.

# Consolidated Balance Sheets

| ($ millions) | Notes | December 31 2024 | December 31 2023 |
|---|---|---|---|
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | 12 | **3 484** | 1 729 |
| Accounts receivable | | **5 245** | 5 735 |
| Inventories | 14 | **5 041** | 5 365 |
| Income taxes receivable | | **518** | 980 |
| Total current assets | | **14 288** | 13 809 |
| Property, plant and equipment, net | 15 – 17 | **68 512** | 67 650 |
| Exploration and evaluation | 18 | **1 742** | 1 758 |
| Other assets | 19 | **1 559** | 1 710 |
| Goodwill and other intangible assets | 20 | **3 503** | 3 528 |
| Deferred income taxes | 10 | **180** | 84 |
| Total assets | | **89 784** | 88 539 |
| **Liabilities and Shareholders' Equity** | | | |
| Current liabilities | | | |
| Short-term debt | 21 | **—** | 494 |
| Current portion of long-term debt | 21 | **997** | — |
| Current portion of long-term lease liabilities | 21 | **599** | 348 |
| Accounts payable and accrued liabilities | | **8 161** | 7 731 |
| Current portion of provisions | 24 | **958** | 983 |
| Income taxes payable | | **32** | 41 |
| Total current liabilities | | **10 747** | 9 597 |
| Long-term debt | 21 | **9 348** | 11 087 |
| Long-term lease liabilities | 21 | **3 745** | 3 478 |
| Other long-term liabilities | 22 | **1 502** | 1 488 |
| Provisions | 24 | **11 931** | 11 610 |
| Deferred income taxes | 10 and 16 | **7 997** | 8 000 |
| Equity | | **44 514** | 43 279 |
| Total liabilities and shareholders' equity | | **89 784** | 88 539 |

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

**Rich Kruger**
Director

**Patricia M. Bedient**
Director

February 26, 2025

# Consolidated Statements of Cash Flows

| For the years ended December 31 ($ millions) | Notes | 2024 | 2023 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net earnings | | **6 016** | 8 295 |
| Adjustments for: | | | |
| Depreciation, depletion, amortization and impairment | | **6 954** | 6 435 |
| Deferred income tax (recovery) expense | 10 and 16 | **(294)** | 560 |
| Accretion | 9 | **592** | 532 |
| Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt | 9 | **714** | (184) |
| Change in fair value of financial instruments and trading inventory | | **(122)** | (5) |
| Bargain purchase gain and revaluations | 7 and 16 | **—** | (1 125) |
| Gain on disposal of assets | 16 | **(25)** | (992) |
| Loss on extinguishment of long-term debt | 9 and 21 | **170** | — |
| Share-based compensation | 26 | **(57)** | 108 |
| Settlement of decommissioning and restoration liabilities | 24 | **(488)** | (390) |
| Other | | **386** | 91 |
| Decrease (increase) in non-cash working capital | 13 | **2 114** | (981) |
| Cash flow provided by operating activities | | **15 960** | 12 344 |
| | | | |
| **Investing Activities** | | | |
| Capital and exploration expenditures | | **(6 483)** | (5 828) |
| Capital expenditures on assets held for sale | | **—** | (108) |
| Acquisitions, net of cash acquired | 16 | **—** | (2 394) |
| Proceeds from disposal of assets | 16 | **51** | 1 882 |
| Other investments | | **(52)** | (83) |
| Decrease in non-cash working capital | 13 | **12** | 20 |
| Cash flow used in investing activities | | **(6 472)** | (6 511) |
| | | | |
| **Financing Activities** | | | |
| Net decrease in short-term debt | | **(503)** | (2 343) |
| Repayment of long-term debt | 21 | **(1 566)** | (5) |
| Issuance of long-term debt | 21 | **—** | 1 500 |
| Lease liability payments | | **(471)** | (331) |
| Issuance of common shares under share option plans | | **385** | 187 |
| Repurchase of common shares | 25 | **(2 908)** | (2 233) |
| Distributions relating to non-controlling interest | | **(16)** | (16) |
| Dividends paid on common shares | | **(2 803)** | (2 749) |
| Cash flow used in financing activities | | **(7 882)** | (5 990) |
| | | | |
| **Increase (Decrease) in Cash and Cash Equivalents** | | **1 606** | (157) |
| Effect of foreign exchange on cash and cash equivalents | | **149** | (94) |
| Cash and cash equivalents at beginning of year | | **1 729** | 1 980 |
| **Cash and Cash Equivalents at End of Year** | | **3 484** | 1 729 |
| | | | |
| **Supplementary Cash Flow Information** | | | |
| Interest paid | | **914** | 887 |
| Income taxes paid | | **1 751** | 2 604 |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Statements of Changes in Equity

| ($ millions) | Notes | Share Capital | Contributed Surplus | Accumulated Other Comprehensive Income | Retained Earnings | Total | Number of Common Shares (thousands) |
|---|---|---|---|---|---|---|---|
| **At December 31, 2022** | | 22 257 | 571 | 974 | 15 565 | 39 367 | 1 337 471 |
| Net earnings | | — | — | — | 8 295 | 8 295 | — |
| Foreign currency translation adjustment | | — | — | 74 | — | 74 | — |
| Actuarial gain on employee retirement benefit plans, net of income taxes of $42 | 23 | — | — | — | 128 | 128 | — |
| Total comprehensive income | | — | — | 74 | 8 423 | 8 497 | — |
| Issued under share option plans | | 199 | (18) | — | — | 181 | 4 611 |
| Repurchase of common shares for cancellation | 25 | (871) | — | — | (1 362) | (2 233) | (51 982) |
| Change in liability for share purchase commitment | 25 | 76 | — | — | 124 | 200 | — |
| Share-based compensation | 26 | — | 16 | — | — | 16 | — |
| Dividends paid on common shares | | — | — | — | (2 749) | (2 749) | — |
| **At December 31, 2023** | | 21 661 | 569 | 1 048 | 20 001 | 43 279 | 1 290 100 |
| Net earnings | | — | — | — | **6 016** | **6 016** | — |
| Foreign currency translation adjustment | | — | — | **153** | — | **153** | — |
| Actuarial gain on employee retirement benefit plans, net of income taxes of $186 | 23 | — | — | — | **590** | **590** | — |
| Total comprehensive income | | — | — | **153** | **6 606** | **6 759** | — |
| Issued under share option plans | | **447** | **(62)** | — | — | **385** | **9 796** |
| Repurchase of common shares for cancellation[(1)] | 25 | **(943)** | — | — | **(2 013)** | **(2 956)** | **(55 564)** |
| Change in liability for share purchase commitment | 25 | **(44)** | — | — | **(119)** | **(163)** | — |
| Share-based compensation | 26 | — | **13** | — | — | **13** | — |
| Dividends paid on common shares | | — | — | — | **(2 803)** | **(2 803)** | — |
| **At December 31, 2024** | | **21 121** | **520** | **1 201** | **21 672** | **44 514** | **1 244 332** |

(1)   Includes $48 million of taxes on share repurchases for the year ended December 31, 2024.

The accompanying notes are an integral part of the consolidated financial statements.

# Notes to the Consolidated Financial Statements

## 1. Reporting Entity and Description of the Business

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

## 2. Basis of Preparation

### (a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 26, 2025.

### (b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

### (c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

### (d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

## 3. Summary of Material Accounting Policies

### (a) Joint Arrangements

The classification of joint arrangements considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

### (b) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

### (c) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

### (d) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

### (e) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Exploration and Evaluation assets are not subject to depreciation.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are expensed.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is first tested for impairment, after which any carrying value, net of impairment losses, is transferred to Property, Plant and Equipment.

Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

### (f) Property, Plant and Equipment

The costs to acquire and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as well platforms, well pairs, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

### (g) Depreciation, Depletion and Amortization

Once Exploration and Evaluation are transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight line basis over their expected useful lives.

| | |
|---|---|
| Oil sands upgraders, extraction plants and mine facilities | 10 to 40 years |
| Oil sands mine equipment | 5 to 15 years |
| Oil sands in situ processing facilities | 30 to 40 years |
| Power generation and utility plants | 20 to 40 years |
| Refineries and other processing plants | 20 to 40 years |
| Marketing and other distribution assets | 10 to 40 years |

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

## (h) Impairment of Assets

### Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill is tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a cash generating unit (CGU), which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

### Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 *Financial Instruments*, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty.

## (i) Provisions

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

## (j) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in net earnings or in other comprehensive income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

## (k) Pensions and Other Post Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions.

The net liability or asset recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets. The value of plan assets is limited to the total of unrecognized past service cost and the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan ("effect of the asset ceiling"). Any surplus is immediately recognized in other comprehensive income. In addition, a minimum liability is recognized when the statutory minimum funding requirement for past service exceeds the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through other comprehensive income and transferred directly to retained earnings.

## (l) Emissions Obligations and Rights

Emissions rights and credits that are purchased or generated from blending activities are measured at the lower of historical cost or net realizable value. Credits received by way of government grants are recorded at a nominal amount.

Emissions obligations are measured at the best estimate of the expenditure required to settle the obligation at the reporting date and are expensed in Purchases or Operating, Selling and General expense. To the extent there are excess credits, the liability is measured at the weighted average carrying cost of the credits held, when the company is in a net liability position, the net liability is generally recorded at market value, which is the best estimate of the expenditure required to settle the shortfall obligation.

Emission rights and obligations are presented net in other assets or liabilities and are derecognized upon settling the liability with the respective regulator.

## (m) Leases

The company has elected not to recognize right-of-use assets and lease liabilities for leases with a term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, as well as variable payments that are based on an index or rate.

The lease liability is remeasured when there is a change in future lease payments arising from a change in lease term, index or rate, or the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The company has lease contracts that include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment. The company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks. Right-of-use assets are presented within Property, Plant & Equipment.

# 4. Significant and Other Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

## Tariffs

In 2025, the government of the United States of America announced tariffs on certain goods effective March 4, 2025 and has indicated their intention to add further tariffs including a 10% tariff on Canadian energy imports. The Canadian government announced that it would respond with tariffs on certain goods imported from the U.S., in addition to other measures. The company will continue to assess the impacts of such tariffs and measures as the situation develops. The impact of potential tariffs on the company's financial results cannot be quantified at this time.

## Climate Change

Climate change, global energy demand, and the transition to a low-emissions economy were considered in preparing these consolidated financial statements, primarily in estimating commodity prices used in asset valuation and reserves analysis. These estimates may have significant impacts on the company's assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels, can materially impact the estimation of net reserves, asset valuation and reclamation timing and requirements. The timing and pace at which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

## Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, decommissioning and restoration obligations and business combinations. The estimation of reserves is an inherently complex process and involves professional judgment. All reserves have been evaluated at December 31, 2024, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2024, which could differ significantly from other points in time throughout the year, or future periods.

## Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. The level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

## Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generates identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

## Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors, such as significant increases or decreases in forecasted production volumes, commodity prices, capital expenditures and operating costs.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies to determine the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

## Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the future regulatory requirements, the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

## Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

## Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

# 5. New IFRS Standards

## (a) Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below.

The company adopted the IASB 's Non-current Liabilities with Covenants (Amendments to IAS 1) on January 1, 2024. The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. There was no material impact to the consolidated financial statements as a result of the initial application.

The company adopted the IASB's Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) on January 1, 2024. The amendments add subsequent measurement requirements for sale and leaseback transactions. There was no impact to the consolidated financial statements as a result of the initial application.

## (b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retrospectively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments are effective January 1, 2026, with early adoption permitted. The company is currently evaluating the impact of these amendments on the consolidated financial statements.

# 6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility as follows:

- Oil Sands includes the company's operations in Northern Alberta to explore, develop and produce bitumen, synthetic crude oil and related products from mining and in situ operations. This segment includes Oil Sands operations (Base Mine and In Situ) and Fort Hills and the company's joint interest in Syncrude. In 2023, the company completed two separate acquisitions of additional working interests in the Fort Hills mining and extraction operation, increasing its ownership from 54.11% to 100% (see note 16).

- Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Terra Nova, White Rose, Hibernia and Hebron oilfields. International onshore assets include the company's working interests in Libya. Suncor completed the divestments of its United Kingdom (U.K.) portfolio in 2023 (see note 16).

- Refining and Marketing includes the refining of crude oil products, and the distribution, marketing and transportation of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, refined products, natural gas and power.

The company reports energy trading and risk management activities in each respective segment.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This segment previously included renewable energy assets, which were sold in the first quarter of 2023 (see note 16). Corporate activities include Suncor's debt and borrowing costs and expenses not allocated to the company's businesses.

| For the years ended December 31 ($ millions) | Oil Sands 2024 | 2023 | Exploration and Production 2024 | 2023 | Refining and Marketing 2024 | 2023 | Corporate and Eliminations 2024 | 2023 | Total 2024 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenues and Other Income** | | | | | | | | | | |
| Gross revenues | **20 818** | 18 569 | **2 798** | 2 689 | **31 266** | 30 959 | **(1)** | (11) | **54 881** | 52 206 |
| Intersegment revenues | **8 442** | 7 466 | **—** | — | **75** | 109 | **(8 517)** | (7 575) | **—** | — |
| Less: Royalties | **(3 645)** | (2 623) | **(547)** | (491) | **—** | — | **—** | — | **(4 192)** | (3 114) |
| Operating revenues, net of royalties | **25 615** | 23 412 | **2 251** | 2 198 | **31 341** | 31 068 | **(8 518)** | (7 586) | **50 689** | 49 092 |
| Other income (loss) | **176** | 1 469 | **16** | 10 | **255** | 224 | **(2)** | (49) | **445** | 1 654 |
| | **25 791** | 24 881 | **2 267** | 2 208 | **31 596** | 31 292 | **(8 520)** | (7 635) | **51 134** | 50 746 |
| **Expenses** | | | | | | | | | | |
| Purchases of crude oil and products | **2 559** | 1 935 | **—** | — | **24 915** | 23 867 | **(8 359)** | (7 587) | **19 115** | 18 215 |
| Operating, selling and general | **9 428** | 9 329 | **524** | 475 | **2 466** | 2 558 | **641** | 1 021 | **13 059** | 13 383 |
| Transportation and distribution | **1 225** | 1 213 | **89** | 76 | **566** | 521 | **(38)** | (35) | **1 842** | 1 775 |
| Depreciation, depletion, amortization and impairment | **5 134** | 4 902 | **707** | 483 | **996** | 934 | **117** | 116 | **6 954** | 6 435 |
| Exploration | **86** | 60 | **6** | 14 | **—** | — | **—** | — | **92** | 74 |
| Gain on disposal of assets | **(15)** | (39) | **—** | (600) | **(8)** | (28) | **(2)** | (325) | **(25)** | (992) |
| Financing expenses | **767** | 670 | **74** | 69 | **65** | 57 | **1 004** | 471 | **1 910** | 1 267 |
| | **19 184** | 18 070 | **1 400** | 517 | **29 000** | 27 909 | **(6 637)** | (6 339) | **42 947** | 40 157 |
| **Earnings (Loss) before Income Taxes** | **6 607** | 6 811 | **867** | 1 691 | **2 596** | 3 383 | **(1 883)** | (1 296) | **8 187** | 10 589 |
| **Income Tax Expense (Recovery)** | | | | | | | | | | |
| Current | **—** | — | **—** | — | **—** | — | **—** | — | **2 465** | 1 734 |
| Deferred | **—** | — | **—** | — | **—** | — | **—** | — | **(294)** | 560 |
| | **—** | — | **—** | — | **—** | — | **—** | — | **2 171** | 2 294 |
| **Net Earnings** | **—** | — | **—** | — | **—** | — | **—** | — | **6 016** | 8 295 |
| **Capital and Exploration Expenditures**[1] | **4 340** | 4 096 | **907** | 668 | **1 190** | 1 002 | **46** | 62 | **6 483** | 5 828 |

(1) Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023.

**Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue**

The company's revenues are from the following major commodities and geographical regions:

| For the years ended December 31 ($ millions) | 2024 North America | 2024 International | 2024 Total | 2023 North America | 2023 International | 2023 Total |
|---|---|---|---|---|---|---|
| **Oil Sands** | | | | | | |
| Synthetic crude oil and diesel | **19 336** | **—** | **19 336** | 18 817 | — | 18 817 |
| Bitumen | **9 924** | **—** | **9 924** | 7 218 | — | 7 218 |
| | **29 260** | **—** | **29 260** | 26 035 | — | 26 035 |
| **Exploration and Production** | | | | | | |
| Crude oil and natural gas liquids | **2 127** | **671** | **2 798** | 1 689 | 994 | 2 683 |
| Natural gas | **—** | **—** | **—** | — | 6 | 6 |
| | **2 127** | **671** | **2 798** | 1 689 | 1 000 | 2 689 |
| **Refining and Marketing** | | | | | | |
| Gasoline | **13 357** | **—** | **13 357** | 13 106 | — | 13 106 |
| Distillate | **15 181** | **—** | **15 181** | 15 283 | — | 15 283 |
| Other | **2 803** | **—** | **2 803** | 2 679 | — | 2 679 |
| | **31 341** | **—** | **31 341** | 31 068 | — | 31 068 |
| **Corporate and Eliminations** | **(8 518)** | **—** | **(8 518)** | (7 586) | — | (7 586) |
| **Total Gross Revenue from Contracts with Customers** | **54 210** | **671** | **54 881** | 51 206 | 1 000 | 52 206 |

**Geographical Information**

Operating revenues, net of royalties and assets are attributed based on the geographic location of the assets.

**Operating Revenues, net of Royalties**

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Canada[1] | **42 639** | 41 938 |
| United States | **7 650** | 6 447 |
| Other foreign[1] | **400** | 707 |
| | **50 689** | 49 092 |

(1) Prior period amounts of operating revenues, net of royalties, have been reclassified to conform to the current year presentation. For the year ended December 31, 2023, $10 million was reclassified from Other foreign to Canada. This reclassification had no effect on the operating revenues, net of royalties.

**Non-Current Assets[2]**

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Canada | **72 820** | 71 438 |
| United States | **2 344** | 2 624 |
| Other foreign | **152** | 584 |
| | **75 316** | 74 646 |

(2) Excludes deferred income tax assets.

# 7. Other Income

Other income consists of the following:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Energy trading and risk management | 236 | 307 |
| Investment and interest income[1][2] | 107 | 41 |
| Bargain purchase gain and revaluations[3] | — | 1 125 |
| Insurance proceeds and other[1][4] | 102 | 181 |
| | 445 | 1 654 |

(1) Prior period amounts have been reclassified to align with current period presentation of Insurance proceeds and other. For 2023, $53 million was reclassified from Investment and interest income to Insurance proceeds and other. This reclassification had no effect on net earnings and was within the Oil Sands segment.

(2) 2024 and 2023 includes $212 million and $158 million, respectively, of impairment on equity investments, both within the Corporate segment.

(3) 2023 includes a $1.1 billion bargain purchase gain and revaluation (note 16), within the Oil Sands segment.

(4) 2024 includes $84 million of insurance proceeds for the extreme weather damage at the company's Commerce City refinery, within the Refining and Marketing segment. 2023 includes a provision reversal related to a third-party byproduct processor arrangement, within the Oil Sands segment.

# 8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Employee and contract service costs | 8 821 | 8 458 |
| Materials and equipment | 2 244 | 2 518 |
| Commodities | 1 578 | 1 739 |
| Travel, marketing and other[1] | 416 | 668 |
| | 13 059 | 13 383 |

(1) The company recorded a $275 million restructuring charge in the second quarter of 2023 that has been reported under travel, marketing and other.

# 9. Financing Expenses

Financing expenses consist of the following:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Interest on debt | 684 | 783 |
| Interest on lease liabilities | 256 | 198 |
| Capitalized interest at 5.8% (2023 – 5.9%) | (317) | (255) |
| Interest expense | 623 | 726 |
| Interest on partnership liability | 47 | 49 |
| Interest on pension and other post-retirement benefits | 24 | 11 |
| Accretion | 592 | 532 |
| Foreign exchange loss (gain) on U.S. dollar denominated debt | 714 | (184) |
| Operational foreign exchange and other | (260) | 133 |
| Loss on extinguishment of long-term debt | 170 | — |
| | 1 910 | 1 267 |

# 10. Income Taxes

**Income Tax Expense (Recovery)**

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Current: | | |
| Current year | **2 581** | 1 782 |
| Adjustments in respect of current income tax of prior years | **(116)** | (48) |
| Deferred: | | |
| Origination and reversal of temporary differences | **(477)** | 542 |
| Adjustments in respect of deferred income tax of prior years | **128** | 96 |
| Changes in tax rates and legislation | **26** | (60) |
| Movement in unrecognized deferred income tax assets | **29** | (18) |
| Total income tax expense | **2 171** | 2 294 |

## Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Earnings before income tax | **8 187** | 10 589 |
| Canadian statutory tax rate | **23.85%** | 23.99% |
| Statutory tax | **1 953** | 2 540 |
| Add (deduct) the tax effect of: | | |
| Non-taxable component of capital (gains) losses | **116** | (10) |
| Share-based compensation and other permanent items | **29** | 14 |
| Assessments and adjustments | **(123)** | 63 |
| Impact of income tax rates and legislative changes | **27** | (74) |
| Non-taxable component of acquisitions and dispositions[1] | **—** | (461) |
| Foreign tax rate differential | **146** | 234 |
| Movement in unrecognized deferred income tax assets | **29** | (18) |
| Other | **(6)** | 6 |
| Total income tax expense | **2 171** | 2 294 |
| Effective tax rate | **26.5%** | 21.7% |

(1) The year ended December 31, 2023 includes a non-taxable gain on the U.K. disposition and a bargain purchase gain on the TotalEnergies Canada acquisition (note 16).

## Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

| | Deferred Income Tax Expense (Recovery) | | Deferred Income Tax Liability (Asset) | |
|---|---|---|---|---|
| ($ millions) | **2024** | 2023 | **December 31 2024** | December 31 2023 |
| Property, plant and equipment | **(53)** | (423) | **11 043** | 10 996 |
| Decommissioning and restoration provision | **(23)** | (25) | **(2 766)** | (2 644) |
| Employee retirement benefit plans | **(72)** | (23) | **(163)** | (278) |
| Tax loss carry-forwards[(1)] | **(104)** | 867 | **(114)** | (11) |
| Other | **(42)** | 164 | **(183)** | (147) |
| Net deferred income tax (recovery) / expense and liability | **(294)** | 560 | **7 817** | 7 916 |

(1) In the year ended December 31, 2023, the company used tax losses arising from the acquisition of TotalEnergies Canada (note 16).

## Change in Deferred Income Tax Balances

| ($ millions) | **2024** | 2023 |
|---|---|---|
| Net deferred income tax liability, beginning of year | **7 916** | 8 364 |
| Recognized in deferred income tax (recovery) /expense | **(294)** | 560 |
| Recognized in other comprehensive income | **186** | 42 |
| Foreign exchange, acquisition, disposition and other | **9** | (1 050) |
| Net deferred income tax liability, end of year | **7 817** | 7 916 |

## Deferred Tax in Shareholders' Equity

| ($ millions) | **2024** | 2023 |
|---|---|---|
| **Deferred Tax in Other Comprehensive Income** | | |
| Actuarial gain on employment retirement benefit plans | **186** | 42 |
| Total income tax expense reported in equity | **186** | 42 |

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $119 million (2023 – $101 million) deferred income tax asset on $1.0 billion (2023 – $845 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2024, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

## 11. Earnings per Common Share

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Net earnings | **6 016** | 8 295 |

| (millions of common shares) | | |
|---|---|---|
| Weighted average number of common shares | **1 274** | 1 308 |
| Dilutive securities: | | |
| Effect of share options | **2** | 2 |
| Weighted average number of diluted common shares | **1 276** | 1 310 |

| (dollars per common share) | | |
|---|---|---|
| Basic earnings per share | **4.72** | 6.34 |
| Diluted earnings per share | **4.72** | 6.33 |

## 12. Cash and Cash Equivalents

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Cash | **3 141** | 1 717 |
| Cash equivalents | **343** | 12 |
| | **3 484** | 1 729 |

## 13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Accounts receivable | **1 330** | 526 |
| Inventories | **423** | (153) |
| Accounts payable and accrued liabilities | **51** | (415) |
| Current portion of provisions | **(132)** | 339 |
| Income taxes payable (net) | **454** | (1 258) |
| | **2 126** | (961) |
| Relating to: | | |
| Operating activities | **2 114** | (981) |
| Investing activities | **12** | 20 |
| | **2 126** | (961) |

Reconciliation of movements of liabilities to cash flows arising from financing activities:

| ($ millions) | Short-Term Debt | Current Portion of Long-Term Lease Liabilities | Long-Term Lease Liabilities | Current Portion of Long-Term Debt | Long-Term Debt | Partnership Liability | Dividends Payable |
|---|---|---|---|---|---|---|---|
| At December 31, 2022 | 2 807 | 317 | 2 695 | — | 9 800 | 413 | — |
| **Changes from financing cash flows:** | | | | | | | |
| Net issuance of commercial paper | (2 343) | — | — | — | 1 500 | — | — |
| Debt issuance costs | — | — | — | — | (8) | — | — |
| Repayment of long-term debt | — | — | — | — | (5) | — | — |
| Realized foreign exchange losses | 38 | — | — | — | 5 | — | — |
| Dividends paid on common shares | — | — | — | — | — | — | (2 749) |
| Lease liability payments | — | (331) | — | — | — | — | — |
| Distributions to non-controlling interest | — | — | — | — | — | (16) | — |
| Other | — | — | — | — | (3) | 1 | — |
| **Non-cash changes:** | | | | | | | |
| Dividends declared on common shares | — | — | — | — | — | — | 2 749 |
| Unrealized foreign exchange gains | (8) | (3) | (14) | — | (202) | — | — |
| Lease derecognition | — | — | (682) | — | — | — | — |
| Reclassification of lease obligations | — | 365 | (365) | — | — | — | — |
| New lease liabilities | — | — | 1 844 | — | — | — | — |
| At December 31, 2023 | 494 | 348 | 3 478 | — | 11 087 | 398 | — |

| ($ millions) | Short-Term Debt | Current Portion of Long-Term Lease Liabilities | Long-Term Lease Liabilities | Current Portion of Long-Term Debt | Long-Term Debt | Partnership Liability | Dividends Payable |
|---|---|---|---|---|---|---|---|
| **Changes from financing cash flows:** | | | | | | | |
| Net issuance of commercial paper | **(503)** | — | — | — | — | — | — |
| Repayment of long-term debt | — | — | — | — | **(1 566)** | — | — |
| Loss on extinguishment of long-term debt | — | — | — | — | 170 | — | — |
| Realized foreign exchange losses | 7 | — | — | — | 289 | — | — |
| Dividends paid on common shares | — | — | — | — | — | — | **(2 803)** |
| Lease liability payments | — | **(471)** | — | — | — | — | — |
| Distributions to non-controlling interest | — | — | — | — | — | **(16)** | — |
| Other | — | — | — | — | 2 | — | — |
| **Non-cash changes:** | | | | | | | |
| Dividends declared on common shares | — | — | — | — | — | — | 2 803 |
| Unrealized foreign exchange losses | 2 | 4 | 49 | — | 363 | — | — |
| Reclassification of long-term debt | — | — | — | 997 | (997) | — | — |
| Lease derecognition | — | — | (27) | — | — | — | — |
| Reclassification of lease obligations | — | 718 | (718) | — | — | — | — |
| New lease liabilities | — | — | 963 | — | — | — | — |
| **At December 31, 2024** | **—** | **599** | **3 745** | **997** | **9 348** | **382** | **—** |

## 14. Inventories

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Crude oil[(1)] | **2 015** | 2 127 |
| Refined products | **1 984** | 2 244 |
| Materials, supplies and merchandise | **1 042** | 994 |
| | **5 041** | 5 365 |

(1) Includes $336 million of inventories held for trading purposes (2023 – $113 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2024, purchased product inventories of $19.1 billion (2023 – $18.2 billion) were recorded as an expense.

## 15. Property, Plant and Equipment

| ($ millions) | Oil and Gas Properties | Plant and Equipment | Total |
|---|---|---|---|
| **Cost** | | | |
| At December 31, 2022 | 38 775 | 88 434 | 127 209 |
| Additions | 591 | 5 477 | 6 068 |
| Acquisition (note 16)[(1)] | 1 793 | 6 076 | 7 869 |
| Transfers | 958 | (958) | — |
| Changes in decommissioning and restoration | 1 346 | 94 | 1 440 |
| Disposals and derecognition | (8) | (1 850) | (1 858) |
| Foreign exchange adjustments | (128) | (87) | (215) |
| Divestitures (note 16)[(1)] | (2 226) | (12 705) | (14 931) |
| At December 31, 2023 | 41 101 | 84 481 | 125 582 |
| Additions | **864** | **6 612** | **7 476** |
| Transfers | **(10)** | **10** | **—** |
| Changes in decommissioning and restoration | **107** | **109** | **216** |
| Disposals and derecognition | **(10)** | **(363)** | **(373)** |
| Foreign exchange adjustments | **344** | **342** | **686** |
| **At December 31, 2024** | **42 396** | **91 191** | **133 587** |
| **Accumulated provision** | | | |
| At December 31, 2022 | (21 715) | (42 840) | (64 555) |
| Depreciation, depletion, amortization and impairment | (1 686) | (4 352) | (6 038) |
| Transfers | (1 090) | 1 090 | — |
| Disposals and derecognition | 4 | 1 611 | 1 615 |
| Foreign exchange adjustments | 132 | 23 | 155 |
| Divestitures (note 16)[(1)] | 1 044 | 9 847 | 10 891 |
| At December 31, 2023 | (23 311) | (34 621) | (57 932) |
| Depreciation, depletion, amortization and impairment | **(2 015)** | **(4 875)** | **(6 890)** |
| Disposals and derecognition | **8** | **239** | **247** |
| Foreign exchange adjustments | **(318)** | **(182)** | **(500)** |
| **At December 31, 2024** | **(25 636)** | **(39 439)** | **(65 075)** |
| **Net property, plant and equipment** | | | |
| December 31, 2023 | 17 790 | 49 860 | 67 650 |
| **December 31, 2024** | **16 760** | **51 752** | **68 512** |

(1)  In connection with both the 2023 Teck acquisition (note 16) and the 2023 TotalEnergies Canada acquisition (note 16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of property, plant and equipment related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

| ($ millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **Cost** | **Accumulated Provision** | **Net Book Value** | Cost | Accumulated Provision | Net Book Value |
| Oil Sands | **94 509** | **(42 601)** | **51 908** | 89 230 | (37 629) | 51 601 |
| Exploration and Production | **18 424** | **(12 771)** | **5 653** | 17 364 | (11 750) | 5 614 |
| Refining and Marketing | **19 524** | **(9 136)** | **10 388** | 17 923 | (8 038) | 9 885 |
| Corporate and Eliminations | **1 130** | **(567)** | **563** | 1 065 | (515) | 550 |
| | **133 587** | **(65 075)** | **68 512** | 125 582 | (57 932) | 67 650 |

At December 31, 2024, the balance of assets under construction and not subject to depreciation or depletion was $7.8 billion (December 31, 2023 – $7.9 billion).

# 16. Asset Transactions

No indicators of impairment or reversals of impairment were identified at December 31, 2024 or at December 31, 2023.

**Asset Transactions in 2023**

**Oil Sands**

**Fort Hills:**

On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company's working interest in Fort Hills to 68.76%. The acquisition was accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs ("forecasted cash flow assumptions").

On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for a purchase price of $1.468 billion before working capital, closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023. The determination of fair value of the purchase price was based on management's best estimate as of the closing date.

| ($ millions) | Teck | TotalEnergies Canada |
| --- | --- | --- |
| Cash | 3 | 150 |
| Accounts receivable | 35 | 521 |
| Inventory | 37 | 180 |
| Property, plant and equipment | 1 149 | 2 361 |
| Other assets | 3 | — |
| Deferred income tax | — | 1 084 |
| **Total assets acquired** | **1 227** | **4 296** |
| Accounts payable and other liabilities | (102) | (527) |
| Lease liabilities | (284) | (347) |
| Decommissioning provision | (83) | (392) |
| Deferred income taxes | (46) | — |
| **Total liabilities assumed** | **(515)** | **(1 266)** |
| **Net assets acquired** | **712** | **3 030** |

The Total Energies Canada acquisition was accounted for as a step business combination using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition. In addition, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with a gain or loss recognized in net earnings.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of inventory was determined using market prices and rates from available pricing sources. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 27). Key assumptions used in the calculations were discount rates, forecasted production volumes, commodity prices (including foreign exchange rates), operating costs and capital costs ("forecasted cash flow assumptions"). The deferred income tax asset recognized as a result of the acquisition of TotalEnergies Canada involves numerous assumptions made by management and the interpretation of the tax laws applicable to the circumstances surrounding the historical tax positions taken by, and acquisition of, TotalEnergies Canada.

The previously held interest in Fort Hills was re-measured to fair value at the acquisition date. The acquisition date fair value of the previously held interest was estimated to be $3.887 billion and the net carrying value of the Fort Hills assets was $3.904 billion. The company recognized a non-cash revaluation loss of its existing interest of $17 million in other income in the consolidated statements of comprehensive income.

| ($ millions) | |
| --- | --- |
| Total consideration[1] | 1 832 |
| Net assets acquired | (3 030) |
| **Bargain purchase gain** | **(1 198)** |
| Revaluation loss on existing interest | 17 |
| Fair value of pre-existing relationship | 56 |
| **Bargain purchase gain and revaluations (note 7)** | **(1 125)** |

(1)   Total consideration includes working capital as at April 1, 2023.

**Exploration and Production**

**Sale of United Kingdom Operations:**

During the second quarter of 2023, the company completed the sale of its U.K. operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax), including $25 million in foreign exchange gains recognized as a result of the disposal.

**Corporate**

**Sale of Wind and Solar Assets:**

During the first quarter of 2023, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).

# 17. Right-of-Use Assets and Leases

## Right-of-use (ROU) assets within Property, Plant and Equipment:

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Property, plant and equipment, net – excluding ROU assets | 64 334 | 63 982 |
| ROU assets | 4 178 | 3 668 |
| | 68 512 | 67 650 |

The following table presents the ROU assets by asset class:

| ($ millions) | Plant and Equipment |
|---|---|
| **Cost** | |
| At December 31, 2022 | 4 248 |
| Additions and adjustments | 423 |
| Acquisition[1] (note 16) | 1 425 |
| Disposals[2] | (176) |
| Divestitures[1] (note 16) | (707) |
| Foreign exchange | (7) |
| At December 31, 2023 | 5 206 |
| Additions and adjustments | **963** |
| Disposals[2] | **(54)** |
| Foreign exchange | **28** |
| **At December 31, 2024** | **6 143** |
| **Accumulated provision** | |
| At December 31, 2022 | (1 372) |
| Depreciation | (358) |
| Disposals[2] | 94 |
| Divestitures[1] (note 16) | 96 |
| Foreign exchange | 2 |
| At December 31, 2023 | (1 538) |
| Depreciation | **(444)** |
| Disposals[2] | **32** |
| Foreign exchange | **(15)** |
| **At December 31, 2024** | **(1 965)** |
| **Net ROU assets** | |
| At December 31, 2023 | 3 668 |
| **At December 31, 2024** | **4 178** |

(1) In connection with both the 2023 Teck acquisition (note 16) and the 2023 TotalEnergies Canada step acquisition (note 16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of ROU assets related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

(2) Disposals primarily relate to early lease terminations.

## Other lease-related items recognized in the Consolidated Statements of Comprehensive Income:

There were no leases with residual value guarantees. For the year ended December 31, 2024, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $727 million (2023 – $529 million).

## 18. Exploration and Evaluation Assets

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Beginning of year | 1 758 | 1 995 |
| Acquisitions and additions | — | 3 |
| Disposals and derecognition | (16) | (240) |
| End of year | 1 742 | 1 758 |

In 2023, the company derecognized $240 million on its Meadow Creek development properties in the Oil Sands segment.

## 19. Other Assets

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Investments | 413 | 490 |
| Prepaids | 171 | 661 |
| Pension (note 23) | 617 | 207 |
| Other | 358 | 352 |
| | 1 559 | 1 710 |

Prepaids represent long-term accounts receivable related to deposits paid on account that are unlikely to be settled within one year.

Other includes long-term accounts receivable related to Notices of Reassessments that have been received from the Canada Revenue Agency and are unlikely to be settled within one year.

## 20. Goodwill and Other Intangible Assets

| ($ millions) | Oil Sands Goodwill | Refining and Marketing Goodwill | Other Intangibles | Total |
|---|---|---|---|---|
| At December 31, 2022 | 2 752 | 140 | 694 | 3 586 |
| Additions | — | — | 22 | 22 |
| Amortization | — | — | (80) | (80) |
| At December 31, 2023 | 2 752 | 140 | 636 | 3 528 |
| Additions | — | — | 55 | 55 |
| Amortization | — | — | (80) | (80) |
| At December 31, 2024 | 2 752 | 140 | 611 | 3 503 |

The company performed a goodwill impairment test at December 31, 2024 on its Oil Sands and Refining and Marketing segments. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment's expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company's reserves and resources to estimate production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 27).

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was an average of 7.8% (2023 – 7.8%). The company based its cash flow projections on a West Texas Intermediate price of US$72.42/bbl in 2025, US$72.83/bbl in 2026, US$73.22/bbl in 2027 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials. The forecast cash flow period ranged from 50 years to 55 years. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

The company also performed a goodwill impairment test for the Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current production plans and business environment forecasts. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

## 21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

### Short-Term Debt

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Commercial paper[1] | — | 494 |

(1) Commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2024 was nil (December 31, 2023 – 5.57%).

## Long-Term Debt

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---:|---:|
| **Fixed-term debt**[(2)(3)] | | |
| 5.60% Series 9 Medium Term Notes, due 2025 | **999** | 1 000 |
| 5.40% Series 10 Medium Term Notes, due 2026 | **499** | 500 |
| 3.00% Series 5 Medium Term Notes, due 2026 | **96** | 115 |
| 7.875% Debentures, due 2026 (US$275) | **401** | 369 |
| 8.20% Notes, due 2027 (US$43) | **62** | 57 |
| 7.00% Debentures, due 2028 (US$250) | **362** | 333 |
| 3.10% Series 6 Medium Term Notes, due 2029 | **65** | 79 |
| 5.00% Series 7 Medium Term Notes, due 2030 | **154** | 154 |
| 7.15% Notes, due 2032 (US$500) | **720** | 659 |
| 5.35% Notes, due 2033 (US$91) | **123** | 153 |
| 5.95% Notes, due 2034 (US$500) | **719** | 659 |
| 5.95% Notes, due 2035 (US$178) | **247** | 262 |
| 5.39% Series 4 Medium Term Notes, due 2037 | **279** | 279 |
| 6.50% Notes, due 2038 (US$476) | **683** | 1 516 |
| 6.80% Notes, due 2038 (US$621) | **905** | 1 204 |
| 6.85% Notes, due 2039 (US$750) | **1 077** | 988 |
| 6.00% Notes, due 2042 (US$32) | **46** | 42 |
| 4.34% Series 5 Medium Term Notes, due 2046 | **300** | 300 |
| 4.00% Notes, due 2047 (US$750) | **1 076** | 987 |
| 3.95% Series 8 Medium Term Notes, due 2051 | **494** | 493 |
| 3.75% Notes, due 2051 (US$750) | **1 076** | 980 |
| Total unsecured long-term debt | **10 383** | 11 129 |
| Lease liabilities[(4)] | **4 344** | 3 826 |
| Deferred financing costs | **(38)** | (42) |
| | **14 689** | 14 913 |
| **Current portion of long-term debt and lease liabilities** | | |
| Long-term debt | **(997)** | — |
| Lease liabilities | **(599)** | (348) |
| | **(1 596)** | (348) |
| **Total long-term lease liabilities** | **3 745** | 3 478 |
| **Total long-term debt** | **9 348** | 11 087 |

(2)  The value of debt includes the unamortized balance of premiums or discounts.

(3)  Certain securities are redeemable at the option of the company.

(4)  Interest rates range from 1.2% to 13.4% and maturity dates range from 2025 to 2064.

In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.

In the fourth quarter of 2024, the company executed a debt tender offer pursuant to which it repaid $1.1 billion CAD equivalent aggregate principal amount of debt above par plus accrued and unpaid interest of $24 million. As a result of the extinguishment, the company incurred charges of $168 million related to accelerated amortization of debt issuance fees. This resulted in a total loss on extinguishment of long-term debt of $144 million ($111 million after tax). The general terms of the notes that were extinguished are as follows:

- 3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $115 million (partial repayment of $20 million);

- 3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $79 million (partial repayment of $13 million);

- 5.35% Notes, due 2033, with a principal amount of US$118 million (partial repayment of US$28 million);

- 5.95% Notes, due 2035, with a principal amount of US$199 million (partial repayment of US$22 million);

- 6.50% Notes, due 2038, with a principal amount of US$954 million (partial repayment of US$479 million); and

- 6.80% Notes, due 2038, with a principal amount of US$881 million (partial repayment of US$260 million).

In the third quarter of 2024, the company completed two partial redemptions, resulting in a debt extinguishment loss of $26 million ($23 million after tax). The general terms of the notes that were extinguished are as follows:

- 6.50% Notes, due 2038, with a principal amount of US$1.15 billion (partial repayment of US$196 million); and

- 6.80% Notes, due 2038, with a principal amount of US$900.0 million (partial repayment of US$19 million).

In the fourth quarter of 2023, the company issued $1.5 billion in aggregate principal of senior unsecured notes, consisting of $1.0 billion of Series 9 Medium Term Notes, maturing on November 17, 2025, having a coupon of 5.60% and $500 million of Series 10 Medium Term Notes, maturing on November 17, 2026, having a coupon of 5.40%. Debt issuance costs were $8 million and were netted against the carrying amount of the debt and amortized using the effective interest method.

In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.

## Scheduled Debt Repayments

Scheduled principal repayments for lease liabilities, short-term debt and long-term debt are as follows:

| ($ millions) | Repayment |
|---|---|
| 2025 | 1 596 |
| 2026 | 1 535 |
| 2027 | 498 |
| 2028 | 708 |
| 2029 | 319 |
| Thereafter | 10 033 |
| | 14 689 |

## Credit Facilities

A summary of available and unutilized credit facilities is as follows:

| ($ millions) | 2024 |
|---|---|
| Fully revolving and expiring in 2028 | 2 810 |
| Fully revolving and expiring in 2027 | 2 665 |
| Can be terminated at any time at the option of the lenders | 1 120 |
| Total credit facilities | 6 595 |
| Credit facilities supporting standby letters of credit | (811) |
| Total unutilized credit facilities[1] | 5 784 |

(1) Available credit facilities for liquidity purposes at December 31, 2024 increased to $5.475 billion, compared to $4.957 billion at December 31, 2023.

## 22. Other Long-Term Liabilities

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Pensions and other post-retirement benefits (note 23) | 508 | 598 |
| Share-based compensation plans (note 26) | 334 | 339 |
| Partnership liability (note 27)[(1)] | 382 | 398 |
| Deferred revenue | 8 | 13 |
| Libya Exploration and Production Sharing Agreement (EPSA) signature bonus[(2)] | — | 83 |
| Emissions obligations | 202 | 21 |
| Unrealized losses on energy trading | 25 | 10 |
| Other | 43 | 26 |
| | 1 502 | 1 488 |

(1) The company paid $63 million in 2024 (2023 – $65 million) in distributions to the partners of the East Tank Farm Development, of which $47 million (2023 – $49 million) was allocated to interest expense and $16 million (2023 – $16 million) to the principal.

(2) At December 31, 2024, the carrying amount of the Libya EPSA's signature bonus is classified as a current liability.

## 23. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, and every year in the United States and Germany. The most recent valuations for the registered Canadian plans were performed as at December 31, 2023. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes. In 2023, the U.K. defined benefit plan was sold concurrently with the sale of the U.K. operations (see note 16).

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependents.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

## Defined Benefit Obligations and Funded Status

| ($ millions) | Pension Benefits | | Other Post-Retirement Benefits | |
|---|---|---|---|---|
| | **2024** | 2023 | **2024** | 2023 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | **6 607** | 6 155 | **559** | 519 |
| Current service costs | **183** | 165 | **13** | 12 |
| Plan participants' contributions | **77** | 17 | **—** | — |
| Benefits paid | **(382)** | (345) | **(33)** | (30) |
| Interest costs | **307** | 305 | **25** | 26 |
| Obligations disposed (note 16) | **—** | (122) | **—** | — |
| Foreign exchange | **12** | — | **1** | — |
| Settlements | **4** | 9 | **—** | — |
| Termination benefits | **—** | 6 | | |
| Actuarial remeasurement: | | | | |
| Experience loss (gain) arising on plan liabilities | **17** | 6 | **(18)** | 3 |
| Actuarial gain arising from changes in demographic assumptions | **(10)** | — | **11** | — |
| Actuarial gain arising from changes in financial assumptions | **(57)** | 411 | **(4)** | 29 |
| Benefit obligation at end of year | **6 758** | 6 607 | **554** | 559 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **6 738** | 6 471 | **—** | — |
| Employer contributions | **(90)** | (27) | **—** | — |
| Plan participants' contributions | **77** | 17 | **—** | — |
| Benefits paid | **(370)** | (327) | **—** | — |
| Assets disposed (note 16) | **—** | (153) | **—** | — |
| Foreign exchange | **11** | 1 | **—** | — |
| Settlements | **3** | 9 | **—** | — |
| Administrative costs | **(7)** | (6) | **—** | — |
| Income on plan assets | **308** | 320 | **—** | — |
| Actuarial remeasurement: | | | | |
| Return on plan assets greater / (less) than discount rate | **715** | 433 | **—** | — |
| Fair value of plan assets at end of year | **7 385** | 6 738 | **—** | — |
| **Change in Irrecoverable Surplus** | | | | |
| Irrecoverable surplus at beginning of year | **—** | 187 | **—** | — |
| Interest on irrecoverable surplus | **—** | 10 | **—** | — |
| Change in irrecoverable surplus during the year | **—** | (197) | **—** | — |
| Irrecoverable surplus at end of year | **—** | — | **—** | — |
| Net surplus / (unfunded obligation) at end of year | **627** | 131 | **(554)** | (559) |

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Amounts charged to | | |
| Other assets (note 19) | 617 | 207 |
| Accounts payable and accrued liabilities | (36) | (37) |
| Other long-term liabilities (note 22) | (508) | (598) |
| | 73 | (428) |

In 2023, the company entered into another contribution holiday for both the defined benefit plans and defined contribution plans, with the company anticipating to resume cash contributions in late 2026.

Of the total net surplus as at December 31, 2024, 98% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2023 – 91%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 13.8 years (2023 – 15.7 years).

| ($ millions) | Pension Benefits 2024 | Pension Benefits 2023 | Other Post-Retirement Benefits 2024 | Other Post-Retirement Benefits 2023 |
|---|---|---|---|---|
| Analysis of amount charged to earnings: | | | | |
| Current service costs | 183 | 165 | 13 | 12 |
| Interest (income) costs | (1) | (15) | 25 | 26 |
| Defined benefit plans expense | 182 | 150 | 38 | 38 |
| Defined contribution plans expense | 8 | 56 | — | — |
| Total benefit plans expense charged to earnings | 190 | 206 | 38 | 38 |

Components of defined benefit costs recognized in Other Comprehensive Income:

| ($ millions) | Pension Benefits 2024 | Pension Benefits 2023 | Other Post-Retirement Benefits 2024 | Other Post-Retirement Benefits 2023 |
|---|---|---|---|---|
| Actuarial loss (gain) arising from changes in experience | 17 | 6 | (18) | 3 |
| Actuarial (gain) loss arising from changes in financial assumptions | (57) | 411 | 11 | 29 |
| Actuarial gain arising from changes in demographic assumptions | (10) | — | (4) | — |
| Benefit Obligation loss (gain) | (50) | 417 | (11) | 32 |
| Return on plan assets (greater) / less than discount rate (excluding amounts included in net interest expense) | (715) | (433) | — | — |
| OCI disposed through divestiture | — | 11 | — | — |
| Effect of the asset ceiling | — | (197) | — | — |
| Plan assets (gain) / loss | (715) | (619) | — | — |
| Actuarial (gain) loss recognized in other comprehensive income | (765) | (202) | (11) | 32 |

## Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

| (%) | Pension Benefits December 31 2024 | December 31 2023 | Other Post-Retirement Benefits December 31 2024 | December 31 2023 |
|---|---|---|---|---|
| Discount rate | 4.60 | 4.60 | 4.60 | 4.60 |
| Rate of compensation increase | 3.00 | 3.00 | 3.00 | 3.00 |

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change in these assumptions would have the following effects:

| ($ millions) | Pension Benefits Increase | Decrease |
|---|---|---|
| 1% change in discount rate | | |
| Effect on the aggregate service and interest costs | (14) | 17 |
| Effect on the benefit obligations | (773) | 971 |

| ($ millions) | Other Post-Retirement Benefits Increase | Decrease |
|---|---|---|
| 1% change in discount rate | | |
| Effect on the benefit obligations | (58) | 70 |
| 1% change in health care cost | | |
| Effect on the aggregate service and interest costs | 1 | (1) |
| Effect on the benefit obligations | 21 | (19) |

## Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

| (%) | 2024 | 2023 |
|---|---|---|
| Equities | 50 | 53 |
| Fixed income | 28 | 22 |
| Real assets | 20 | 25 |
| Private debt and equity | 2 | — |
| Total | 100 | 100 |

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

# 24. Provisions

| ($ millions) | Decommissioning and Restoration[1] | Royalties | Other[2] | Total |
|---|---|---|---|---|
| At December 31, 2022 | 9 901 | 182 | 281 | 10 364 |
| Liabilities incurred | 212 | 134 | 327 | 673 |
| Acquisitions (note 16)[3] | 1 242 | — | — | 1 242 |
| Change in discount rate | 515 | — | — | 515 |
| Changes in estimates | 688 | — | (123) | 565 |
| Liabilities settled | (390) | (26) | (113) | (529) |
| Accretion | 532 | — | — | 532 |
| Asset disposals | (17) | — | — | (17) |
| Divestments (note 16)[3] | (757) | — | — | (757) |
| Foreign exchange | 5 | — | — | 5 |
| At December 31, 2023 | 11 931 | 290 | 372 | 12 593 |
| Less: current portion | (430) | (290) | (263) | (983) |
| | 11 501 | — | 109 | 11 610 |
| At December 31, 2023 | 11 931 | 290 | 372 | 12 593 |
| Liabilities incurred | 339 | 78 | 88 | 505 |
| Change in discount rate | 871 | — | — | 871 |
| Changes in estimates | (1 007) | 1 | 32 | (974) |
| Liabilities settled | (488) | (89) | (174) | (751) |
| Accretion | 592 | — | — | 592 |
| Foreign exchange | 33 | — | 20 | 53 |
| At December 31, 2024 | 12 271 | 280 | 338 | 12 889 |
| Less: current portion | (436) | (280) | (242) | (958) |
| | 11 835 | — | 96 | 11 931 |

(1) Decommissioning and restoration provisions are associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2024 was approximately $21.5 billion (December 31, 2023 – $23.5 billion). A weighted average credit-adjusted risk-free interest rate of 4.80% was used to discount the provision recognized at December 31, 2024 (December 31, 2023 – 5.20%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2) During 2024, liabilities incurred include an $80 million provision related to an equity investment and liabilities settled include restructuring related payments. As at December 31, 2024, other provisions also includes other legal, insurance, and environmental provisions.

(3) In connection with the 2023 TotalEnergies Canada acquisition (note 16), Suncor was deemed to have divested of its pre-existing interest in Fort Hills, presented as divestments, and re-acquired it at fair value. As such, acquisitions include 100% of the fair value of the decommissioning and restoration provision related to the TotalEnergies Canada acquisition, including the reevaluations of the existing working interest and the remaining capacity on a regional pipeline.

## Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

| As at December 31 | 2024 | 2023 |
|---|---|---|
| 1% Increase | (1 856) | (1 799) |
| 1% Decrease | 2 437 | 2 390 |

## 25. Share Capital

### Authorized

**Common Shares**

The company is authorized to issue an unlimited number of common shares without nominal or par value.

**Preferred Shares**

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

### Share Repurchase Programs

| (thousands of common shares) | Commencement Date | Expiry | Maximum Shares for Repurchase | Maximum Shares for Repurchase (%) | Number of Shares Repurchased |
|---|---|---|---|---|---|
| 2022 Normal Course Issuer Bid | February 8, 2022 | February 7, 2023 | 71 650 | 5 | 26 232 |
| Amended 2022 Normal Course Issuer Bid | May 11, 2022 | February 7, 2023 | 143 500 | 10 | 91 912 |
| 2023 Normal Course Issuer Bid | February 17, 2023 | February 16, 2024 | 132 900 | 10 | 47 107 |
| 2024 Normal Course Issuer Bid | February 26, 2024 | February 25, 2025 | 128 700 | 10 | 52 116 |
| 2025 Normal Course Issuer Bid[1] | March 3, 2025 | March 2, 2026 | 123 800 | 10 | — |

(1)   Subsequent to the fourth quarter of 2024, Suncor renewed its NCIB (the 2025 NCIB).

The following table summarizes the share repurchase activities during the year:

| ($ millions, except as noted) | 2024 | 2023 |
|---|---|---|
| Share repurchase activities (thousands of common shares) | | |
| Shares repurchased | 55 564 | 51 982 |
| Amounts charged to | | |
| Share capital | 943 | 871 |
| Retained earnings[1] | 2 013 | 1 362 |
| Share repurchase cost | 2 956 | 2 233 |
| Average repurchase cost per share | 52.33 | 42.96 |

(1)   Includes $48 million of taxes on share repurchases for the year ended December 31, 2024.

A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has applied this tax on its share repurchase activities.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Amounts charged to | | |
| Share capital | 104 | 60 |
| Retained earnings | 209 | 90 |
| Liability for share purchase commitment | 313 | 150 |

### Dividends Declared

During 2024, the company declared dividends of $2.22 (2023 – $2.11). On November 12, 2024, the company's Board of Directors approved and increased a quarterly dividend of $0.57 per common share.

## 26. Share-Based Compensation

### Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Equity-settled plans | 13 | 16 |
| Cash-settled plans | 497 | 413 |
| Total share-based compensation expense | 510 | 429 |

### Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

| ($ millions) | December 31 2024 | December 31 2023 |
|---|---|---|
| Current liability | 487 | 549 |
| Long-term liability (note 22) | 334 | 339 |
| Total Liability | 821 | 888 |

The intrinsic value of the vested awards at December 31, 2024 was $497 million (December 31, 2023 – $630 million).

**Stock Option Plans**

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are noted below:

| | 2024 | 2023 |
|---|---|---|
| Annual dividend per share (dollars) | 2.22 | 2.11 |
| Risk-free interest rate | 3.57% | 3.66% |
| Expected life | 4.4 years | 4.5 years |
| Expected volatility | 45% | 45% |
| Weighted average fair value per option (dollars) | 13.09 | 12.70 |
| Suncor's average share price | 51.23 | 42.91 |

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

The following table presents a summary of the activity related to Suncor's stock option plans:

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | Number (thousands) | Weighted Average Exercise Price ($) | Number (thousands) | Weighted Average Exercise Price ($) |
| Outstanding, beginning of year | 17 036 | 39.32 | 21 068 | 38.55 |
| Granted | 1 195 | 45.91 | 1 610 | 44.56 |
| Exercised as options for common shares | (9 796) | 39.33 | (4 611) | 37.11 |
| Forfeited/expired | (300) | 43.78 | (1 031) | 41.77 |
| Outstanding, end of year | 8 135 | 40.11 | 17 036 | 39.32 |
| Exercisable, end of year | 5 966 | 38.66 | 14 300 | 39.61 |

For the options outstanding at December 31, 2024, the exercise price ranges and weighted average remaining contractual lives are shown below:

| | Outstanding | | | Exercisable | |
| Exercise Prices ($) | Number (thousands) | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price ($) | Number (thousands) | Weighted Average Exercise Price ($) |
|---|---|---|---|---|---|
| 22.63-37.36 | **1 792** | 3 | 30.52 | **1 508** | 29.34 |
| 37.37-39.16 | **1 905** | 2 | 39.05 | **1 751** | 39.06 |
| 39.17-43.52 | **2 201** | 1 | 42.93 | **2 180** | 42.95 |
| 43.53-45.74 | **1 030** | 5 | 45.50 | **443** | 45.51 |
| 45.75-56.27 | **1 207** | 6 | 46.25 | **84** | 50.03 |
| Total | **8 135** | 3 | 40.11 | **5 966** | 38.66 |

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

| (thousands) | **2024** | 2023 |
|---|---|---|
| | **26 430** | 27 322 |

**Share Unit Plans**

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

| (thousands) | PSU | RSU | DSU |
|---|---|---|---|
| Outstanding, December 31, 2022 | 2 209 | 28 262 | 1 331 |
| Granted | 814 | 9 006 | 299 |
| Redeemed for cash | (436) | (7 582) | (461) |
| Forfeited/expired | (273) | (3 156) | — |
| Outstanding, December 31, 2023 | 2 314 | 26 530 | 1 169 |
| Granted | **616** | **6 379** | **138** |
| Redeemed for cash | **(824)** | **(12 570)** | **(418)** |
| Forfeited/expired | **(210)** | **(870)** | **—** |
| **Outstanding, December 31, 2024** | **1 896** | **19 469** | **889** |

**Stock Appreciation Rights (SARs)**

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

| | 2024 | | 2023 | |
|---|---|---|---|---|
| | **Number (thousands)** | **Weighted Average Exercise Price ($)** | Number (thousands) | Weighted Average Exercise Price ($) |
| Outstanding, beginning of year | **176** | **41.48** | 287 | 39.95 |
| Granted | **22** | **46.06** | 20 | 42.96 |
| Exercised | **(113)** | **41.67** | (128) | 38.17 |
| Forfeited/expired | **—** | **—** | (3) | 45.57 |
| Outstanding, end of year | **85** | **42.38** | 176 | 41.48 |
| Exercisable, end of year | **51** | **40.99** | 156 | 41.48 |

# 27. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

## Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $10.3 billion (December 31, 2023 – $11.1 billion) and the fair value at December 31, 2024 was $10.1 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2024, the carrying value of the Partnership liability accounted for under amortized cost was $398 million (December 31, 2023 – $413 million).

# Derivative Financial Instruments

**(a) Non-Designated Derivative Financial Instruments**

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Fair value outstanding, beginning of year | **(20)** | (65) |
| Changes in fair value recognized in earnings during the year (note 7) | **114** | 25 |
| Cash settlements – (received) paid during the year | **(12)** | 20 |
| **Fair value outstanding, end of year** | **82** | (20) |

**(b) Fair Value Hierarchy**

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

- Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

- Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

- Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2024 and 2023.

| ($ millions) | Level 1 | Level 2 | Level 3 | Total Fair Value |
|---|---|---|---|---|
| Accounts receivable | 41 | 24 | — | 65 |
| Accounts payable | (51) | (34) | — | (85) |
| Balance at December 31, 2023 | (10) | (10) | — | (20) |
| Accounts receivable | **70** | **83** | **—** | **153** |
| Accounts payable | **(43)** | **(28)** | **—** | **(71)** |
| **Balance at December 31, 2024** | **27** | **55** | **—** | **82** |

During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

## Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2024 and 2023.

**Financial Assets**

| ($ millions) | Gross Assets | Gross Liabilities Offset | Net Amounts Presented |
|---|---|---|---|
| Fair value of derivative assets | 7 098 | (7 033) | 65 |
| Accounts receivable | 9 971 | (6 897) | 3 074 |
| Balance at December 31, 2023 | 17 069 | (13 930) | 3 139 |
| Fair value of derivative assets | **5 222** | **(5 069)** | **153** |
| Accounts receivable | **7 621** | **(4 632)** | **2 989** |
| **Balance at December 31, 2024** | **12 843** | **(9 701)** | **3 142** |

**Financial Liabilities**

| ($ millions) | Gross Liabilities | Gross Assets Offset | Net Amounts Presented |
|---|---|---|---|
| Fair value of derivative liabilities | (7 118) | 7 033 | (85) |
| Accounts payable | (8 966) | 6 897 | (2 069) |
| Balance at December 31, 2023 | (16 084) | 13 930 | (2 154) |
| Fair value of derivative liabilities | **(5 140)** | **5 069** | **(71)** |
| Accounts payable | **(7 210)** | **4 632** | **(2 578)** |
| **Balance at December 31, 2024** | **(12 350)** | **9 701** | **(2 649)** |

## Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

**1) Market Risk**

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase or decrease of US$10/bbl of crude oil as at December 31, 2024, would increase or decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $316 million (2023 – $45 million increase or decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars).

To manage the company's exposure to foreign exchange rate volatility, the company may periodically enter into foreign exchange rate derivative contracts to fix the foreign exchange rate. As at December 31, 2024, the company had no outstanding foreign exchange derivative contracts.

As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A $0.01 strengthening in the Cdn$ relative to the US$ exchange rate as at December 31, 2024, would increase pre-tax earnings related to the company's U.S. dollar denominated long-term debt and commercial paper by approximately $105 million (2023 – $111 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would increase by approximately $35 million primarily due an increase in cash balances and the reduction in short-term debt (2023 – approximately $12 million increase). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2024. The proportion of floating interest rate exposure at December 31, 2024 was nil of total debt outstanding (2023 – 3.2%).

**2) Liquidity Risk**

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2024 were $3.5 billion and $6.6 billion, respectively. Of Suncor's $6.6 billion in total credit facilities, $5.8 billion were unutilized at December 31, 2024. In addition, Suncor has unused capacity under the Board of Directors authority of US$5.0 billion to issue debt. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

| ($ millions) | December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Trade and Other Payables[1] | Gross Derivative Liabilities[2] | Debt[3] | Lease Liabilities |
| Within one year | 7 646 | 6 586 | 1 132 | 561 |
| 2 to 3 years | 53 | 532 | 3 184 | 991 |
| 4 to 5 years | 1 | — | 1 425 | 846 |
| Over 5 years | — | — | 14 175 | 4 038 |
| | 7 700 | 7 118 | 19 916 | 6 436 |

| ($ millions) | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Trade and Other Payables[1] | Gross Derivative Liabilities[2] | Debt[3] | Lease Liabilities |
| Within one year | 8 090 | 4 084 | 1 587 | 852 |
| 2 to 3 years | — | 1 056 | 2 037 | 1 404 |
| 4 to 5 years | — | — | 1 330 | 943 |
| Over 5 years | — | — | 12 425 | 3 674 |
| | 8 090 | 5 140 | 17 379 | 6 873 |

(1) Trade and other payables exclude net derivative liabilities of $71 million (2023 – $85 million).

(2) Gross derivative liabilities of $5.140 billion (2023 – $7.118 billion) are offset by gross derivative assets of $5.069 billion (2023 – $7.033 billion), resulting in a net amount of $71 million (2023 – $85 million).

(3) Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

**3) Credit Risk**

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2024, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2024, the company's net exposure was $153 million (December 31, 2023 – $65 million).

# 28. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt and lease liabilities to adjusted funds from operations[2] and total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity.

Net debt and lease liabilities to adjusted funds from operations[2] is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly, and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2024 and 2023. The company's financial measures, as set out in the following schedule, were unchanged from 2023. The company believes that achieving its capital target helps to provide the company with access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity was 24.8% at December 31, 2024 and decreased primarily due to lower debt levels. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

| ($ millions) | Capital Measure Target | December 31 2024 | December 31 2023 |
|---|---|---|---|
| Components of ratios | | | |
| Short-term debt | | — | 494 |
| Current portion of long-term debt | | 997 | — |
| Long-term debt | | 9 348 | 11 087 |
| Total debt[1] | | 10 345 | 11 581 |
| Current portion of long-term lease liabilities | | 599 | 348 |
| Long-term lease liabilities | | 3 745 | 3 478 |
| Total debt and lease liabilities[1] | | 14 689 | 15 407 |
| Less: Cash and cash equivalents | | 3 484 | 1 729 |
| Net debt and lease liabilities[1] | | 11 205 | 13 678 |
| Net debt[1] | | 6 861 | 9 852 |
| Shareholders' equity | | 44 514 | 43 279 |
| Total capitalization (total debt and lease liabilities plus shareholders' equity) | | 59 203 | 58 686 |
| Adjusted funds from operations[2] | | 13 846 | 13 325 |
| Net debt and lease liabilities to adjusted funds from operations | <3.0 times | 0.8 | 1.0 |
| Total debt and lease liabilities to total debt and lease liabilities plus shareholders' equity | 20% – 35% | 24.8% | 26.3% |

(1) Total debt, total debt and lease liabilities, net debt and lease liabilities and net debt are non-GAAP financial measures. In 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. This change had no impact on the company's financial measures disclosed above.

(2) Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

## 29. Joint Arrangements

### Joint Operations

The company's material joint operations as at December 31 are set out below:

| Material Joint Operations | Principal Activity | Country of Incorporation and Principal Place of Business | Ownership % 2024 | Ownership % 2023 |
|---|---|---|---|---|
| *Oil Sands* | | | | |
| Operated by Suncor: | | | | |
| Syncrude | Oil sands development | Canada | **58.74** | 58.74 |
| *Exploration and Production* | | | | |
| Operated by Suncor: | | | | |
| Terra Nova | Oil and gas production | Canada | **48.00** | 48.00 |
| Non-operated: | | | | |
| Hibernia and the Hibernia South Extension Unit | Oil and gas production | Canada | **19.48-20.00** | 19.48-20.00 |
| Hebron | Oil and gas production | Canada | **21.03** | 21.03 |
| White Rose and the White Rose Extensions | Oil and gas production | Canada | **38.625-40.00** | 38.625-40.00 |

### Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations and Corporate segment, are shown below:

| ($ millions) | Joint ventures 2024 | Joint ventures 2023 | Associates 2024 | Associates 2023 |
|---|---|---|---|---|
| Net earnings (loss) | **55** | 27 | **6** | (1) |
| Total comprehensive earnings (loss) | **55** | 27 | **6** | (1) |
| Carrying amount as at December 31 | **138** | 149 | **65** | 60 |

## 30. Subsidiaries

Material wholly owned subsidiaries, either directly or indirectly, by the company as at December 31, 2024 are shown below:

| Material Subsidiaries | Principal Activity |
|---|---|
| **Canadian Operations** | |
| Suncor Energy Oil Sands Limited Partnership | This partnership holds most of the company's Oil Sands operations assets. |
| Suncor Energy Products Partnership | This partnership holds substantially all of the company's Canadian refining and marketing assets. |
| Suncor Energy Marketing Inc. | This subsidiary markets production from the upstream Canadian businesses. It also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business. |
| Canadian Oil Sands Partnership #1[1] | This partnership holds the 58.74% ownership in the Syncrude joint operation. |
| Fort Hills Energy Limited Partnership | This partnership holds the company's Fort Hills operations assets. |
| **U.S. Operations** | |
| Suncor Energy (U.S.A.) Marketing Inc. | A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations. |
| Suncor Energy (U.S.A.) Inc. | A subsidiary through which the company's U.S. refining and marketing operations are conducted. |

(1)   On January 1, 2024, Suncor Energy Ventures Partnership contributed its ownership interests to Canadian Oil Sands Partnership #1 and Suncor Energy Ventures Corporation amalgamated with Suncor Energy Inc.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

# 31. Related Party Disclosures

## Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2024 and 2023 are as follows:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Sales[1] | 1 504 | 1 356 |
| Purchases | 130 | 139 |
| Accounts receivable | 41 | 108 |
| Accounts payable and accrued liabilities | — | 3 |

(1)   Includes sales to Petroles Cadeko Inc. of $823 million (2023 – $585 million) and Parachem Chemicals Inc. of $4 million (2023 – $400 million).

## Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

| ($ millions) | 2024 | 2023 |
|---|---|---|
| Salaries and other short-term benefits | 12 | 10 |
| Pension and other post-retirement benefits | 2 | 3 |
| Share based compensation[1] | 63 | 46 |
| | 77 | 59 |

(1)   The increase in share based compensation in 2024 is due to the increase in the company's share price.

# 32. Commitments, Contingencies and Guarantees

## (a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

| ($ millions) | Payment Due by Period | | | | | | Total |
|---|---|---|---|---|---|---|---|
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | |
| Commitments | | | | | | | |
| Product transportation and storage | 1 736 | 1 499 | 1 471 | 1 439 | 1 331 | 10 989 | 18 465 |
| Energy services | 116 | 146 | 88 | 37 | 22 | 23 | 432 |
| Exploration work commitments | 53 | 1 | — | — | — | 517 | 571 |
| Other | 302 | 197 | 133 | 42 | 43 | 176 | 893 |
| | 2 207 | 1 843 | 1 692 | 1 518 | 1 396 | 11 705 | 20 361 |

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

## (b) Contingencies

**Legal and Environmental Contingent Liabilities and Assets**

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

### (c) Guarantees

At December 31, 2024, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2024, the probability is remote that these guarantee commitments will impact the company.

## 2024 Suncor Energy Inc. Annual Report for the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)

### Introduction

This report is filed by Suncor Energy Inc. ("Suncor") and outlines the steps Suncor has taken during 2024, its most recently completed financial year, to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Suncor or of goods imported into Canada by Suncor.

This report is also jointly filed on behalf of the following entities: Suncor Energy Oil Sands Limited Partnership, Suncor Energy Marketing Inc., Suncor Energy Logistics Corp., Suncor Energy Services Inc., Suncor Energy Products Partnership, Suncor Energy Oil Sands Inc., Suncor Energy (Syncrude) Operating Inc., Petro-Canada Terra Nova Partnership, Petro-Canada Hibernia Partnership, Petro-Canada Hebron Partnership, Suncor Energy Ventures Partnership, Fort Hills Energy Limited Partnership, Suncor Energy Operating Inc., Thebacha Limited Partnership, Canadian Oil Sands Partnership #1, Northern Courier Pipelines Limited Partnership.

### Suncor's Structure, Activities and Supply Chains

Suncor is Canada's leading integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company's Petro-Canada™ retail and wholesale distribution networks (including Canada's Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a lower emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Suncor has classified its operations into the following segments:

### Oil Sands

Suncor's Oil Sands segment produces bitumen from mining and in situ operations in northern Alberta. Bitumen is either upgraded into SCO or blended with diluent for refinery feedstock or direct sale to market. This segment includes the marketing, supply, transportation and risk management of crude oil, power, and byproducts. This segment of Suncor's business includes Oil Sands Base and In Situ operations, Fort Hills, and Syncrude.

### Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada, and onshore assets in Libya and Syria. This segment includes an operated asset (Terra Nova) and several non-operated equity investments offshore in Canada, as well as working interests in production sharing agreements in both Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

### Refining and Marketing

Suncor's R&M segment consists of two primary operations: refining, supply and marketing operations, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and by-products. This segment also includes the trading of crude oil, refined products, natural gas and power.

### Corporate and Eliminations

This segment includes activities not directly attributable to any other operating segment, including debt and borrowing costs, expenses not allocated to other operating segments, investments in certain clean technologies and intersegment revenues and expenses.

### Supply Chains

Suncor's suppliers are located across Canada and in 24 countries worldwide. In 2024, approximately 91.1% of Suncor's supply chain spend was within Canada and 99.7% was within North America. Suncor spent approximately $16.83 billion with 4,828 suppliers in 2024. The majority of Suncor's purchased goods and services include: building and construction, plant management, industrial equipment, professional services, and mining equipment and services. In 2024, 82% of Suncor's spend was on services and 18% was on goods.

Supply Chain plays a big part in Suncor's continuing efforts to be a safe, cost-efficient, environmentally responsible and ethical energy producer and provider. We partner with suppliers who share our values and align with our strategic objectives. This means seeking opportunities to reduce environmental impacts, support the communities where we work and live, and collectively contribute to economic growth.

**Policies, Due Diligence and Assessment of Effectiveness**

Suncor's Human Rights Policy is available on Suncor's website (www.suncor.com).

Suncor's due diligence processes that relate to forced labour and child labour include:

- *Vendor Selection*: Potential vendors are assessed, including consideration of geographic location, human rights legislation and standard practices in those regions, and the nature of the work to be performed.

- *Supplier Code of Conduct*: Suncor's Supplier Code of Conduct highlights the values that are important to Suncor and is a guide to the standard of behaviour required of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The Supplier Code of Conduct expressly prohibits the use of forced labour and child labour. Compliance with the Supplier Code of Conduct is a standard requirement for all Suncor supply chain contracts.

- *Vendor Technical Audits*: Suncor conducts numerous vendor technical audits every year which, in part, assess whether vendors have protections and processes in place to mitigate forced labour and child labour risks;

- *Risk Assessment:* Suncor conducts an annual human rights risk assessment, which includes an evaluation of the effectiveness of the controls Suncor has put in place to mitigate forced labour and child labour risks;

- *Monitoring*: Suncor reviews its global business activities on a quarterly basis to identify and assess activities in jurisdictions with elevated forced labour and child labour risks;

- *Policy and Regulatory Management System*: Suncor has a process for managing policy and regulatory issues that encompasses forced labour and child labour; and

- *Reporting Channels*: The Suncor Integrity Hotline is available to employees, suppliers, and the public to report matters of concern, including issues relating to forced labour and child labour.

**Remediation Measures**

Suncor did not identify any instances of forced labour or child labour in its supply chains during its previous financial year. Accordingly, no remediation measures were taken.

**Training**

All Suncor personnel are required to complete annual training on Suncor's Standards of Business Conduct Code, which is a guide to ethical decision making in support of Suncor's value to "Act with Integrity".

A targeted group of Suncor personnel have also taken a training program offered through IPIECA and the Sustainability School on labour rights in the oil & gas sector. This group of specialists includes representatives from Sustainability, Supply Chain and Legal Affairs.

**Attestation**

In accordance with the requirements of the Act, and in particular section 11 thereof, I, in my capacity as a director of Suncor, attest that I have reviewed the information contained in the report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full name:   Richard M. Kruger

Title:   Director

Date:   February 26, 2025

Signature:

(I have the authority to bind Suncor Energy Inc.)

# Supplemental Financial and Operating Information
## Quarterly Financial Summary

(unaudited)

| ($ millions, except per share amounts) | Quarter Ended Mar 31 2024 | Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Total Year 2024 | Quarter Ended Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 | Total Year 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Gross revenues** | 13 305 | 14 014 | 13 905 | 13 657 | 54 881 | 12 272 | 12 434 | 13 911 | 13 589 | 52 206 |
| **Less: Royalties** | (924) | (1 125) | (1 017) | (1 126) | (4 192) | (358) | (715) | (1 262) | (779) | (3 114) |
| **Operating revenues, net of royalties** | 12 381 | 12 889 | 12 888 | 12 531 | 50 689 | 11 914 | 11 719 | 12 649 | 12 810 | 49 092 |
| **Earnings (loss) before income taxes** | | | | | | | | | | |
| Oil Sands | 1 371 | 1 792 | 1 819 | 1 625 | 6 607 | 1 477 | 1 267 | 1 407 | 2 660 | 6 811 |
| Exploration and Production | 274 | 196 | 272 | 125 | 867 | 375 | 956 | 227 | 133 | 1 691 |
| Refining and Marketing | 1 114 | 593 | 479 | 410 | 2 596 | 993 | 518 | 1 274 | 598 | 3 383 |
| Corporate and Eliminations | (539) | (398) | 124 | (1 070) | (1 883) | (131) | (390) | (774) | (1) | (1 296) |
| Income tax expense | (610) | (615) | (674) | (272) | (2 171) | (662) | (472) | (590) | (570) | (2 294) |
| Net earnings | 1 610 | 1 568 | 2 020 | 818 | 6 016 | 2 052 | 1 879 | 1 544 | 2 820 | 8 295 |
| **Adjusted operating earnings (loss)[A]** | | | | | | | | | | |
| Oil Sands | 1 365 | 1 745 | 1 786 | 1 609 | 6 505 | 1 490 | 1 281 | 1 670 | 1 526 | 5 967 |
| Exploration and Production | 274 | 196 | 272 | 125 | 867 | 375 | 349 | 227 | 133 | 1 084 |
| Refining and Marketing | 1 118 | 588 | 484 | 410 | 2 600 | 998 | 494 | 1 277 | 598 | 3 367 |
| Corporate and Eliminations | (319) | (295) | 1 | (200) | (813) | (430) | (359) | (518) | (42) | (1 349) |
| Income tax expense included in adjusted operating earnings | (621) | (608) | (668) | (378) | (2 275) | (624) | (512) | (676) | (580) | (2 392) |
| Total | 1 817 | 1 626 | 1 875 | 1 566 | 6 884 | 1 809 | 1 253 | 1 980 | 1 635 | 6 677 |
| **Adjusted funds from (used in) operations[A]** | | | | | | | | | | |
| Oil Sands | 2 443 | 3 108 | 3 165 | 3 126 | 11 842 | 2 588 | 2 557 | 2 929 | 2 651 | 10 725 |
| Exploration and Production | 467 | 398 | 471 | 274 | 1 610 | 491 | 521 | 372 | 228 | 1 612 |
| Refining and Marketing | 1 306 | 893 | 701 | 638 | 3 538 | 1 194 | 781 | 1 482 | 811 | 4 268 |
| Corporate and Eliminations | (398) | (221) | 71 | (131) | (679) | (533) | (655) | (368) | 10 | (1 546) |
| Current income tax (expense) recovery | (649) | (781) | (621) | (414) | (2 465) | (738) | (549) | (781) | 334 | (1 734) |
| Total | 3 169 | 3 397 | 3 787 | 3 493 | 13 846 | 3 002 | 2 655 | 3 634 | 4 034 | 13 325 |
| Change in non-cash working capital | (382) | 432 | 474 | 1 590 | 2 114 | (1 963) | 148 | 550 | 284 | (981) |
| **Cash flow provided by operating activities** | 2 787 | 3 829 | 4 261 | 5 083 | 15 960 | 1 039 | 2 803 | 4 184 | 4 318 | 12 344 |
| **Free funds flow (deficit)[A]** | | | | | | | | | | |
| Oil Sands | 1 448 | 1 671 | 2 198 | 2 185 | 7 502 | 1 778 | 1 514 | 1 754 | 1 583 | 6 629 |
| Exploration and Production | 325 | 169 | 190 | 19 | 703 | 353 | 339 | 185 | 67 | 944 |
| Refining and Marketing | 1 138 | 518 | 406 | 286 | 2 348 | 1 069 | 404 | 1 287 | 506 | 3 266 |
| Corporate and Eliminations | (404) | (227) | 59 | (153) | (725) | (546) | (666) | (388) | (8) | (1 608) |
| Current income tax (expense) recovery | (649) | (781) | (621) | (414) | (2 465) | (738) | (549) | (781) | 334 | (1 734) |
| Total | 1 858 | 1 350 | 2 232 | 1 923 | 7 363 | 1 916 | 1 042 | 2 057 | 2 482 | 7 497 |
| **Per common share** | | | | | | | | | | |
| Net earnings – basic | 1.25 | 1.22 | 1.59 | 0.65 | 4.72 | 1.54 | 1.44 | 1.19 | 2.18 | 6.34 |
| Net earnings – diluted | 1.25 | 1.22 | 1.59 | 0.65 | 4.72 | 1.54 | 1.43 | 1.19 | 2.18 | 6.33 |
| Adjusted operating earnings[A][B] | 1.41 | 1.27 | 1.48 | 1.25 | 5.40 | 1.36 | 0.96 | 1.52 | 1.26 | 5.10 |
| Cash dividends[B] | 0.55 | 0.55 | 0.55 | 0.57 | 2.22 | 0.52 | 0.52 | 0.52 | 0.55 | 2.11 |
| Adjusted funds from operations[A][B] | 2.46 | 2.65 | 2.98 | 2.78 | 10.87 | 2.26 | 2.03 | 2.80 | 3.12 | 10.19 |
| Cash flow provided by operating activities[B] | 2.16 | 2.98 | 3.36 | 4.05 | 12.53 | 0.78 | 2.14 | 3.22 | 3.34 | 9.44 |
| Free funds flow[A][B] | 1.44 | 1.05 | 1.76 | 1.53 | 5.78 | 1.44 | 0.80 | 1.58 | 1.92 | 5.73 |
| **Returns to shareholders** | | | | | | | | | | |
| Dividends paid on common shares | 702 | 698 | 690 | 713 | 2 803 | 690 | 679 | 676 | 704 | 2 749 |
| Repurchase of common shares | 293 | 825 | 790 | 1 000 | 2 908 | 874 | 684 | 300 | 375 | 2 233 |
| Total returns to shareholders | 995 | 1 523 | 1 480 | 1 713 | 5 711 | 1 564 | 1 363 | 976 | 1 079 | 4 982 |
| **Capital and exploration expenditures (including capitalized interest)** | | | | | | | | | | |
| Oil Sands | 995 | 1 437 | 967 | 941 | 4 340 | 810 | 1 043 | 1 175 | 1 068 | 4 096 |
| Exploration and Production[C] | 142 | 229 | 281 | 255 | 907 | 138 | 182 | 187 | 161 | 668 |
| Refining and Marketing | 168 | 375 | 295 | 352 | 1 190 | 125 | 377 | 195 | 305 | 1 002 |
| Corporate and Eliminations | 6 | 6 | 12 | 22 | 46 | 13 | 11 | 20 | 18 | 62 |
| Total capital and exploration expenditures | 1 311 | 2 047 | 1 555 | 1 570 | 6 483 | 1 086 | 1 613 | 1 577 | 1 552 | 5 828 |

See accompanying footnotes and definitions to the operating summaries.

# Supplemental Financial and Operating Information
## Quarterly Financial Summary (continued)

(unaudited)

| | Twelve Months Ended | | | | Twelve Months Ended | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Mar 31 2024 | Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 |
| Return on capital employed (ROCE)[A][D] (%) | 15.7 | 15.6 | 15.6 | 13.0 | 18.5 | 13.2 | 16.5 | 16.3 |
| ROCE excluding impairments and impairment reversals[A][D][E] (%) | 15.7 | 15.6 | 15.6 | 13.0 | 22.1 | 16.7 | 16.5 | 16.3 |

(A)   Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Presented on a basic per share basis.

(C)   Excludes capital expenditures related to assets previously held for sale of $42 million in the first quarter of 2023, $66 million in the second quarter of 2023 and $108 million for the year ended December 31, 2023.

(D)   Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(E)   ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the twelve months ended December 31, 2023, and for the first nine months of 2024.

See accompanying footnotes and definitions to the operating summaries.

# Quarterly Operating Summary

(unaudited)

| | | Quarter Ended | | | Total | | Quarter Ended | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Oil Sands** | **Mar 31 2024** | **Jun 30 2024** | **Sep 30 2024** | **Dec 31 2024** | **Year 2024** | Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 | Year 2023 |
| **Production volumes** (mbbls/d) | | | | | | | | | | |
| **Total Oil Sands bitumen production** | **932.1** | **834.4** | **909.6** | **951.5** | **907.0** | 811.3 | 814.3 | 787.0 | 866.2 | 819.8 |
| **Oil Sands production volumes**[A] | | | | | | | | | | |
| Oil Sands operations – SCO, diesel and other products | **374.6** | **321.6** | **329.5** | **357.6** | **345.8** | 332.7 | 350.2 | 288.9 | 288.9 | 314.9 |
| Oil Sands operations – Bitumen | **120.3** | **136.9** | **128.5** | **180.9** | **141.8** | 109.9 | 89.9 | 121.6 | 171.5 | 123.4 |
| Syncrude – SCO, diesel and bitumen | **197.9** | **171.1** | **213.8** | **214.9** | **199.5** | 190.1 | 171.5 | 200.0 | 208.1 | 192.6 |
| Fort Hills – Bitumen | **177.6** | **166.9** | **166.0** | **161.7** | **168.0** | 74.7 | 110.2 | 86.1 | 154.1 | 106.4 |
| Inter-asset transfers and consumption | **(85.4)** | **(80.5)** | **(61.8)** | **(97.6)** | **(81.3)** | (32.3) | (42.7) | (50.5) | (65.2) | (47.7) |
| **Total Oil Sands production volumes** | **785.0** | **716.0** | **776.0** | **817.5** | **773.8** | 675.1 | 679.1 | 646.1 | 757.4 | 689.6 |
| **Oil Sands – upgraded – net SCO and diesel** | | | | | | | | | | |
| Oil Sands operations | **374.6** | **321.6** | **329.5** | **357.6** | **345.8** | 332.7 | 350.2 | 288.9 | 288.9 | 314.9 |
| Syncrude | **197.9** | **166.7** | **213.7** | **214.9** | **198.4** | 184.9 | 171.4 | 200.0 | 206.7 | 190.9 |
| Inter-asset transfers and consumption | **(27.5)** | **(26.6)** | **(29.4)** | **(28.9)** | **(28.1)** | (19.8) | (16.6) | (19.6) | (19.9) | (18.8) |
| Total Oil Sands – upgraded – net SCO and diesel production | **545.0** | **461.7** | **513.8** | **543.6** | **516.1** | 497.8 | 505.0 | 469.3 | 475.7 | 487.0 |
| **Oil Sands – non-upgraded bitumen** | | | | | | | | | | |
| Oil Sands operations | **120.3** | **136.9** | **128.5** | **180.9** | **141.8** | 109.9 | 89.9 | 121.6 | 171.5 | 123.4 |
| Fort Hills | **177.6** | **166.9** | **166.0** | **161.7** | **168.0** | 74.7 | 110.2 | 86.1 | 154.1 | 106.4 |
| Syncrude | **—** | **4.4** | **0.1** | **—** | **1.1** | 5.2 | 0.1 | — | 1.4 | 1.7 |
| Inter-asset transfers | **(57.9)** | **(53.9)** | **(32.4)** | **(68.7)** | **(53.2)** | (12.5) | (26.1) | (30.9) | (45.3) | (28.9) |
| Total Oil Sands – non-upgraded bitumen production | **240.0** | **254.3** | **262.2** | **273.9** | **257.7** | 177.3 | 174.1 | 176.8 | 281.7 | 202.6 |
| **Oil Sands production volumes to market** | | | | | | | | | | |
| Upgraded – net SCO and diesel | **545.0** | **461.7** | **513.8** | **543.6** | **516.1** | 497.8 | 505.0 | 469.3 | 475.7 | 487.0 |
| Non-upgraded bitumen | **240.0** | **254.3** | **262.2** | **273.9** | **257.7** | 177.3 | 174.1 | 176.8 | 281.7 | 202.6 |
| **Total Oil Sands production volumes** | **785.0** | **716.0** | **776.0** | **817.5** | **773.8** | 675.1 | 679.1 | 646.1 | 757.4 | 689.6 |
| **Oil Sands sales volumes** (mbbls/d) | | | | | | | | | | |
| Upgraded – net SCO and diesel | **550.3** | **453.8** | **510.3** | **538.3** | **513.2** | 504.0 | 511.5 | 474.1 | 457.3 | 486.6 |
| Non-upgraded bitumen | **233.8** | **272.6** | **254.2** | **282.3** | **260.8** | 174.1 | 163.6 | 181.6 | 277.5 | 199.4 |
| **Total Oil Sands sales volumes** | **784.1** | **726.4** | **764.5** | **820.6** | **774.0** | 678.1 | 675.1 | 655.7 | 734.8 | 686.0 |
| **Oil Sands operations cash operating costs**[1][B] ($ millions) | | | | | | | | | | |
| Cash costs | **1 107** | **1 123** | **1 045** | **1 235** | **4 510** | 1 024 | 1 082 | 1 020 | 1 199 | 4 325 |
| Natural gas | **103** | **65** | **40** | **80** | **288** | 155 | 84 | 80 | 107 | 426 |
| | **1 210** | **1 188** | **1 085** | **1 315** | **4 798** | 1 179 | 1 166 | 1 100 | 1 306 | 4 751 |
| **Oil Sands operations cash operating costs**[1][B] ($/bbl)* | | | | | | | | | | |
| Cash costs | **24.55** | **26.90** | **24.80** | **24.95** | **25.30** | 25.70 | 27.00 | 27.00 | 28.30 | 27.05 |
| Natural gas | **2.30** | **1.55** | **0.95** | **1.60** | **1.60** | 3.90 | 2.10 | 2.15 | 2.50 | 2.65 |
| | **26.85** | **28.45** | **25.75** | **26.55** | **26.90** | 29.60 | 29.10 | 29.15 | 30.80 | 29.70 |
| **Fort Hills cash operating costs**[1][B][C] ($ millions) | | | | | | | | | | |
| Cash costs | **505** | **453** | **501** | **493** | **1 952** | 260 | 301 | 331 | 382 | 1 274 |
| Natural gas | **26** | **12** | **9** | **17** | **64** | 18 | 14 | 13 | 16 | 61 |
| | **531** | **465** | **510** | **510** | **2 016** | 278 | 315 | 344 | 398 | 1 335 |
| **Fort Hills cash operating costs**[1][B][C] ($/bbl)* | | | | | | | | | | |
| Cash costs | **31.20** | **29.80** | **32.80** | **33.15** | **31.75** | 38.80 | 29.95 | 41.80 | 26.95 | 32.85 |
| Natural gas | **1.65** | **0.80** | **0.60** | **1.10** | **1.05** | 2.60 | 1.45 | 1.60 | 1.15 | 1.55 |
| | **32.85** | **30.60** | **33.40** | **34.25** | **32.80** | 41.40 | 31.40 | 43.40 | 28.10 | 34.40 |
| **Syncrude cash operating costs**[1][B] ($ millions) | | | | | | | | | | |
| Cash costs | **620** | **615** | **643** | **637** | **2 515** | 655 | 647 | 592 | 629 | 2 523 |
| Natural gas | **22** | **10** | **6** | **12** | **50** | 34 | 18 | 17 | 19 | 88 |
| | **642** | **625** | **649** | **649** | **2 565** | 689 | 665 | 609 | 648 | 2 611 |
| **Syncrude cash operating costs**[1][B] ($/bbl)* | | | | | | | | | | |
| Cash costs | **34.45** | **39.50** | **32.70** | **32.20** | **34.45** | 38.25 | 41.45 | 32.20 | 32.85 | 35.90 |
| Natural gas | **1.25** | **0.65** | **0.30** | **0.60** | **0.70** | 2.00 | 1.15 | 0.95 | 1.00 | 1.25 |
| | **35.70** | **40.15** | **33.00** | **32.80** | **35.15** | 40.25 | 42.60 | 33.15 | 33.85 | 37.15 |

(A) Beginning in the first quarter of 2024, to better reflect the company's individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(C) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

# Quarterly Operating Summary (continued)

(unaudited)

| Oil Sands Segment Operating Netbacks[(A)(B)] | Mar 31 2024 | Quarter Ended Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Total Year 2024 | Mar 31 2023 | Quarter Ended Jun 30 2023 | Sep 30 2023 | Dec 31 2023 | Total Year 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Non-upgraded bitumen ($/bbl)** | | | | | | | | | | |
| Average price realized | 72.52 | 88.08 | 79.37 | 76.43 | 79.31 | 58.49 | 77.93 | 97.75 | 70.76 | 75.78 |
| Royalties | (10.41) | (13.29) | (10.77) | (12.13) | (11.71) | (3.88) | (10.07) | (15.44) | (10.62) | (10.16) |
| Transportation and distribution costs | (7.41) | (5.62) | (6.49) | (7.19) | (6.66) | (6.99) | (8.02) | (8.40) | (7.79) | (7.81) |
| Net operating expenses | (22.74) | (19.94) | (22.93) | (19.65) | (21.22) | (22.92) | (21.65) | (21.46) | (17.91) | (20.56) |
| Operating netback | 31.96 | 49.23 | 39.18 | 37.46 | 39.72 | 24.70 | 38.19 | 52.45 | 34.44 | 37.25 |
| **Upgraded – net SCO and diesel ($/bbl)** | | | | | | | | | | |
| Average price realized | 93.64 | 110.20 | 103.52 | 98.58 | 101.05 | 102.40 | 99.14 | 109.80 | 100.97 | 103.02 |
| Royalties | (11.19) | (16.25) | (14.32) | (12.58) | (13.45) | (4.66) | (9.64) | (19.56) | (8.80) | (10.60) |
| Transportation and distribution costs | (2.67) | (3.71) | (2.95) | (3.30) | (3.14) | (3.53) | (3.78) | (2.61) | (4.65) | (3.62) |
| Net operating expenses | (34.49) | (39.28) | (33.39) | (35.31) | (35.48) | (38.72) | (38.66) | (37.42) | (40.96) | (38.92) |
| Operating netback | 45.29 | 50.96 | 52.86 | 47.39 | 48.98 | 55.49 | 47.06 | 50.21 | 46.56 | 49.88 |
| **Average Oil Sands segment ($/bbl)** | | | | | | | | | | |
| Average price realized | 87.34 | 101.90 | 95.49 | 90.96 | 93.73 | 91.13 | 94.00 | 106.46 | 89.56 | 95.10 |
| Royalties | (10.96) | (15.14) | (13.14) | (12.43) | (12.87) | (4.46) | (9.74) | (18.42) | (9.49) | (10.48) |
| Transportation and distribution costs | (4.10) | (4.42) | (4.13) | (4.64) | (4.32) | (4.42) | (4.81) | (4.21) | (5.84) | (4.83) |
| Net operating expenses | (30.98) | (32.02) | (29.91) | (29.92) | (30.68) | (34.67) | (34.54) | (33.00) | (32.26) | (33.58) |
| Operating netback | 41.30 | 50.32 | 48.31 | 43.97 | 45.86 | 47.58 | 44.91 | 50.83 | 41.97 | 46.21 |

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B)   Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

# Quarterly Operating Summary (continued)

(unaudited)

| Exploration and Production | Quarter Ended Mar 31 2024 | Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Total Year 2024 | Quarter Ended Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 | Total Year 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Production volumes** | | | | | | | | | | |
| E&P Canada (mbbls/d) | **46.7** | **49.0** | **52.6** | **50.3** | **49.7** | 46.7 | 45.9 | 39.8 | 45.3 | 44.4 |
| E&P International (mboe/d) | **3.6** | **5.6** | **—** | **7.2** | **4.1** | 20.3 | 16.9 | 4.6 | 5.4 | 11.7 |
| **Total production volumes** (mboe/d) | **50.3** | **54.6** | **52.6** | **57.5** | **53.8** | 67.0 | 62.8 | 44.4 | 50.7 | 56.1 |
| **Total sales volumes** (mboe/d) | **63.3** | **46.8** | **70.1** | **44.8** | **56.2** | 68.7 | 71.6 | 42.7 | 29.2 | 52.9 |
| **Operating Netbacks**(A)(B) | | | | | | | | | | |
| E&P Canada ($/bbl) | | | | | | | | | | |
| Average price realized | **111.73** | **117.08** | **111.40** | **104.85** | **111.61** | 104.39 | 108.44 | 120.59 | 118.20 | 111.49 |
| Royalties | **(14.68)** | **(9.43)** | **(14.63)** | **(19.45)** | **(14.50)** | (11.60) | (13.46) | (16.33) | (15.10) | (13.82) |
| Transportation and distribution costs | **(4.21)** | **(5.69)** | **(2.16)** | **(6.59)** | **(4.23)** | (3.28) | (2.63) | (3.38) | (8.69) | (3.87) |
| Operating costs | **(21.46)** | **(27.23)** | **(17.90)** | **(25.29)** | **(22.06)** | (16.48) | (18.57) | (20.18) | (31.23) | (20.17) |
| Operating netback | **71.38** | **74.73** | **76.71** | **53.52** | **70.82** | 73.03 | 73.78 | 80.70 | 63.18 | 73.63 |
| E&P International (excluding Libya) ($/boe)(C) | | | | | | | | | | |
| Average price realized | **—** | **—** | **—** | **—** | **—** | 116.95 | 105.63 | — | — | 112.16 |
| Transportation and distribution costs | **—** | **—** | **—** | **—** | **—** | (3.13) | (3.19) | — | — | (3.16) |
| Operating costs | **—** | **—** | **—** | **—** | **—** | (12.00) | (19.16) | — | — | (15.03) |
| Operating netback | **—** | **—** | **—** | **—** | **—** | 101.82 | 83.28 | — | — | 93.97 |

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B) Netbacks are based on sales volumes.

(C) In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

| Refining and Marketing | Mar 31 2024 | Quarter Ended Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Total Year 2024 | Mar 31 2023 | Quarter Ended Jun 30 2023 | Sep 30 2023 | Dec 31 2023 | Total Year 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Refined product sales** (mbbls/d) | **581.0** | **594.7** | **612.3** | **613.3** | **600.4** | 514.8 | 547.0 | 574.1 | 575.5 | 553.1 |
| **Crude oil processed** (mbbls/d) | **455.3** | **430.5** | **487.6** | **486.2** | **465.0** | 367.7 | 394.4 | 463.2 | 455.9 | 420.7 |
| **Rack forward sales volume** (ML) | **5 108** | **5 592** | **5 955** | **5 609** | **22 264** | 4 654 | 5 073 | 5 445 | 5 286 | 20 458 |
| **Utilization of refining capacity** (%) | **98** | **92** | **105** | **104** | **100** | 79 | 85 | 99 | 98 | 90 |
| **Refining and marketing margin – first-in, first-out (FIFO)** ($/bbl)[A] | **46.65** | **37.65** | **32.25** | **30.00** | **36.40** | 55.45 | 38.10 | 50.10 | 37.45 | 45.00 |
| **Refining and marketing margin – last-in, first-out (LIFO)** ($/bbl)[A] | **45.75** | **36.35** | **35.85** | **30.60** | **37.00** | 59.15 | 41.10 | 42.45 | 47.05 | 47.00 |
| **Rack forward gross margin** (cpl)[A] | **5.00** | **6.25** | **7.30** | **7.35** | **6.50** | 7.20 | 6.35 | 5.95 | 6.90 | 6.55 |
| **Refining operating expense** ($/bbl)[A][B] | **7.15** | **6.95** | **5.80** | **6.55** | **6.60** | 8.15 | 7.95 | 6.20 | 7.65 | 7.45 |
| **Rack forward operating expense** (cpl)[A] | **3.20** | **3.10** | **3.10** | **3.45** | **3.25** | 3.35 | 3.10 | 3.10 | 4.20 | 3.45 |
| **Eastern North America** | | | | | | | | | | |
| **Refined product sales** (mbbls/d) | | | | | | | | | | |
| Transportation fuels | | | | | | | | | | |
| Gasoline | **112.6** | **112.9** | **121.6** | **127.2** | **118.6** | 111.9 | 108.9 | 112.6 | 115.2 | 112.2 |
| Distillate | **118.4** | **105.0** | **120.4** | **121.3** | **116.3** | 102.0 | 104.0 | 101.1 | 110.1 | 104.3 |
| Total transportation fuel sales | **231.0** | **217.9** | **242.0** | **248.5** | **234.9** | 213.9 | 212.9 | 213.7 | 225.3 | 216.5 |
| Petrochemicals | **13.7** | **10.3** | **6.3** | **9.5** | **10.0** | 11.5 | 14.5 | 8.6 | 8.1 | 10.6 |
| Asphalt | **15.8** | **15.3** | **24.2** | **20.8** | **19.1** | 14.7 | 18.9 | 22.5 | 17.6 | 18.4 |
| Other | **24.6** | **23.4** | **19.6** | **27.0** | **23.6** | 28.7 | 21.2 | 19.4 | 21.9 | 22.9 |
| **Total refined product sales** | **285.1** | **266.9** | **292.1** | **305.8** | **287.6** | 268.8 | 267.5 | 264.2 | 272.9 | 268.4 |
| **Crude oil supply and refining** | | | | | | | | | | |
| Processed at refineries (mbbls/d) | **216.5** | **169.8** | **235.4** | **232.4** | **213.6** | 203.9 | 212.3 | 215.4 | 217.8 | 212.4 |
| Utilization of refining capacity (%) | **98** | **76** | **106** | **105** | **96** | 92 | 96 | 97 | 98 | 96 |
| **Western North America** | | | | | | | | | | |
| **Refined product sales** (mbbls/d) | | | | | | | | | | |
| Transportation fuels | | | | | | | | | | |
| Gasoline | **130.9** | **140.0** | **135.0** | **133.1** | **134.7** | 96.4 | 111.2 | 126.0 | 129.0 | 115.8 |
| Distillate | **141.7** | **152.0** | **146.3** | **142.2** | **145.6** | 130.7 | 140.4 | 145.9 | 141.3 | 139.6 |
| Total transportation fuel sales | **272.6** | **292.0** | **281.3** | **275.3** | **280.3** | 227.1 | 251.6 | 271.9 | 270.3 | 255.4 |
| Asphalt | **5.4** | **13.4** | **16.6** | **11.7** | **11.8** | 2.4 | 9.7 | 19.3 | 11.6 | 10.8 |
| Other | **17.9** | **22.4** | **22.3** | **20.5** | **20.7** | 16.5 | 18.2 | 18.7 | 20.7 | 18.5 |
| **Total refined product sales** | **295.9** | **327.8** | **320.2** | **307.5** | **312.8** | 246.0 | 279.5 | 309.9 | 302.6 | 284.7 |
| **Crude oil supply and refining** | | | | | | | | | | |
| Processed at refineries (mbbls/d) | **238.8** | **260.7** | **252.2** | **253.8** | **251.4** | 163.8 | 182.1 | 247.8 | 238.1 | 208.3 |
| Utilization of refining capacity (%) | **98** | **107** | **103** | **104** | **103** | 67 | 75 | 102 | 98 | 85 |

(A) Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

# Five-Year Financial Summary

(unaudited)

| ($ millions) | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Gross revenues** | **54 881** | 52 206 | 62 907 | 41 133 | 24 900 |
| **Less: Royalties** | **(4 192)** | (3 114) | (4 571) | (2 001) | (238) |
| **Operating revenues, net of royalties** | **50 689** | 49 092 | 58 336 | 39 132 | 24 662 |
| **Earnings (loss) before income taxes**[(A)] | | | | | |
| Oil Sands | **6 607** | 6 811 | 5 633 | 2 825 | (5 238) |
| Exploration and Production | **867** | 1 691 | 3 221 | 1 791 | (1 089) |
| Refining and Marketing | **2 596** | 3 383 | 5 694 | 2 867 | 1 167 |
| Corporate and Eliminations | **(1 883)** | (1 296) | (2 232) | (1 913) | (937) |
| Income tax (expense) recovery | **(2 171)** | (2 294) | (3 239) | (1 451) | 1 778 |
| Net earnings (loss) | **6 016** | 8 295 | 9 077 | 4 119 | (4 319) |
| **Adjusted operating earnings (loss)**[(A)(B)] | | | | | |
| Oil Sands | **6 505** | 5 967 | 9 042 | 2 829 | (3 214) |
| Exploration and Production | **867** | 1 084 | 2 494 | 1 343 | 30 |
| Refining and Marketing | **2 600** | 3 367 | 5 687 | 2 857 | 1 189 |
| Corporate and Eliminations | **(813)** | (1 349) | (1 503) | (1 778) | (1 249) |
| Income tax (expense) recovery included in adjusted operating earnings | **(2 275)** | (2 392) | (4 154) | (1 446) | 1 031 |
| Total | **6 884** | 6 677 | 11 566 | 3 805 | (2 213) |
| **Adjusted funds from (used in) operations**[(A)(B)] | | | | | |
| Oil Sands | **11 842** | 10 725 | 13 831 | 7 575 | 1 341 |
| Exploration and Production | **1 610** | 1 612 | 3 178 | 1 951 | 1 118 |
| Refining and Marketing | **3 538** | 4 268 | 6 561 | 3 831 | 2 033 |
| Corporate and Eliminations | **(679)** | (1 546) | (1 240) | (1 705) | (1 275) |
| Current income tax (expense) recovery | **(2 465)** | (1 734) | (4 229) | (1 395) | 659 |
| Total | **13 846** | 13 325 | 18 101 | 10 257 | 3 876 |
| Change in non-cash working capital | **2 114** | (981) | (2 421) | 1 507 | (1 201) |
| **Cash flow provided by operating activities** | **15 960** | 12 344 | 15 680 | 11 764 | 2 675 |
| **Free funds flow (deficit)**[(B)] | | | | | |
| Oil Sands | **7 502** | 6 629 | 10 291 | 4 407 | (1 395) |
| Exploration and Production | **703** | 944 | 2 735 | 1 681 | 629 |
| Refining and Marketing | **2 348** | 3 266 | 5 745 | 3 006 | 1 518 |
| Corporate and Eliminations | **(725)** | (1 608) | (1 428) | (1 997) | (1 461) |
| Current income tax (expense) recovery | **(2 465)** | (1 734) | (4 229) | (1 395) | 659 |
| Total | **7 363** | 7 497 | 13 114 | 5 702 | (50) |
| **Returns to shareholders** | | | | | |
| Dividends paid on common shares | **2 803** | 2 749 | 2 596 | 1 550 | 1 670 |
| Repurchase of common shares | **2 908** | 2 233 | 5 135 | 2 304 | 307 |
| Total returns to shareholders | **5 711** | 4 982 | 7 731 | 3 854 | 1 977 |
| **Capital and exploration expenditures (including capitalized interest)** | | | | | |
| Oil Sands | **4 340** | 4 096 | 3 540 | 3 168 | 2 736 |
| Exploration and Production[(C)] | **907** | 668 | 443 | 270 | 489 |
| Refining and Marketing | **1 190** | 1 002 | 816 | 825 | 515 |
| Corporate and Eliminations[(D)] | **46** | 62 | 188 | 292 | 186 |
| Total capital and exploration expenditures | **6 483** | 5 828 | 4 987 | 4 555 | 3 926 |
| **Total assets** | **89 784** | 88 539 | 84 618 | 83 739 | 84 616 |

(A) Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change had no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this Annual Report for a discussion on income taxes.

(B) Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(C) Excludes capital expenditures related to assets previously held for sale of $108 million for the year ended December 31, 2023 and $57 million for the year ended December 31, 2022.

(D) Excludes capital expenditures related to assets previously held for sale of $76 million for the year ended December 31, 2022.

See accompanying footnotes and definitions to the operating summaries.

# Five-Year Financial Summary (continued)

(unaudited)

| | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Total Suncor Employees** (number at year end)[(A)] | **15 010** | 14 906 | 16 558 | 16 922 | 12 591 |
| **Per common share** | | | | | |
| Net earnings (loss) – basic | **4.72** | 6.34 | 6.54 | 2.77 | (2.83) |
| Net earnings (loss) – diluted | **4.72** | 6.33 | 6.53 | 2.77 | (2.83) |
| Adjusted operating earnings (loss)[(B)(C)(D)(E)] | **5.40** | 5.10 | 8.34 | 2.56 | (1.45) |
| Cash dividends[(B)] | **2.22** | 2.11 | 1.88 | 1.05 | 1.10 |
| Adjusted funds from operations[(B)(C)(D)] | **10.87** | 10.19 | 13.05 | 6.89 | 2.54 |
| Cash flow provided by operating activities[(B)] | **12.53** | 9.44 | 11.30 | 7.91 | 1.75 |
| Free funds flow (deficit)[(B)(C)] | **5.78** | 5.73 | 9.45 | 3.83 | (0.03) |
| **Ratios** | | | | | |
| ROCE[(C)(F)] (%) | **13.0** | 16.3 | 20.2 | 8.9 | (7.6) |
| ROCE excluding impairments and impairment reversals[(C)(F)(G)] (%) | **13.0** | 16.3 | 23.7 | 8.5 | (3.2) |
| Total debt to total debt plus shareholders' equity[(C)(H)] (%) | **18.9** | 21.1 | 24.3 | 29.7 | 34.4 |
| Net debt to net debt plus shareholders' equity[(C)(H)] (%) | **13.4** | 18.5 | 21.3 | 26.6 | 32.1 |
| Net debt to adjusted funds from operations (times)[(C)(D)(H)] | **0.5** | 0.7 | 0.6 | 1.3 | 4.4 |

(A)  In 2021, Suncor became operator of the Syncrude asset and the additional Syncrude employees are reflected in the company's total employees. In addition to Suncor's employees, the company also uses independent contractors and temporary workers to supply a range of services. As at December 31, 2024, Suncor had 484 contractors and temporary workers (807 in 2023, 1 266 in 2022, 1 432 in 2021 and 679 in 2020).

(B)  Presented on a basic per share basis.

(C)  Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(D)  Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(E)  Beginning in 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

(F)  Beginning in 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(G)  ROCE was impacted by the $1.125 billion non-cash gain on acquisition of TotalEnergies Canada for the twelve months ended December 31, 2023, and for the first nine months of 2024.

(H)  Beginning in 2024, the company revised the definition of total debt and net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the operating summaries.

# Five-Year Operating Summary

(unaudited)

| Oil Sands | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Production volumes (mbbls/d)[(A)]** | | | | | |
| **Total Oil Sands bitumen production** | **907.0** | 819.8 | 790.5 | 770.3 | 710.4 |
| **Oil Sands production volumes[(B)]** | | | | | |
| Oil Sands operations – SCO, diesel and other products | **345.8** | 314.9 | 314.6 | 313.7 | 311.8 |
| Oil Sands operations – Bitumen | **141.8** | 123.4 | 101.1 | 125.5 | 69.1 |
| Syncrude – SCO, diesel and bitumen | **199.5** | 192.6 | 184.8 | 172.4 | 165.7 |
| Fort Hills – Bitumen | **168.0** | 106.4 | 85.1 | 50.7 | 58.1 |
| Inter-asset transfers and consumption | **(81.3)** | (47.7) | (20.4) | (18.1) | (11.3) |
| **Total Oil Sands production volumes** | **773.8** | 689.6 | 665.2 | 644.2 | 593.4 |
| **Oil Sands – upgraded – net SCO and diesel** | | | | | |
| Oil Sands operations | **345.8** | 314.9 | 314.6 | 313.7 | 311.8 |
| Syncrude | **198.4** | 190.9 | 179.1 | 169.8 | 165.7 |
| Inter-asset transfers and consumption | **(28.1)** | (18.8) | (13.7) | (14.9) | (11.3) |
| Total Oil Sands – upgraded – net SCO and diesel production | **516.1** | 487.0 | 480.0 | 468.6 | 466.2 |
| **Oil Sands – non-upgraded bitumen** | | | | | |
| Oil Sands operations | **141.8** | 123.4 | 101.1 | 125.5 | 69.1 |
| Fort Hills | **168.0** | 106.4 | 85.1 | 50.7 | 58.1 |
| Syncrude | **1.1** | 1.7 | 5.7 | 2.6 | — |
| Inter-asset transfers | **(53.2)** | (28.9) | (6.7) | (3.2) | — |
| Total Oil Sands – non-upgraded bitumen production | **257.7** | 202.6 | 185.2 | 175.6 | 127.2 |
| **Oil Sands production volumes to market** | | | | | |
| Upgraded – net SCO and diesel | **516.1** | 487.0 | 480.0 | 468.6 | 466.2 |
| Non-upgraded bitumen | **257.7** | 202.6 | 185.2 | 175.6 | 127.2 |
| **Total Oil Sands production volumes** | **773.8** | 689.6 | 665.2 | 644.2 | 593.4 |
| **Oil Sands sales volumes (mbbls/d)** | | | | | |
| Upgraded – net SCO and diesel | **513.2** | 486.6 | 482.6 | 465.7 | 467.9 |
| Non-upgraded bitumen | **260.8** | 199.4 | 180.7 | 183.8 | 125.6 |
| **Total Oil Sands sales volumes** | **774.0** | 686.0 | 663.3 | 649.5 | 593.5 |
| **Oil Sands operations cash operating costs[(1)(C)] ($ millions)** | | | | | |
| Cash costs | **4 510** | 4 325 | 3 803 | 3 603 | 3 571 |
| Natural gas | **288** | 426 | 738 | 554 | 363 |
| | **4 798** | 4 751 | 4 541 | 4 157 | 3 934 |
| **Oil Sands operations cash operating costs[(1)(C)] ($/bbl)*** | | | | | |
| Cash costs | **25.30** | 27.05 | 25.10 | 22.45 | 25.60 |
| Natural gas | **1.60** | 2.65 | 4.85 | 3.45 | 2.60 |
| | **26.90** | 29.70 | 29.95 | 25.90 | 28.20 |
| **Fort Hills cash operating costs[(1)(C)(D)] ($ millions)** | | | | | |
| Cash costs | **1 952** | 1 274 | 835 | 706 | 657 |
| Natural gas | **64** | 61 | 97 | 58 | 41 |
| | **2 016** | 1 335 | 932 | 764 | 698 |
| **Fort Hills cash operating costs[(1)(C)(D)] ($/bbl)*** | | | | | |
| Cash costs | **31.75** | 32.85 | 26.90 | 38.20 | 30.90 |
| Natural gas | **1.05** | 1.55 | 3.10 | 3.15 | 1.90 |
| | **32.80** | 34.40 | 30.00 | 41.35 | 32.80 |
| **Syncrude cash operating costs[(1)(C)] ($ millions)** | | | | | |
| Cash costs | **2 515** | 2 523 | 2 325 | 2 111 | 1 974 |
| Natural gas | **50** | 88 | 147 | 104 | 76 |
| | **2 565** | 2 611 | 2 472 | 2 215 | 2 050 |
| **Syncrude cash operating costs[(1)(C)] ($/bbl)*** | | | | | |
| Cash costs | **34.45** | 35.90 | 34.45 | 33.55 | 32.55 |
| Natural gas | **0.70** | 1.25 | 2.20 | 1.65 | 1.25 |
| | **35.15** | 37.15 | 36.65 | 35.20 | 33.80 |

(A) Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes.

(B) Beginning in 2024, to better reflect the company's individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(C) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(D) In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

# Five-Year Operating Summary (continued)

(unaudited)

| Oil Sands Segment Operating Netbacks[A][B][C] | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Non-upgraded bitumen ($/bbl)** | | | | | |
| Average price realized | **79.31** | 75.78 | 91.27 | 59.16 | 28.44 |
| Royalties | **(11.71)** | (10.16) | (13.81) | (5.53) | (0.32) |
| Transportation and distribution costs | **(6.66)** | (7.81) | (6.64) | (5.36) | (6.07) |
| Net operating expenses | **(21.22)** | (20.56) | (20.27) | (18.52) | (20.06) |
| Operating netback | **39.72** | 37.25 | 50.55 | 29.75 | 1.99 |
| **Upgraded – net SCO and diesel ($/bbl)** | | | | | |
| Average price realized | **101.05** | 103.02 | 123.25 | 82.24 | 48.19 |
| Royalties | **(13.45)** | (10.60) | (17.27) | (6.75) | (0.45) |
| Transportation and distribution costs | **(3.14)** | (3.62) | (4.37) | (4.51) | (4.36) |
| Net operating expenses | **(35.48)** | (38.92) | (37.56) | (34.06) | (33.61) |
| Operating netback | **48.98** | 49.88 | 64.05 | 36.92 | 9.77 |
| **Average Oil Sands segment ($/bbl)** | | | | | |
| Average price realized | **93.73** | 95.10 | 114.56 | 75.71 | 44.01 |
| Royalties | **(12.87)** | (10.48) | (16.33) | (6.41) | (0.44) |
| Transportation and distribution costs | **(4.32)** | (4.83) | (4.99) | (4.75) | (4.72) |
| Net operating expenses | **(30.68)** | (33.58) | (32.85) | (29.65) | (30.74) |
| Operating netback | **45.86** | 46.21 | 60.39 | 34.90 | 8.11 |

(A)   Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(B)   Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

(C)   Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations.

See accompanying footnotes and definitions to the operating summaries.

| Exploration and Production | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Production volumes**(A) | | | | | |
| E&P Canada (mbbls/d) | **49.7** | 44.4 | 50.2 | 54.4 | 59.7 |
| E&P International (mboe/d) | **4.1** | 11.7 | 27.8 | 33.1 | 42.0 |
| **Total production volumes** (mboe/d) | **53.8** | 56.1 | 78.0 | 87.5 | 101.7 |
| **Total sales volumes** (mboe/d) | **56.2** | 52.9 | 80.6 | 82.8 | 102.6 |
| **Operating Netbacks**(B)(C) | | | | | |
| E&P Canada ($/bbl) | | | | | |
| Average price realized | **111.61** | 111.49 | 131.35 | 87.04 | 52.62 |
| Royalties | **(14.50)** | (13.82) | (18.25) | (12.20) | (4.30) |
| Transportation and distribution costs | **(4.23)** | (3.87) | (3.28) | (2.34) | (2.93) |
| Operating costs | **(22.06)** | (20.17) | (14.69) | (11.74) | (12.23) |
| Operating netback | **70.82** | 73.63 | 95.13 | 60.76 | 33.16 |
| E&P International (excluding Libya) ($/boe)(D) | | | | | |
| Average price realized | **—** | 112.16 | 129.18 | 84.76 | 52.51 |
| Transportation and distribution costs | **—** | (3.16) | (2.57) | (2.60) | (2.23) |
| Operating costs | **—** | (15.03) | (9.66) | (10.40) | (7.06) |
| Operating netback | **—** | 93.97 | 116.95 | 71.76 | 43.22 |

(A)  Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation.

(B)  Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(C)  Netbacks are based on sales volumes.

(D)  In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

| Refining and Marketing | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| Refined product sales (mbbls/d) | 600.4 | 553.1 | 553.6 | 528.4 | 503.4 |
| Crude oil processed (mbbls/d) | 465.0 | 420.7 | 433.2 | 415.5 | 407.0 |
| Rack forward sales volume (ML) | 22 264 | 20 458 | 21 448 | 20 430 | 19 503 |
| Utilization of refining capacity (%)[A] | 100 | 90 | 93 | 89 | 88 |
| Refining and marketing margin – FIFO ($/bbl)[B] | 36.40 | 45.00 | 55.85 | 36.85 | 25.30 |
| Refining and marketing margin – LIFO ($/bbl)[B] | 37.00 | 47.00 | 54.45 | 30.90 | 28.65 |
| Rack forward gross margin (cpl)[B][C] | 6.50 | 6.55 | 6.30 | 7.10 | 7.10 |
| Refining operating expense ($/bbl)[B][D] | 6.60 | 7.45 | 7.00 | 5.95 | 5.50 |
| Rack forward operating expense (cpl)[B][C] | 3.25 | 3.45 | 3.00 | 2.90 | 2.95 |
| **Eastern North America** | | | | | |
| Refined product sales (mbbls/d) | | | | | |
| Transportation fuels | | | | | |
| Gasoline | 118.6 | 112.2 | 107.0 | 110.2 | 103.6 |
| Distillate[E] | 116.3 | 104.3 | 96.9 | 94.7 | 91.9 |
| Total transportation fuel sales | 234.9 | 216.5 | 203.9 | 204.9 | 195.5 |
| Petrochemicals | 10.0 | 10.6 | 10.2 | 12.4 | 9.1 |
| Asphalt | 19.1 | 18.4 | 18.7 | 17.9 | 14.9 |
| Other | 23.6 | 22.9 | 26.5 | 21.0 | 23.5 |
| Total refined product sales | 287.6 | 268.4 | 259.3 | 256.2 | 243.0 |
| Crude oil supply and refining | | | | | |
| Processed at refineries (mbbls/d) | 213.6 | 212.4 | 206.2 | 202.8 | 201.0 |
| Utilization of refining capacity (%) | 96 | 96 | 93 | 91 | 91 |
| **Western North America** | | | | | |
| Refined product sales (mbbls/d) | | | | | |
| Transportation fuels | | | | | |
| Gasoline | 134.7 | 115.8 | 120.6 | 115.6 | 110.5 |
| Distillate[E] | 145.6 | 139.6 | 147.7 | 133.8 | 123.8 |
| Total transportation fuel sales | 280.3 | 255.4 | 268.3 | 249.4 | 234.3 |
| Asphalt | 11.8 | 10.8 | 11.9 | 9.7 | 12.6 |
| Other | 20.7 | 18.5 | 14.1 | 13.1 | 13.5 |
| Total refined product sales | 312.8 | 284.7 | 294.3 | 272.2 | 260.4 |
| Crude oil supply and refining | | | | | |
| Processed at refineries (mbbls/d) | 251.4 | 208.3 | 227.0 | 212.7 | 206.0 |
| Utilization of refining capacity (%)[A] | 103 | 85 | 93 | 87 | 86 |
| Retail outlets | 1 854 | 1 798 | 1 810 | 1 804 | 1 800 |

(A)  The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(B)  Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Annual Report.

(C)  In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(D)  In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

(E)  Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the operating summaries.

# Operating Metrics Reconciliation

(unaudited)

## Oil Sands Operating Netbacks[(A)][(B)]

($ millions, except per barrel amounts)

| Quarter ended | December 31, 2024 Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | September 30, 2024 Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
|---|---|---|---|---|---|---|
| Operating revenues | 2 682 | 4 979 | 7 661 | 2 362 | 4 883 | 7 245 |
| Other income (loss) | 30 | 4 | 34 | (7) | 22 | 15 |
| Purchases of crude oil and products | (695) | (53) | (748) | (468) | (18) | (486) |
| Gross realization adjustment[(2)] | (32) | (48) | | (33) | (27) | |
| Gross realizations | 1 985 | 4 882 | | 1 854 | 4 860 | |
| Royalties | (315) | (624) | (939) | (251) | (672) | (923) |
| Transportation and distribution | (187) | (163) | (350) | (152) | (139) | (291) |
| Operating, selling and general (OS&G) | (551) | (1 894) | (2 445) | (615) | (1 608) | (2 223) |
| OS&G adjustment[(3)] | 41 | 144 | | 79 | 42 | |
| Net operating expenses | (510) | (1 750) | | (536) | (1 566) | |
| Operating netback | 973 | 2 345 | | 915 | 2 483 | |
| Sales volumes (mbbls) | 25 973 | 49 519 | | 23 383 | 46 952 | |
| Operating netback per barrel | 37.46 | 47.39 | | 39.18 | 52.86 | |

| Quarter ended | June 30, 2024 Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | March 31, 2024 Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
|---|---|---|---|---|---|---|
| Operating revenues | 2 818 | 4 614 | 7 432 | 2 062 | 4 860 | 6 922 |
| Other income (loss) | 60 | 12 | 72 | 59 | (4) | 55 |
| Purchases of crude oil and products | (651) | (45) | (696) | (557) | (72) | (629) |
| Gross realization adjustment[(2)] | (43) | (30) | | (22) | (94) | |
| Gross realizations | 2 184 | 4 551 | | 1 542 | 4 690 | |
| Royalties | (330) | (671) | (1 001) | (222) | (560) | (782) |
| Transportation and distribution | (139) | (153) | (292) | (158) | (134) | (292) |
| OS&G | (572) | (1 706) | (2 278) | (582) | (1 900) | (2 482) |
| OS&G adjustment[(3)] | 77 | 81 | | 98 | 174 | |
| Net operating expenses | (495) | (1 625) | | (484) | (1 726) | |
| Operating netback | 1 220 | 2 102 | | 678 | 2 270 | |
| Sales volumes (mbbls) | 24 811 | 41 296 | | 21 280 | 50 077 | |
| Operating netback per barrel | 49.23 | 50.96 | | 31.96 | 45.29 | |

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

# Operating Metrics Reconciliation <sub></sub>(continued)

(unaudited)

## Oil Sands Operating Netbacks[A][B]
($ millions, except per barrel amounts)

| | December 31, 2023 | | | September 30, 2023 | | |
|---|---|---|---|---|---|---|
| Quarter ended | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
| Operating revenues | 2 646 | 4 341 | 6 987 | 1 891 | 4 912 | 6 803 |
| Other income (loss) | 1 374 | (11) | 1 363 | (5) | 1 | (4) |
| Purchases of crude oil and products | (820) | (29) | (849) | (274) | (43) | (317) |
| Gross realization adjustment[2] | (1 395) | (52) | | 22 | (82) | |
| Gross realizations | 1 805 | 4 249 | | 1 634 | 4 788 | |
| Royalties | (271) | (370) | (641) | (258) | (853) | (1,111) |
| Transportation and distribution | (199) | (195) | (394) | (140) | (114) | (254) |
| OS&G[C] | (573) | (1 823) | (2 396) | (426) | (1 787) | (2 213) |
| OS&G adjustment[3] | 116 | 100 | | 66 | 154 | |
| Net operating expenses | (457) | (1 723) | | (360) | (1 633) | |
| Operating netback | 878 | 1 961 | | 876 | 2 188 | |
| Sales volumes (mbbls) | 25 529 | 42 070 | | 16 711 | 43 620 | |
| Operating netback per barrel | 34.44 | 46.56 | | 52.45 | 50.21 | |

| | June 30, 2023 | | | March 31, 2023 | | |
|---|---|---|---|---|---|---|
| Quarter ended | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
| Operating revenues | 1 446 | 4 732 | 6 178 | 1 235 | 4 832 | 6 067 |
| Other income (loss) | 26 | (31) | (5) | 124 | (9) | 115 |
| Purchases of crude oil and products | (327) | (34) | (361) | (337) | (71) | (408) |
| Gross realization adjustment[2] | 15 | (52) | | (105) | (108) | |
| Gross realizations | 1 160 | 4 615 | | 917 | 4 644 | |
| Royalties | (150) | (449) | (599) | (61) | (211) | (272) |
| Transportation and distribution | (119) | (176) | (295) | (109) | (161) | (270) |
| OS&G[C] | (386) | (1 913) | (2 299) | (474) | (1 947) | (2 421) |
| OS&G adjustment[3] | 63 | 114 | | 115 | 190 | |
| Net operating expenses | (323) | (1 799) | | (359) | (1 757) | |
| Operating netback | 568 | 2 191 | | 388 | 2 515 | |
| Sales volumes (mbbls) | 14 887 | 46 550 | | 15 668 | 45 361 | |
| Operating netback per barrel | 38.19 | 47.06 | | 24.70 | 55.49 | |

(A)  Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

(C)  In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

(unaudited)

## Oil Sands Operating Netbacks[(A)(B)(C)(D)]

($ millions, except per barrel amounts)

|  | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| Year ended | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
| Operating revenues | **9 924** | **19 336** | **29 260** | 7 218 | 18 817 | 26 035 |
| Other income (loss) | **142** | **34** | **176** | 1 519 | (50) | 1 469 |
| Purchases of crude oil and products | **(2 371)** | **(188)** | **(2 559)** | (1 758) | (177) | (1 935) |
| Gross realization adjustment[(2)] | **(130)** | **(199)** | | (1 463) | (294) | |
| Gross realizations | **7 565** | **18 983** | | 5 516 | 18 296 | |
| Royalties | **(1 118)** | **(2 527)** | **(3 645)** | (740) | (1 883) | (2 623) |
| Transportation and distribution | **(636)** | **(589)** | **(1 225)** | (567) | (646) | (1 213) |
| OS&G[(E)] | **(2 320)** | **(7 108)** | **(9 428)** | (1 859) | (7 470) | (9 329) |
| OS&G adjustment[(3)] | **295** | **441** | | 360 | 558 | |
| Net operating expenses | **(2 025)** | **(6 667)** | | (1 499) | (6 912) | |
| Operating netback | **3 786** | **9 200** | | 2 710 | 8 855 | |
| Sales volumes (mbbls) | **95 447** | **187 844** | | 72 795 | 177 601 | |
| Operating netback per barrel | **39.72** | **48.98** | | 37.25 | 49.88 | |

|  | December 31, 2022 | | | December 31, 2021 | | |
|---|---|---|---|---|---|---|
| Year ended | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
| Operating revenues | 7 892 | 22 539 | 30 431 | 5 468 | 14 452 | 19 920 |
| Other (loss) income | (80) | 27 | (53) | (56) | 62 | 6 |
| Purchases of crude oil and products | (1 673) | (377) | (2 050) | (1 231) | (213) | (1 444) |
| Gross realization adjustment[(2)] | (119) | (420) | | (210) | (325) | |
| Gross realizations | 6 020 | 21 769 | | 3 971 | 13 976 | |
| Royalties | (912) | (3 051) | (3 963) | (376) | (1 147) | (1 523) |
| Royalties adjustment[(4)] | — | — | | — | — | |
| Net royalties | (912) | (3 051) | | (376) | (1 147) | |
| Transportation | (438) | (772) | (1 210) | (359) | (767) | (1 126) |
| Transportation adjustment[(5)] | — | — | | — | — | |
| Transportation and distribution | (438) | (772) | | (359) | (767) | |
| OS&G | (1 722) | (7 430) | (9 152) | (1 541) | (6 515) | (8 056) |
| OS&G adjustment[(3)] | 386 | 798 | | 299 | 728 | |
| Net operating expenses | (1 336) | (6 632) | | (1 242) | (5 787) | |
| Operating netback | 3 334 | 11 314 | | 1 994 | 6 275 | |
| Sales volumes (mbbls) | 65 960 | 176 632 | | 67 094 | 169 983 | |
| Operating netback per barrel | 50.55 | 64.05 | | 29.75 | 36.92 | |

(A)  Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations.

(C)  Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D)  Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

(E)  In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills. In the fourth quarter of 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the operating summaries.

# Operating Metrics Reconciliation (continued)

(unaudited)

## Oil Sands Operating Netbacks[A][B][C][D]

($ millions, except per barrel amounts)

| | December 31, 2020 | | |
| Year ended | Non-Upgraded Bitumen | Upgraded – Net SCO and Diesel | Oil Sands Segment |
|---|---|---|---|
| Operating revenues | 2 043 | 8 574 | 10 617 |
| Other income | 21 | 277 | 298 |
| Purchases of crude oil and products | (702) | (142) | (844) |
| Gross realization adjustment[2] | (54) | (458) | |
| Gross realizations | 1 308 | 8 251 | |
| Royalties | (19) | (76) | (95) |
| Royalties adjustment[4] | 4 | — | |
| Net royalties | (15) | (76) | |
| Transportation | (476) | (747) | (1 223) |
| Transportation adjustment[5] | 197 | — | |
| Transportation and distribution | (279) | (747) | |
| OS&G | (1 093) | (6 076) | (7 169) |
| OS&G adjustment[3] | 169 | 322 | |
| Net operating expenses | (924) | (5 754) | |
| Operating netback | 90 | 1 674 | |
| Sales volumes (mbbls) | 45 980 | 171 211 | |
| Operating netback per barrel | 1.99 | 9.77 | |

(A)  Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations.

(C)  Beginning in 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been revised to reflect this change.

(D)  Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the operating summaries.

## Operating Metrics Reconciliation (continued)

(unaudited)

## Exploration and Production Operating Netbacks[A][B]

($ millions, except per barrel amounts)

| Quarter ended | December 31, 2024 | | | | September 30, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | E&P International[C] | E&P Canada | Other[6][7] | E&P Segment | E&P International[C] | E&P Canada | Other[6][7] | E&P Segment |
| Operating revenues | — | 363 | 279 | 642 | — | 718 | — | 718 |
| Royalties | — | (67) | (120) | (187) | — | (94) | — | (94) |
| Transportation and distribution | — | (23) | (3) | (26) | — | (14) | — | (14) |
| OS&G | — | (96) | (28) | (124) | — | (121) | (18) | (139) |
| Non-production costs[8] | — | 9 | | | — | 6 | | |
| Operating netback | — | 186 | | | — | 495 | | |
| Sales volumes (mboe) | — | 3 464 | | | — | 6 451 | | |
| Operating netback per barrel | — | 53.52 | | | — | 76.71 | | |

| Quarter ended | June 30, 2024 | | | | March 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | E&P International[C] | E&P Canada | Other[6][7] | E&P Segment | E&P International[C] | E&P Canada | Other[6][7] | E&P Segment |
| Operating revenues | — | 437 | 236 | 673 | — | 609 | 156 | 765 |
| Royalties | — | (35) | (89) | (124) | — | (80) | (62) | (142) |
| Transportation and distribution | — | (21) | (3) | (24) | — | (23) | (2) | (25) |
| OS&G | — | (109) | (11) | (120) | — | (128) | (13) | (141) |
| Non-production costs[8] | — | 7 | | | — | 11 | | |
| Operating netback | — | 279 | | | — | 389 | | |
| Sales volumes (mboe) | — | 3 748 | | | — | 5 432 | | |
| Operating netback per barrel | — | 74.73 | | | — | 71.38 | | |

(A)   Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)   Netbacks are based on sales volumes.

(C)   In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

(unaudited)

## Exploration and Production Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

| Quarter ended | December 31, 2023 | | | | | September 30, 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | E&P International[(C)] | E&P Canada | Other[(6)(7)] | E&P Segment | | E&P International[(C)] | E&P Canada | Other[(6)(7)] | E&P Segment |
| Operating revenues | — | 259 | 236 | 495 | | — | 423 | 224 | 647 |
| Royalties | — | (33) | (105) | (138) | | — | (57) | (94) | (151) |
| Transportation and distribution | — | (19) | (3) | (22) | | — | (12) | — | (12) |
| OS&G | (5) | (75) | (17) | (97) | | — | (83) | (19) | (102) |
| Non-production costs[(8)] | 5 | 6 | | | | — | 13 | | |
| Operating netback | — | 138 | | | | — | 284 | | |
| Sales volumes (mboe) | — | 2 191 | | | | — | 3 504 | | |
| Operating netback per barrel | — | 63.18 | | | | — | 80.70 | | |

| Quarter ended | June 30, 2023 | | | | | March 31, 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | E&P International[(C)] | E&P Canada | Other[(6)(7)] | E&P Segment | | E&P International | E&P Canada | Other[(6)(7)] | E&P Segment |
| Operating revenues | 122 | 549 | 142 | 813 | | 184 | 458 | 92 | 734 |
| Royalties | — | (68) | (48) | (116) | | — | (51) | (35) | (86) |
| Transportation and distribution | (4) | (13) | (4) | (21) | | (5) | (14) | (2) | (21) |
| OS&G | (27) | (103) | (13) | (143) | | (26) | (81) | (26) | (133) |
| Non-production costs[(8)] | 5 | 9 | | | | 7 | 9 | | |
| Operating netback | 96 | 374 | | | | 160 | 321 | | |
| Sales volumes (mboe) | 1 155 | 5 065 | | | | 1 574 | 4 389 | | |
| Operating netback per barrel | 83.28 | 73.78 | | | | 101.82 | 73.03 | | |

(A)  Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Netbacks are based on sales volumes.

(C)  In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

# Operating Metrics Reconciliation (continued)

(unaudited)

## Exploration and Production Operating Netbacks[(A)(B)]

($ millions, except per barrel amounts)

| Year ended | December 31, 2024 | | | | December 31, 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | E&P International[(C)] | E&P Canada | Other[(6)(7)] | E&P Segment | E&P International[(C)] | E&P Canada | Other[(6)(7)] | E&P Segment |
| Operating revenues | — | **2 127** | **671** | **2 798** | 306 | 1 689 | 694 | 2 689 |
| Royalties | — | **(276)** | **(271)** | **(547)** | — | (209) | (282) | (491) |
| Transportation and distribution | — | **(81)** | **(8)** | **(89)** | (9) | (58) | (9) | (76) |
| OS&G | — | **(454)** | **(70)** | **(524)** | (58) | (342) | (75) | (475) |
| Non-production costs[(8)] | — | **33** | | | 17 | 37 | | |
| Operating netback | — | **1 349** | | | 256 | 1 117 | | |
| Sales volumes (mboe) | — | **19 095** | | | 2 729 | 15 149 | | |
| Operating netback per barrel | — | **70.82** | | | 93.97 | 73.63 | | |

| Year ended | December 31, 2022 | | | | December 31, 2021 | | | |
|---|---|---|---|---|---|---|---|---|
| | E&P International | E&P Canada | Other[(6)(7)] | E&P Segment | E&P International | E&P Canada | Other[(6)(7)] | E&P Segment |
| Operating revenues | 1 222 | 2 464 | 645 | 4 331 | 815 | 1 684 | 479 | 2 978 |
| Royalties | — | (342) | (266) | (608) | — | (237) | (241) | (478) |
| Transportation and distribution | (24) | (61) | (16) | (101) | (25) | (44) | (43) | (112) |
| OS&G | (120) | (327) | (43) | (490) | (133) | (268) | (28) | (429) |
| Non-production costs[(8)] | 25 | 51 | | | 33 | 43 | | |
| Operating netback | 1 103 | 1 785 | | | 690 | 1 178 | | |
| Sales volumes (mboe) | 9 453 | 18 753 | | | 9 616 | 19 386 | | |
| Operating netback per barrel | 116.95 | 95.13 | | | 71.76 | 60.76 | | |

| Year ended | December 31, 2020 | | | |
|---|---|---|---|---|
| | E&P International | E&P Canada | Other[(6)(7)] | E&P Segment |
| Operating revenues | 809 | 1 152 | (62) | 1 899 |
| Royalties | — | (94) | (49) | (143) |
| Transportation and distribution | (34) | (65) | (1) | (100) |
| OS&G | (131) | (301) | (44) | (476) |
| Non-production costs[(8)] | 21 | 33 | | |
| Operating netback | 665 | 725 | | |
| Sales volumes (mboe) | 15 406 | 21 879 | | |
| Operating netback per barrel | 43.22 | 33.16 | | |

(A)  Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Netbacks are based on sales volumes.

(C)  In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the operating summaries.

# Operating Metrics Reconciliation (continued)

(unaudited)

## Refining and Marketing

($ millions, except as noted)

| | | Quarter Ended | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Refining and marketing gross margin reconciliation** | **Mar 31 2024** | **Jun 30 2024** | **Sep 30 2024** | **Dec 31 2024** | Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 |
| Operating revenues | **7 613** | **8 057** | **8 124** | **7 547** | 7 173 | 7 272 | 8 570 | 8 053 |
| Purchases of crude oil and products | **(5 588)** | **(6 519)** | **(6 685)** | **(6 123)** | (5 354) | (5 797) | (6 268) | (6 448) |
| | **2 025** | **1 538** | **1 439** | **1 424** | 1 819 | 1 475 | 2 302 | 1 605 |
| Other income (loss) | **74** | **43** | **80** | **58** | 156 | 13 | (26) | 81 |
| Non-refining and marketing margin[9] | **(42)** | **(13)** | **(1)** | **(56)** | (2) | (33) | (4) | (11) |
| Refining and marketing gross margin – FIFO[A] | **2 057** | **1 568** | **1 518** | **1 426** | 1 973 | 1 455 | 2 272 | 1 675 |
| Refinery production (mbbls)[10] | **44 074** | **41 669** | **47 094** | **47 519** | 35 583 | 38 214 | 45 342 | 44 756 |
| Refining and marketing gross margin – FIFO ($/bbl)[A] | **46.65** | **37.65** | **32.25** | **30.00** | 55.45 | 38.10 | 50.10 | 37.45 |
| FIFO (gain) loss and risk management activities adjustment[B] | **(40)** | **(53)** | **171** | **29** | 131 | 116 | (348) | 431 |
| Refining and marketing gross margin – LIFO[A][B] | **2 017** | **1 515** | **1 689** | **1 455** | 2 104 | 1 571 | 1 924 | 2 106 |
| Refining and marketing gross margin – LIFO ($/bbl)[A][B][C] | **45.75** | **36.35** | **35.85** | **30.60** | 59.15 | 41.10 | 42.45 | 47.05 |
| **Rack forward gross margin** | | | | | | | | |
| Refining and marketing gross margin – FIFO[A] | **2 057** | **1 568** | **1 518** | **1 426** | 1 973 | 1 455 | 2 272 | 1 675 |
| Refining and supply gross margin | **(1 802)** | **(1 218)** | **(1 085)** | **(1 014)** | (1 639) | (1 133) | (1 948) | (1 311) |
| Rack forward gross margin[A][11] | **255** | **350** | **433** | **412** | 334 | 322 | 324 | 364 |
| Sales volume (ML) | **5 108** | **5 592** | **5 955** | **5 609** | 4 654 | 5 073 | 5 445 | 5 286 |
| Rack forward gross margin (cpl)[A] | **5.00** | **6.25** | **7.30** | **7.35** | 7.20 | 6.35 | 5.95 | 6.90 |
| **Refining and rack forward operating expense reconciliation** | | | | | | | | |
| Operating, selling and general | | **618** | **603** | **592** | **653** | 650 | 604 | 610 | 694 |
| Less: Rack forward operating expense[A][12] | A | **165** | **174** | **186** | **195** | 156 | 157 | 170 | 222 |
| Less: Other operating expenses[D][13] | | **138** | **139** | **133** | **147** | 204 | 143 | 159 | 129 |
| Refining operating expense[A][D] | B | **315** | **290** | **273** | **311** | 290 | 304 | 281 | 343 |
| Refinery production (mbbls)[10] | C | **44 074** | **41 669** | **47 094** | **47 519** | 35 583 | 38 214 | 45 342 | 44 756 |
| Refining operating expense ($/bbl)[A][D] | B/C | **7.15** | **6.95** | **5.80** | **6.55** | 8.15 | 7.95 | 6.20 | 7.65 |
| Sales volume (ML) | D | **5 108** | **5 592** | **5 955** | **5 609** | 4 654 | 5 073 | 5 445 | 5 286 |
| Rack forward operating expense (cpl)[A] | A/D | **3.20** | **3.10** | **3.10** | **3.45** | 3.35 | 3.10 | 3.10 | 4.20 |

(A) Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B) Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(D) In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

## Refining and Marketing

($ millions, except as noted)

| | | | Year Ended | | |
|---|---|---|---|---|---|
| **Refining and marketing gross margin reconciliation** | **2024** | 2023 | 2022 | 2021 | 2020 |
| Operating revenues | **31 341** | 31 068 | 36 728 | 22 915 | 15 272 |
| Purchases of crude oil and products | **(24 915)** | (23 867) | (27 261) | (16 807) | (11 243) |
| | **6 426** | 7 201 | 9 467 | 6 108 | 4 029 |
| Other income (loss) | **255** | 224 | (60) | (50) | 48 |
| Non-refining and marketing margin[9] | **(112)** | (50) | (20) | (54) | (57) |
| Refining and marketing gross margin – FIFO[A] | **6 569** | 7 375 | 9 387 | 6 004 | 4 020 |
| Refinery production (mbbls)[10] | **180 356** | 163 895 | 168 149 | 162 862 | 158 991 |
| Refining and marketing gross margin – FIFO ($/bbl)[A] | **36.40** | 45.00 | 55.85 | 36.85 | 25.30 |
| FIFO loss (gain) and risk management activities adjustment[B] | **107** | 330 | (230) | (972) | 532 |
| Refining and marketing gross margin – LIFO[A][B] | **6 676** | 7 705 | 9 157 | 5 032 | 4 552 |
| Refining and marketing gross margin – LIFO ($/bbl)[A][B][C] | **37.00** | 47.00 | 54.45 | 30.90 | 28.65 |
| **Rack forward gross margin[D]** | | | | | |
| Refining and marketing gross margin – FIFO[A] | **6 569** | 7 375 | 9 387 | 6 004 | 4 020 |
| Refining and supply gross margin | **(5 119)** | (6 031) | (8 033) | (4 550) | (2 634) |
| Rack forward gross margin[A][11] | **1 450** | 1 344 | 1 354 | 1 454 | 1 386 |
| Sales volume (ML) | **22 264** | 20 458 | 21 448 | 20 430 | 19 503 |
| Rack forward gross margin (cpl)[A] | **6.50** | 6.55 | 6.30 | 7.10 | 7.10 |
| **Refining and rack forward operating expense reconciliation** | | | | | |
| Operating, selling and general[E] | **2 466** | 2 558 | 2 427 | 2 019 | 1 759 |
| Less: Rack forward operating expense[A][D][12] | **720** | 705 | 644 | 594 | 572 |
| Less: Other operating expenses[F][13] | **557** | 635 | 602 | 457 | 313 |
| Refining operating expense[A][F] | **1 189** | 1 218 | 1 181 | 968 | 874 |
| Refinery production (mbbls)[10] | **180 356** | 163 895 | 168 149 | 162 862 | 158 991 |
| Refining operating expense ($/bbl)[A][F] | **6.60** | 7.45 | 7.00 | 5.95 | 5.50 |
| Sales volume (ML) | **22 264** | 20 458 | 21 448 | 20 430 | 19 503 |
| Rack forward operating expense (cpl)[A][D] | **3.25** | 3.45 | 3.00 | 2.90 | 2.95 |

(A)  Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Annual Report.

(B)  Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)  The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margin presented on a LIFO basis.

(D)  In the second quarter of 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor's integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor's retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company's transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E)  Beginning in 2021, prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

(F)  In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company's Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the operating summaries.

# Quarterly Operating Metrics Reconciliation (continued)
(unaudited)

## Refining and Marketing
**Suncor custom 5-2-2-1 index**[(A)(14)]
(US$/bbl, except as noted)

| | | | | | Quarter Ended | | | | |
|---|---|---|---|---|---|---|---|---|---|
| (average for the quarter ended) | | Mar 31 2024 | Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 |
| WTI crude oil at Cushing | | 76.95 | 80.55 | 75.15 | 70.30 | 76.10 | 73.75 | 82.20 | 78.35 |
| SYN crude oil at Edmonton | | 69.55 | 83.35 | 76.45 | 71.15 | 78.20 | 76.65 | 85.00 | 78.65 |
| WCS at Hardisty | | 57.60 | 67.00 | 61.65 | 57.75 | 51.35 | 58.70 | 69.30 | 56.45 |
| New York Harbor 2-1-1 crack[(B)] | | 27.05 | 24.75 | 21.05 | 18.80 | 36.70 | 32.30 | 39.95 | 28.60 |
| Chicago 2-1-1 crack[(B)] | | 19.80 | 18.85 | 19.35 | 13.85 | 31.55 | 28.60 | 27.45 | 17.10 |
| **Product value** | | | | | | | | | |
| New York Harbor 2-1-1 crack[(C)] | 40% | 41.60 | 42.10 | 38.50 | 35.65 | 45.10 | 42.40 | 48.85 | 42.80 |
| Chicago 2-1-1 crack[(D)] | 40% | 38.70 | 39.75 | 37.80 | 33.65 | 43.05 | 40.95 | 43.85 | 38.20 |
| WTI | 20% | 15.40 | 16.10 | 15.05 | 14.05 | 15.20 | 14.75 | 16.45 | 15.65 |
| Seasonality factor | | 6.50 | 5.00 | 5.00 | 6.50 | 6.50 | 5.00 | 5.00 | 6.50 |
| | | 102.20 | 102.95 | 96.35 | 89.85 | 109.85 | 103.10 | 114.15 | 103.15 |
| **Crude value** | | | | | | | | | |
| SYN | 40% | 27.80 | 33.35 | 30.60 | 28.45 | 31.30 | 30.65 | 34.00 | 31.45 |
| WCS | 40% | 23.05 | 26.80 | 24.65 | 23.10 | 20.55 | 23.50 | 27.70 | 22.60 |
| WTI | 20% | 15.40 | 16.10 | 15.05 | 14.05 | 15.20 | 14.75 | 16.45 | 15.65 |
| | | 66.25 | 76.25 | 70.30 | 65.60 | 67.05 | 68.90 | 78.15 | 69.70 |
| **Suncor custom 5-2-2-1 index** | | 35.95 | 26.70 | 26.05 | 24.25 | 42.80 | 34.20 | 36.00 | 33.45 |
| **Suncor custom 5-2-2-1 index (Cdn$/bbl)**[(A)] | | 48.50 | 36.55 | 35.50 | 33.95 | 57.85 | 45.95 | 48.25 | 45.55 |

| (average for the year ended) | | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|---|
| WTI crude oil at Cushing | | 75.70 | 77.60 | 94.25 | 67.95 | 39.40 |
| SYN crude oil at Edmonton | | 75.10 | 79.60 | 98.70 | 66.30 | 36.25 |
| WCS at Hardisty | | 61.00 | 59.00 | 75.95 | 54.90 | 26.85 |
| New York Harbor 2-1-1 crack[(B)] | | 22.90 | 34.40 | 47.00 | 19.40 | 11.75 |
| Chicago 2-1-1 crack[(B)] | | 17.95 | 26.15 | 38.10 | 17.75 | 8.05 |
| **Product value** | | | | | | |
| New York Harbor 2-1-1 crack[(C)] | 40% | 39.45 | 44.80 | 56.50 | 34.95 | 20.45 |
| Chicago 2-1-1 crack[(D)] | 40% | 37.45 | 41.50 | 52.95 | 34.30 | 19.00 |
| WTI | 20% | 15.15 | 15.50 | 18.85 | 13.60 | 7.90 |
| Seasonality factor | | 5.75 | 5.75 | 5.75 | 5.75 | 5.75 |
| | | 97.80 | 107.55 | 134.05 | 88.60 | 53.10 |
| **Crude value** | | | | | | |
| SYN | 40% | 30.05 | 31.85 | 39.50 | 26.50 | 14.50 |
| WCS | 40% | 24.40 | 23.60 | 30.40 | 21.95 | 10.75 |
| WTI | 20% | 15.15 | 15.50 | 18.85 | 13.60 | 7.90 |
| | | 69.60 | 70.95 | 88.75 | 62.05 | 33.15 |
| **Suncor custom 5-2-2-1 index** | | 28.20 | 36.60 | 45.30 | 26.55 | 19.95 |
| **Suncor custom 5-2-2-1 index (Cdn$/bbl)**[(A)] | | 38.65 | 49.40 | 58.95 | 33.30 | 26.75 |

(A) The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

(B) 2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C) Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D) Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

# Operating Summary Information

### *Non-GAAP and Other Financial Measures*

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs for each quarter in 2024 and 2023 are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations, free funds flow, metrics contained in ROCE and ROCE excluding impairments and impairment reversal, net debt and total debt for each quarter in 2024 and 2023 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, metrics contained in ROCE and ROCE excluding impairments and impairment reversal, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, refining operating expense, net debt and total debt for the years ended December 31, 2021 and 2020 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2022, and for the years ended December 31, 2024, 2023 and 2022 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2024, which is contained in the annual report (the 2024 MD&A). Refining and marketing gross margin, refining operating expense, rack forward gross margin and rack forward operating expense for each quarter in 2024 and 2023 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020 are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Operating netbacks for each quarter in 2024 and 2023 and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2024 MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

### *Oil Sands Operating Netbacks*

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

### *Exploration and Production (E&P) Operating Netbacks*

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

### Definitions

(1) Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, Canada Emergency Wage Subsidy (CEWS), COVID-19 related costs, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2) Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3) Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4) Reflects adjustments for royalties not related to crude products.

(5) Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(6) Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(7) Production from the company's Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company's Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company's financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(8) Reflects adjustments for general and administrative costs not directly attributed to production.

(9) Reflects adjustments for intersegment marketing fees.

(10) Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(11) Rack forward operating revenues, other income less purchases of crude oil and products.

(12) Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(13) Reflects operating, selling and general expenses associated with the company's ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(14) The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

### Explanatory Note

\* Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities' respective accounting policy choices.

### Abbreviations

| | | |
|---|---|---|
| bbl | – | barrel |
| bbls/d | – | barrels per day |
| mbbls | – | thousands of barrels |
| mbbls/d | – | thousands of barrels per day |
| boe | – | barrels of oil equivalent |
| boe/d | – | barrels of oil equivalent per day |
| mboe | – | thousands of barrels of oil equivalent |
| mboe/d | – | thousands of barrels of oil equivalent per day |
| cpl | – | cents per litre |
| ML | – | million litres |
| SCO | – | Synthetic crude oil |
| WTI | – | West Texas Intermediate |
| SYN | – | Synthetic crude oil benchmark |
| WCS | – | Western Canadian Select |

### Metric Conversion

Crude oil, refined products, etc.          1 m$^3$ (cubic metre) = approx. 6.29 barrels

# Share Trading Information

(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

| | Mar 31 2024 | Jun 30 2024 | Sep 30 2024 | Dec 31 2024 | Mar 31 2023 | Jun 30 2023 | Sep 30 2023 | Dec 31 2023 |
|---|---|---|---|---|---|---|---|---|
| | **Quarter Ended** | | | | **Quarter Ended** | | | |
| **Share ownership** | | | | | | | | |
| Average number outstanding, weighted monthly (thousands)(A) | **1 288 184** | **1 283 035** | **1 268 667** | **1 254 945** | 1 329 258 | 1 309 148 | 1 300 252 | 1 294 340 |
| **Share price** (dollars) | | | | | | | | |
| Toronto Stock Exchange | | | | | | | | |
| High | **50.11** | **56.69** | **57.32** | **58.28** | 48.26 | 44.78 | 47.76 | 47.55 |
| Low | **41.88** | **49.73** | **48.41** | **49.28** | 38.82 | 37.09 | 37.73 | 40.07 |
| Close | **49.99** | **52.15** | **49.92** | **51.31** | 41.96 | 38.86 | 46.71 | 42.45 |
| New York Stock Exchange – US$ | | | | | | | | |
| High | **36.98** | **41.50** | **41.95** | **41.75** | 35.50 | 33.33 | 35.51 | 34.74 |
| Low | **31.03** | **36.15** | **35.09** | **34.17** | 28.11 | 27.59 | 28.26 | 29.45 |
| Close | **36.91** | **38.10** | **36.92** | **35.68** | 31.05 | 29.32 | 34.38 | 32.04 |
| **Shares traded** (thousands) | | | | | | | | |
| Toronto Stock Exchange | **553 458** | **515 203** | **519 703** | **480 046** | 690 801 | 650 943 | 546 896 | 483 548 |
| New York Stock Exchange | **263 405** | **318 122** | **254 874** | **244 702** | 285 360 | 286 370 | 306 946 | 301 645 |
| **Per common share information** (dollars) | | | | | | | | |
| Net earnings attributable to common shareholders | **1.25** | **1.22** | **1.59** | **0.65** | 1.54 | 1.44 | 1.19 | 2.18 |
| Dividend per common share | **0.55** | **0.55** | **0.55** | **0.57** | 0.52 | 0.52 | 0.52 | 0.55 |

(A)   The company had approximately 4 939 registered holders of record of common shares as at January 31, 2025.

**Information for Security Holders Outside Canada**

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

# Leadership and Board Members as at December 31, 2024

## Leadership

**Rich Kruger**
*President and Chief Executive Officer*

**Kris Smith**
*Chief Financial Officer*

**Adam Albeldawi**
*Chief Human Resources Officer*

**Peter Zebedee**
*Executive Vice President, Oil Sands*

**David Oldreive**
*Executive Vice Present, Downstream*

**Jacquie Moore**
*General Counsel and Corporate Secretary*

**Shelley Powell**
*Senior Vice President, Operational Improvement & Support Services*

**Kent Ferguson**
*Senior Vice President, Strategy, Sustainability and Corporate Development*

**Troy Little**
*Senior Vice President, External Affairs*

## Board of Directors

**Russell Girling**
*Chair of the Board*
Calgary, Alberta

**Rich Kruger**
*President and Chief Executive Officer, Suncor*
Calgary, Alberta

**Ian Ashby**[3][4]
Queensland, Australia

**Patricia Bedient**[1][2]
*Chair, Audit committee*
Sammamish, Washington

**Christopher Seasons**[3][4]
Calgary, Alberta

**Jean Paul (JP) Gladu**[2][3]
Sand Point First Nation, Ontario

**Brian MacDonald**[2][3]
*Chair, Human resources and compensation committee*
Naples, Florida

**M. Jacqueline Sheppard**[2][3]
*Chair, Governance committee*
Calgary, Alberta

**Lorraine Mitchelmore**[1][4]
*Chair, Environment, health, safety and sustainable development committee*
Calgary, Alberta

**Daniel Romasko**[1][4]
Blanco, Texas

**Jane Peverett**[1][2]
Vancouver, British Columbia

[1] Audit committee member

[2] Governance committee member

[3] Human resources and compensation committee member

[4] Environment, health, safety and sustainable development committee member



Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com